

04040521

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Financial Asset Securities Corp.

Exact Name of Registrant as Specified in Charter

0001003197

Registrant CIK Number

Form 8-K, August 13, 2004, Series 2004-2

333-111379

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: _August 13_ , 2004

FINANCIAL ASSET SECURITIES CORP.

By: _____

Name: Frank Skibo
Title: Senior Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

❈ RBS Greenwich Capital

⚝ RBS Greenwich Capital

MERITAGE MORTGAGE CORPORATION 2004-2

ORIGINAL DTI:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 0	2	167,000.00	0.03
1 - 10	19	3,610,169.37	0.58
11 - 20	90	11,775,105.52	1.89
21 - 30	404	49,192,568.86	7.90
31 - 40	1,159	156,080,756.25	25.06
41 - 50	2,045	317,931,300.77	51.05
51 - 55	555	83,978,598.75	13.49
Total	4,274	622,735,499.52	100.00

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

✖ RBS Greenwich Capital

RBS Greenwich Capital

MERITAGE MORTGAGE CORPORATION 2004-2 IO ONLY
08/01/04 cutoff

		Minimum	Maximum
Total Original Balance:	251,950,534		
Total Current Balance:	251,948,850		
Number Of Loans:	952		
Average Original Balance:	$264,653.92	$69,500.00	$750,000.00
Average Current Balance:	$264,652.15	$69,500.00	$750,000.00
Average Collateral Value:	$319,098.29	$87,000.00	$1,175,000.00
Weighted Average Gross Coupon:	6.1447 %	4.5000	11.2500 %
Weighted Average Gross Margin:	5.4028 %	3.6250	8.8750 %
Weighted Average First Rate Cap:	2.4280 %	2.0000	3.0000 %
Weighted Average Period Rate Cap:	1.5000 %	1.5000	1.5000 %
Weighted Average Max Rate Cap:	13.1391 %	7.2500	18.2500 %
Weighted Average Initial Rate Adj Freq:	25 months	24	60 months
Weighted Average Rate Adj Freq:	6 months	6	6 months
Weighted Average Months To Roll:	23 months	19	59 months
Weighted Average Oltv:	83.99 %	32.34	100.00 %
Weighted Average Original Dti:	41.93 %	3.00	55.00 %
Weighted Average Fico Score:	658	526	801
Weighted Average Amort Term:	360.00 months	360.00	360.00 months
Weighted Average Original Term:	360.00 months	360.00	360.00 months
Weighted Average Remaining Term:	357.90 months	355.00	359.00 months
Weighted Average Seasoning:	2.10 months	1.00	5.00 months
Weighted Average Prepayment Term:	23 months	0	36 months
Weighted Average Io Term:	25 months	24	60 months
Weighted Average Io Rterm:	23 months	19	59 months

Top Prepayment Penalty Concentrations ($): 95.38 % Prepayment Penalty, 4.62 % No Prepayment Penalty

Top State Concentrations ($): 56.76 % California, 9.72 % Arizona, 6.76 % Washington

Maximum Zip Code Concentration ($): 1.06 % 94591 (Vallejo, CA)

Fund Date:	Feb 16, 2004	Jun 17, 2004
First Pay Date:	Apr 01, 2004	Aug 01, 2004
Rate Adj Date:	Mar 01, 2006	Jul 01, 2009
Mature Date:	Mar 01, 2034	Jul 01, 2034

❊RBS Greenwich Capital

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 6 Mo LIBOR ARM	859	229,447,129.97	91.07
3/27 6 Mo LIBOR ARM	77	19,006,269.98	7.54
5/25 6 Mo LIBOR ARM	16	3,495,449.99	1.39
Total	952	251,948,849.94	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6 Mo LIBOR	952	251,948,849.94	100.00
Total	952	251,948,849.94	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Interest Only	952	251,948,849.94	100.00
Total	952	251,948,849.94	100.00

LIEN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	952	251,948,849.94	100.00
Total	952	251,948,849.94	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Silent Second	491	128,722,348.24	51.09
Silent Second	461	123,226,501.70	48.91
Total	952	251,948,849.94	100.00

✖✖ RBS Greenwich Capital

ORIGINAL BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
69,500 - 75,000	2	140,300.00	0.06
75,001 - 100,000	31	2,915,049.98	1.16
100,001 - 125,000	75	8,445,846.65	3.35
125,001 - 150,000	108	14,885,588.34	5.91
150,001 - 175,000	79	12,739,050.00	5.06
175,001 - 200,000	92	17,327,449.18	6.88
200,001 - 225,000	80	17,047,151.13	6.77
225,001 - 250,000	81	19,329,550.00	7.67
250,001 - 275,000	52	13,677,590.74	5.43
275,001 - 300,000	46	13,160,335.48	5.22
300,001 - 325,000	34	10,705,244.02	4.25
325,001 - 350,000	45	15,159,469.37	6.02
350,001 - 375,000	39	14,132,200.00	5.61
375,001 - 400,000	37	14,403,348.10	5.72
400,001 - 425,000	27	11,168,714.00	4.43
425,001 - 450,000	20	8,746,296.88	3.47
450,001 - 475,000	17	7,832,550.00	3.11
475,001 - 500,000	21	10,295,050.00	4.09
500,001 - 525,000	7	3,600,416.07	1.43
525,001 - 550,000	11	5,919,700.00	2.35
550,001 - 575,000	7	3,928,200.00	1.56
575,001 - 600,000	9	5,350,300.00	2.12
600,001 - 625,000	5	3,084,500.00	1.22
625,001 - 650,000	19	12,298,000.00	4.88
650,001 - 675,000	1	659,250.00	0.26
675,001 - 700,000	3	2,062,700.00	0.82
700,001 - 725,000	2	1,440,000.00	0.57
725,001 - 750,000	2	1,495,000.00	0.59
Total	**952**	**251,948,849.94**	**100.00**

✕✕ RBS Greenwich Capital

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
69,500 - 75,000	2	140,300.00	0.06
75,001 - 100,000	31	2,915,049.98	1.16
100,001 - 125,000	75	8,445,846.65	3.35
125,001 - 150,000	108	14,885,588.34	5.91
150,001 - 175,000	79	12,739,050.00	5.06
175,001 - 200,000	92	17,327,449.18	6.88
200,001 - 225,000	80	17,047,151.13	6.77
225,001 - 250,000	81	19,329,550.00	7.67
250,001 - 275,000	52	13,677,590.74	5.43
275,001 - 300,000	46	13,160,335.48	5.22
300,001 - 325,000	34	10,705,244.02	4.25
325,001 - 350,000	45	15,159,469.37	6.02
350,001 - 375,000	39	14,132,200.00	5.61
375,001 - 400,000	37	14,403,348.10	5.72
400,001 - 425,000	27	11,168,714.00	4.43
425,001 - 450,000	20	8,746,296.88	3.47
450,001 - 475,000	17	7,832,550.00	3.11
475,001 - 500,000	21	10,295,050.00	4.09
500,001 - 525,000	7	3,600,416.07	1.43
525,001 - 550,000	11	5,919,700.00	2.35
550,001 - 575,000	7	3,928,200.00	1.56
575,001 - 600,000	9	5,350,300.00	2.12
600,001 - 625,000	5	3,084,500.00	1.22
625,001 - 650,000	19	12,298,000.00	4.88
650,001 - 675,000	1	659,250.00	0.26
675,001 - 700,000	3	2,062,700.00	0.82
700,001 - 725,000	2	1,440,000.00	0.57
725,001 - 750,000	2	1,495,000.00	0.59
Total	**952**	**251,948,849.94**	**100.00**

✖ RBS Greenwich Capital

COLLATERAL VALUE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
87,000 - 100,000	13	1,175,950.00	0.47
100,001 - 150,000	105	11,936,246.63	4.74
150,001 - 200,000	179	26,953,637.52	10.70
200,001 - 250,000	122	23,637,773.66	9.38
250,001 - 300,000	125	28,876,397.47	11.46
300,001 - 350,000	106	29,300,564.76	11.63
350,001 - 400,000	62	20,132,085.47	7.99
400,001 - 450,000	59	20,999,217.48	8.33
450,001 - 500,000	42	16,518,400.00	6.56
500,001 - 550,000	39	17,235,910.88	6.84
550,001 - 600,000	28	13,130,800.00	5.21
600,001 - 650,000	19	9,712,966.07	3.86
650,001 - 700,000	15	8,481,450.00	3.37
700,001 - 750,000	6	3,369,500.00	1.34
750,001 - 800,000	7	4,185,700.00	1.66
800,001 - 850,000	4	2,698,000.00	1.07
850,001 - 900,000	11	7,124,250.00	2.83
900,001 - 950,000	4	2,670,000.00	1.06
950,001 - 1,000,000	5	3,430,000.00	1.36
1,150,001 - 1,175,000	1	380,000.00	0.15
Total	952	251,948,849.94	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.500 - 4.500	7	2,027,100.00	0.80
4.501 - 5.000	93	29,313,789.70	11.63
5.001 - 5.500	187	55,264,139.63	21.93
5.501 - 6.000	234	70,214,512.91	27.87
6.001 - 6.500	119	27,339,349.99	10.85
6.501 - 7.000	114	26,093,688.33	10.36
7.001 - 7.500	50	10,752,999.18	4.27
7.501 - 8.000	54	12,749,234.74	5.06
8.001 - 8.500	32	6,430,999.98	2.55
8.501 - 9.000	20	4,456,185.48	1.77
9.001 - 9.500	13	2,363,550.00	0.94
9.501 - 10.000	7	1,279,300.00	0.51
10.001 - 10.500	14	2,407,000.00	0.96
10.501 - 11.000	7	1,164,000.00	0.46
11.001 - 11.250	1	93,000.00	0.04
Total	952	251,948,849.94	100.00

✸ RBS Greenwich Capital

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.625 - 4.000	19	5,639,550.00	2.24
4.001 - 5.000	357	101,076,180.10	40.12
5.001 - 6.000	347	92,638,599.65	36.77
6.001 - 7.000	153	36,477,384.73	14.48
7.001 - 8.000	64	13,961,435.48	5.54
8.001 - 8.875	12	2,155,699.98	0.86
Total	952	251,948,849.94	100.00

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.000	548	144,103,829.94	57.20
3.000	404	107,845,020.00	42.80
Total	952	251,948,849.94	100.00

PERIOD RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.500	952	251,948,849.94	100.00
Total	952	251,948,849.94	100.00

MAX RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
7.250 - 8.000	1	232,800.00	0.09
11.001 - 12.000	100	31,340,889.70	12.44
12.001 - 13.000	421	125,352,352.54	49.75
13.001 - 14.000	232	53,326,538.32	21.17
14.001 - 15.000	104	23,502,233.92	9.33
15.001 - 16.000	52	10,887,185.46	4.32
16.001 - 17.000	20	3,642,850.00	1.45
17.001 - 18.000	21	3,571,000.00	1.42
18.001 - 18.250	1	93,000.00	0.04
Total	952	251,948,849.94	100.00

✖✖RBS Greenwich Capital

NEXT RATE RESET:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
19	7	1,963,348.76	0.78
20	94	26,056,551.26	10.34
21	198	53,947,515.95	21.41
22	245	62,249,350.00	24.71
23	315	85,230,364.00	33.83
32	8	1,986,699.98	0.79
33	11	2,945,700.00	1.17
34	20	4,877,150.00	1.94
35	38	9,196,720.00	3.65
56	3	572,099.99	0.23
57	5	964,600.00	0.38
58	1	272,800.00	0.11
59	7	1,685,950.00	0.67
Total	952	251,948,849.94	100.00

next reset date:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
03/01/06 - 03/31/06	7	1,963,348.76	0.78
04/01/06 - 04/30/06	94	26,056,551.26	10.34
05/01/06 - 05/31/06	198	53,947,515.95	21.41
06/01/06 - 06/30/06	245	62,249,350.00	24.71
07/01/06 - 07/31/06	315	85,230,364.00	33.83
04/01/07 - 04/30/07	8	1,986,699.98	0.79
05/01/07 - 05/31/07	11	2,945,700.00	1.17
06/01/07 - 06/30/07	20	4,877,150.00	1.94
07/01/07 - 07/31/07	38	9,196,720.00	3.65
04/01/09 - 04/30/09	3	572,099.99	0.23
05/01/09 - 05/31/09	5	964,600.00	0.38
06/01/09 - 06/30/09	1	272,800.00	0.11
07/01/09 - 07/31/09	7	1,685,950.00	0.67
Total	952	251,948,849.94	100.00

AMORT TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360 - 360	952	251,948,849.94	100.00
Total	952	251,948,849.94	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360 - 360	952	251,948,849.94	100.00
Total	952	251,948,849.94	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
355 - 359	952	251,948,849.94	100.00
Total	952	251,948,849.94	100.00

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1 - 5	952	251,948,849.94	100.00
Total	952	251,948,849.94	100.00

OLTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
32.34 - 35.00	1	380,000.00	0.15
40.01 - 45.00	1	250,000.00	0.10
45.01 - 50.00	1	400,000.00	0.16
50.01 - 55.00	3	349,500.00	0.14
55.01 - 60.00	3	844,000.00	0.33
60.01 - 65.00	7	1,987,750.00	0.79
65.01 - 70.00	23	7,359,100.00	2.92
70.01 - 75.00	33	11,735,750.00	4.66
75.01 - 80.00	510	131,004,826.70	52.00
80.01 - 85.00	49	14,241,788.31	5.65
85.01 - 90.00	87	25,696,573.65	10.20
90.01 - 95.00	117	32,874,362.11	13.05
95.01 - 100.00	117	24,825,199.17	9.85
Total	952	251,948,849.94	100.00

ORIGINAL DTI:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3 - 10	4	1,546,919.37	0.61
11 - 20	14	4,046,399.99	1.61
21 - 30	53	15,046,000.00	5.97
31 - 40	239	60,378,309.31	23.96
41 - 50	546	146,179,462.93	58.02
51 - 55	96	24,751,758.34	9.82
Total	952	251,948,849.94	100.00

✖ RBS Greenwich Capital

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
526 - 550	10	2,052,650.00	0.81
551 - 575	33	6,771,100.00	2.69
576 - 600	67	14,311,170.74	5.68
601 - 625	162	39,241,449.98	15.58
626 - 650	177	49,935,549.18	19.82
651 - 675	230	61,401,633.06	24.37
676 - 700	124	33,767,193.97	13.40
701 - 725	66	18,906,246.88	7.50
726 - 750	46	14,131,008.02	5.61
751 - 775	21	6,624,448.11	2.63
776 - 800	15	4,647,450.00	1.84
801 - 801	1	158,950.00	0.06
Total	**952**	**251,948,849.94**	**100.00**

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	602	158,001,537.38	62.71
PUD	244	65,534,133.06	26.01
Two-Four Family	44	15,171,435.48	6.02
Condominium	62	13,241,744.02	5.26
Total	**952**	**251,948,849.94**	**100.00**

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	936	248,663,749.94	98.70
Non-owner	16	3,285,100.00	1.30
Total	**952**	**251,948,849.94**	**100.00**

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	602	155,806,712.99	61.84
Cash Out Refinance	341	93,460,636.95	37.10
Rate/Term Refinance	9	2,681,500.00	1.06
Total	**952**	**251,948,849.94**	**100.00**

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	880	231,835,800.46	92.02
Stated Documentation	72	20,113,049.48	7.98
Total	**952**	**251,948,849.94**	**100.00**

✹RBS Greenwich Capital

PREPAYMENT PENALTY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Prepayment Penalty	900	240,306,135.96	95.38
No Prepayment Penalty	52	11,642,713.98	4.62
Total	952	251,948,849.94	100.00

PREPAYMENT TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
N/A	52	11,642,713.98	4.62
12	7	1,779,000.00	0.71
21	399	131,209,771.21	52.08
24	407	85,976,594.76	34.12
33	27	8,859,300.00	3.52
36	60	12,481,469.99	4.95
Total	952	251,948,849.94	100.00

GRADE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
MS1	510	141,492,230.04	56.16
MS2	182	52,158,499.18	20.70
MS3	155	36,035,299.98	14.30
MS4	70	14,881,770.74	5.91
MS5	26	5,472,400.00	2.17
MS6	9	1,908,650.00	0.76
Total	952	251,948,849.94	100.00

�֍ RBS Greenwich Capital

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	2	479,650.00	0.19
Arizona	118	24,497,349.99	9.72
Arkansas	1	194,700.00	0.08
California	438	143,015,571.20	56.76
Colorado	37	8,561,650.00	3.40
District of Columbia	1	243,000.00	0.10
Florida	39	7,765,573.66	3.08
Georgia	16	2,922,200.00	1.16
Idaho	2	467,200.00	0.19
Illinois	6	1,175,350.00	0.47
Indiana	1	117,500.00	0.05
Kansas	6	815,249.98	0.32
Louisiana	4	714,600.00	0.28
Maryland	21	5,621,114.00	2.23
Massachusetts	20	7,398,435.48	2.94
Michigan	5	1,122,700.00	0.45
Minnesota	1	165,750.00	0.07
Missouri	4	548,050.00	0.22
Nebraska	2	162,000.00	0.06
Nevada	42	8,476,366.26	3.36
New Mexico	1	399,600.00	0.16
Ohio	12	1,989,170.00	0.79
Oklahoma	1	106,500.00	0.04
Oregon	53	10,013,050.00	3.97
Pennsylvania	2	319,400.00	0.13
Texas	5	771,000.00	0.31
Utah	16	2,502,950.00	0.99
Virginia	15	4,257,750.00	1.69
Washington	80	17,024,219.37	6.76
Wyoming	1	101,200.00	0.04
Total	952	251,948,849.94	100.00

Meritage Mortgage Loan Trust 2004-2



$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

※ RBS Greenwich Capital

✖ RBS Greenwich Capital

Meritage 2004-2

Principal Balances ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
a. 0 - 50,000	94	3,848,725.92	1.46
b. 50,001 - 100,000	406	30,624,848.22	11.65
c. 100,001 - 150,000	428	53,112,094.96	20.21
d. 150,001 - 200,000	180	31,210,348.15	11.88
e. 200,001 - 250,000	129	29,035,733.24	11.05
f. 250,001 - 300,000	92	25,388,803.31	9.66
g. 300,001 - 350,000	52	16,932,267.86	6.44
h. 350,001 - 400,000	50	18,664,350.00	7.10
i. 400,001 - 450,000	29	12,387,160.88	4.71
j. 450,001 - 500,000	21	9,994,700.00	3.80
k. 500,001 - 550,000	11	5,742,666.07	2.19
l. 550,001 - 600,000	12	6,967,950.00	2.65
l. 600,001 - 650,000	26	16,735,000.00	6.37
l. 650,001 - 700,000	1	700,000.00	0.27
m. 700,001 - 750,000	2	1,465,000.00	0.56
TOTAL POOL	1,533	262,809,648.61	100.00

Fico Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
c. 521 - 540	11	507,350.00	0.19
d. 541 - 560	20	2,044,940.83	0.78
e. 561 - 580	27	2,274,912.50	0.87
f. 581 - 600	41	4,321,327.08	1.64
g. 601 - 620	321	38,165,525.67	14.52
h. 621 - 640	312	54,956,226.57	20.91
i. 641 - 660	275	50,605,142.76	19.26
j. 661 - 680	199	38,347,541.39	14.59
k. 681 - 700	136	25,500,072.98	9.70
l. 701 - 720	84	19,286,664.69	7.34
m. 721 - 740	59	14,111,280.14	5.37
n. 741 - 760	32	7,709,764.00	2.93
o. 761 - 780	11	3,300,100.00	1.26
p. 781 - 800	4	1,519,850.00	0.58
q. 800 +	1	158,950.00	0.06
TOTAL POOL	1,533	262,809,648.61	100.00

✕✕ RBS Greenwich Capital

LTV Ratio	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
b. 35.01 - 50.00	1	64,000.00	0.02
e. 60.01 - 65.00	2	682,500.00	0.26
f. 65.01 - 70.00	11	5,373,600.00	2.04
g. 70.01 - 75.00	38	9,631,800.00	3.66
h. 75.01 - 80.00	1,419	239,874,345.12	91.27
i. 80.01 - 85.00	28	4,020,237.77	1.53
j. 85.01 - 90.00	33	3,075,365.72	1.17
k. 90.01 - 95.00	1	87,800.00	0.03
TOTAL POOL	1,533	262,809,648.61	100.00

Note Rate	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
04.001-4.500	6	1,567,500.00	0.60
04.501-5.000	93	24,198,139.73	9.21
05.001-5.500	209	50,795,388.86	19.33
05.501-6.000	249	54,849,568.56	20.87
06.001-6.500	158	25,809,703.70	9.82
06.501-7.000	183	27,206,163.01	10.35
07.001-7.500	74	10,749,376.83	4.09
07.501-8.000	63	10,939,017.78	4.16
08.001-8.500	61	8,925,292.95	3.40
08.501-9.000	132	16,330,019.97	6.21
09.001-9.500	137	15,137,842.13	5.76
09.501-10.000	83	8,899,413.53	3.39
10.001-10.500	42	4,193,467.00	1.60
10.501-11.000	21	1,516,025.00	0.58
11.001-11.500	18	1,514,179.56	0.58
11.501-12.000	4	178,550.00	0.07
TOTAL POOL	1,533	262,809,648.61	100.00

Maximum Rate	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
07.001-7.500	1	232,800.00	0.09
11.001-11.500	7	2,039,500.00	0.79
11.501-12.000	93	24,198,139.73	9.32
12.001-12.500	209	50,710,588.86	19.53
12.501-13.000	248	54,701,568.56	21.07
13.001-13.500	155	25,328,853.70	9.75
13.501-14.000	173	25,260,763.01	9.73
14.001-14.500	72	10,495,757.26	4.04
14.501-15.000	62	10,867,017.78	4.19
15.001-15.500	59	8,410,492.95	3.24
15.501-16.000	130	16,172,907.43	6.23
16.001-16.500	137	15,137,842.13	5.83
16.501-17.000	83	8,899,413.53	3.43
17.001-17.500	42	4,193,467.00	1.61
17.501-18.000	21	1,516,025.00	0.58
18.001-18.500	15	1,318,550.00	0.51
>18.5	4	178,550.00	0.07
TOTAL POOL	1,511	259,662,236.94	100.00

✖ RBS Greenwich Capital

Minimum Rate	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 04.501	44	10,949,400.00	4.22
04.501-5.000	142	32,378,559.73	12.47
05.001-5.500	251	56,800,908.86	21.87
05.501-6.000	265	52,725,478.56	20.31
06.001-6.500	151	21,166,353.70	8.15
06.501-7.000	150	22,781,733.01	8.77
07.001-7.500	44	8,045,637.26	3.10
07.501-8.000	30	6,175,717.78	2.38
08.001-8.500	26	4,332,842.95	1.67
08.501-9.000	106	13,061,757.43	5.03
09.001-9.500	137	15,137,842.13	5.83
09.501-10.000	83	8,899,413.53	3.43
10.001-10.500	42	4,193,467.00	1.61
10.501-11.000	21	1,516,025.00	0.58
11.001-11.500	15	1,318,550.00	0.51
11.501-12.000	4	178,550.00	0.07
TOTAL POOL	1,511	259,662,236.94	100.00

Margin	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
03.501-4.000	22	5,378,150.00	2.07
04.001-4.500	185	44,753,800.99	17.24
04.501-5.000	322	66,606,824.83	25.65
05.001-5.500	258	47,259,895.83	18.20
05.501-6.000	178	28,100,549.20	10.82
06.001-6.500	131	17,742,439.87	6.83
06.501-7.000	130	17,870,748.39	6.88
07.001-7.500	126	14,787,690.18	5.69
07.501-8.000	84	9,585,484.32	3.69
08.001-8.500	42	4,435,237.50	1.71
08.501-9.000	21	2,173,615.83	0.84
09.001-9.500	10	899,550.00	0.35
09.501-10.000	2	68,250.00	0.03
TOTAL POOL	1,511	259,662,236.94	100.00

Prepay Term	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	175	21,641,530.24	8.23
12	19	3,638,861.90	1.38
21	264	80,816,444.75	30.75
24	986	139,849,296.81	53.21
33	9	2,783,500.00	1.06
36	80	14,080,014.91	5.36
TOTAL POOL	1,533	262,809,648.61	100.00

Lien	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1ST	1,533	262,809,648.61	100.00
TOTAL POOL	1,533	262,809,648.61	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
341-360	1,533	262,809,648.61	100.00
TOTAL POOL	1,533	262,809,648.61	100.00

✕ RBS Greenwich Capital

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Condominium	72	12,495,497.85	4.75
PUD	269	58,451,000.71	22.24
Single Family	1,043	153,932,004.01	58.57
Townhouse	1	71,200.00	0.03
Two-Four Family	148	37,859,946.04	14.41
TOTAL POOL	1,533	262,809,648.61	100.00

Occupancy	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Non-owner	11	580,153.75	0.22
Primary	1,522	262,229,494.86	99.78
TOTAL POOL	1,533	262,809,648.61	100.00

Loan Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	149	32,974,553.45	12.55
Purchase	1,382	229,699,895.16	87.40
Rate/Term Refinance	2	135,200.00	0.05
TOTAL POOL	1,533	262,809,648.61	100.00

✕✕ RBS Greenwich Capital

State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	13	1,092,523.93	0.42
Arizona	157	24,529,248.87	9.33
Arkansas	2	160,200.00	0.06
California	278	85,561,646.63	32.56
Colorado	29	5,472,500.00	2.08
Connecticut	16	2,646,500.00	1.01
Delaware	4	508,100.00	0.19
Florida	105	13,541,563.50	5.15
Georgia	29	5,067,988.50	1.93
Idaho	29	2,921,966.36	1.11
Illinois	46	5,673,430.52	2.16
Indiana	62	4,536,804.36	1.73
Iowa	14	979,788.31	0.37
Kansas	33	2,462,237.26	0.94
Kentucky	6	516,400.00	0.20
Louisiana	8	663,200.00	0.25
Maryland	35	6,990,134.44	2.66
Massachusetts	74	21,282,695.48	8.10
Michigan	38	4,272,457.89	1.63
Minnesota	2	258,825.00	0.10
Mississippi	5	265,300.00	0.10
Missouri	56	4,712,837.71	1.79
Montana	3	493,950.00	0.19
Nebraska	17	1,498,950.00	0.57
Nevada	41	6,805,065.06	2.59
New Hampshire	1	143,900.00	0.05
New Jersey	2	340,000.00	0.13
New Mexico	10	1,154,200.00	0.44
Ohio	40	3,507,473.80	1.33
Oklahoma	16	1,162,039.72	0.44
Oregon	106	17,018,086.39	6.48
Pennsylvania	38	2,542,742.87	0.97
Rhode Island	9	1,719,200.00	0.65
South Dakota	7	503,950.00	0.19
Tennessee	6	554,600.00	0.21
Texas	14	1,604,110.00	0.61
Utah	47	6,461,673.82	2.46
Virginia	18	2,992,213.17	1.14
Washington	113	19,989,945.02	7.61
Wyoming	2	201,200.00	0.08
TOTAL POOL	**1,533**	**262,809,648.61**	**100.00**

✖ RBS Greenwich Capital

Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
C	1	32,500.00	0.01
MS1	685	138,473,446.14	52.69
MS2	387	71,288,945.99	27.13
MS3	381	46,251,964.57	17.60
MS4	30	2,734,438.58	1.04
MS5	33	2,693,603.33	1.02
MS6	16	1,334,750.00	0.51
TOTAL POOL	1,533	262,809,648.61	100.00

PMI Provider	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No MI	1,533	262,809,648.61	100.00
TOTAL POOL	1,533	262,809,648.61	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 6 Mo LIBOR ARM	1,440	245,151,533.70	93.28
3/27 6 Mo LIBOR ARM	54	10,289,153.24	3.92
5/25 6 Mo LIBOR ARM	17	4,221,550.00	1.61
Fixed Rate	22	3,147,411.67	1.20
TOTAL POOL	1,533	262,809,648.61	100.00

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

✷RBS Greenwich Capital

RBS Greenwich Capital

Meritage 2004-2

	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
FICO																	
500-524 LTV > 65	108,700	0.03	10.500	0.00	510	54.44	84.99	100.00	0.00	100.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00
525-549 LTV > 65	100,817	1.76	9.496	0.00	538	38.08	77.90	77.73	12.79	92.47	100.00	0.00	0.00	17.37	16.88	0.00	10.76
550-574 LTV > 65	110,970	3.31	9.233	0.00	561	38.46	84.09	83.46	14.22	98.58	100.00	0.00	0.00	24.16	12.71	0.00	6.55
575-599 LTV > 70	123,145	10.46	9.184	0.00	584	41.10	92.56	79.79	17.16	98.58	98.99	0.00	1.01	22.42	14.75	0.00	8.08
600-624 LTV > 70	112,114	15.19	7.784	0.00	611	41.91	85.91	71.45	21.78	98.59	99.69	0.00	0.31	35.10	22.40	0.00	6.55
625-649 LTV > 70	146,936	20.72	6.983	0.00	636	42.04	85.83	63.91	23.30	97.64	88.92	0.00	11.08	35.03	29.56	0.00	5.18
650-674 LTV > 80	146,083	9.2	6.844	0.00	660	41.69	95.12	65.99	24.81	98.24	89.12	0.00	10.88	44.06	37.16	0.00	9.38
675-699 LTV > 80	151,938	5.61	6.686	0.00	685	41.58	96.28	63.76	28.91	98.52	93.51	0.00	6.49	41.62	26.57	0.00	5.88
700-724 LTV > 80	135,909	2.64	6.830	0.00	712	42.33	96.23	73.07	14.39	98.70	79.76	0.00	20.24	42.29	34.86	0.00	4.75
725-749 LTV > 85	151,019	1.7	6.506	0.00	737	42.65	97.02	65.83	18.64	100.00	81.52	0.00	18.48	35.84	54.85	0.00	3.88
750-774 LTV > 85	188,602	0.64	6.556	0.00	764	42.02	98.40	60.62	22.46	100.00	93.49	0.00	6.51	54.56	47.58	0.00	2.04
775-799 LTV > 85	194,866	0.59	6.272	0.00	785	39.46	96.54	79.22	13.14	100.00	75.13	0.00	24.87	53.84	69.15	0.00	0.00
800-824 LTV > 85	122,350	0.04	6.319	0.00	803	42.36	97.35	26.48	73.52	100.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00
LTV																	
60.00 - 64.99 DTI > 50	167,500	0.05	8.347	0.00	617	50.06	61.49	0.00	59.70	59.70	100.00	0.00	0.00	0.00	0.00	0.00	0.00
65.00 - 69.99 DTI > 50	449,167	0.22	5.932	0.00	620	52.35	68.07	10.95	89.05	100.00	100.00	0.00	0.00	100.00	89.05	0.00	0.00
70.00 - 74.99 DTI > 50	269,714	0.48	6.090	0.00	640	52.62	73.45	49.44	50.56	92.32	100.00	0.00	0.00	28.04	41.19	0.00	4.18
75.00 - 79.99 DTI > 50	162,692	1.65	6.381	0.00	646	52.67	79.35	60.70	19.83	100.00	98.79	0.00	1.21	36.17	43.95	0.00	4.01
80.00 - 84.99 DTI > 50	173,516	4.88	6.147	0.00	650	52.59	80.09	61.38	14.39	98.00	98.55	0.00	1.45	41.03	38.48	0.00	2.41
85.00 - 89.99 DTI > 50	160,260	0.57	7.583	0.00	617	51.49	86.85	45.69	41.10	82.45	100.00	0.00	0.00	23.37	19.08	0.00	4.75
90.00 - 94.99 DTI > 50	182,438	0.79	6.946	0.00	627	51.84	91.51	68.35	30.19	100.00	93.61	0.00	6.39	14.82	34.97	0.00	6.30
95.00 - 99.99 DTI > 50	164,783	1.3	6.739	0.00	656	52.17	96.23	73.66	25.34	100.00	100.00	0.00	0.00	36.61	35.22	0.00	10.40
100.00 + DTI > 50	108,656	3.51	7.935	0.00	662	52.66	100.00	66.29	23.75	100.00	100.00	0.00	0.00	8.09	11.74	0.00	
DTI																	
25-29.99 FICO < 550	109,344	0.18	9.414	0.00	537	27.82	75.81	64.22	16.10	80.31	100.00	0.00	0.00	15.43	45.73	0.00	16.10
30-34.99 FICO < 575	104,403	0.74	9.199	0.00	551	32.52	80.58	70.86	29.14	96.84	100.00	0.00	0.00	20.25	6.31	0.00	2.65
35-39.59 FICO < 600	118,096	2.58	8.920	0.00	572	37.79	86.02	78.08	13.66	97.42	99.19	0.00	0.81	31.98	13.64	0.00	7.30
40-44.99 FICO < 625	119,950	7.2	8.532	0.00	591	42.70	87.65	77.64	18.03	98.11	99.22	0.00	0.78	27.63	20.55	0.00	9.14
45-49.99 FICO < 650	132,938	14.22	7.955	0.00	609	47.86	86.86	68.92	21.43	97.17	97.18	0.00	2.82	39.82	26.33	0.00	5.63
50-54.99 FICO < 675	148,051	10.72	7.025	0.00	631	52.24	86.45	63.21	22.79	98.42	98.68	0.00	1.32	30.08	31.13	0.00	6.59
55-up FICO < 700	106,844	0.22	6.752	0.00	660	55.03	85.83	56.49	19.06	93.88	100.00	0.00	0.00	0.00	11.49	0.00	0.00

Stated Doc

Range																	
525-549	32,500	3.01	11.875	0.23	527	37.15	65.00	100.00	0.00	0.00	0.00	0.00	100.00	0.00	0.00	0.00	0.03
575-599	164,345	0.11	8.947	0.00	587	44.35	73.64	74.35	25.65	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00
600-624	97,717	0.05	8.960	0.00	607	33.08	74.99	40.17	59.83	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00
625-649	152,057	2.3	9.137	0.00	636	40.59	84.50	56.15	15.57	100.00	0.00	0.00	100.00	30.82	6.45	0.00	9.05
650-674	141,518	3.18	8.396	0.00	659	40.04	83.83	60.43	22.63	100.00	0.00	0.00	100.00	35.24	23.35	0.00	11.95
675-699	148,572	2.15	8.184	0.00	686	39.84	81.87	42.75	14.52	100.00	0.00	0.00	100.00	23.45	26.49	0.00	13.21
700-724	177,053	1.65	7.729	0.00	710	39.78	84.64	46.69	9.11	100.00	0.00	0.00	100.00	44.47	25.92	0.00	5.30
725-749	185,379	1.28	7.689	0.00	736	41.83	83.60	52.60	9.85	100.00	0.00	0.00	100.00	76.57	41.64	0.00	0.00
750-774	209,055	0.37	6.908	0.00	759	42.24	77.15	65.52	0.00	100.00	0.00	0.00	100.00	66.26	81.83	0.00	3.51
775-799	357,367	0.34	6.609	0.00	783	33.87	82.61	73.72	0.00	100.00	0.00	0.00	100.00	100.00	81.72	0.00	0.00
800-824	158,950	0.03	7.999	0.00	801	37.55	80.00	100.00	0.00	100.00	0.00	0.00	100.00		0.00	0.00	0.00

IO Loans

Range																	
525-549	212,072	0.31	8.901	0.00	536	39.15	75.85	37.87	23.52	91.16	100.00	0.00	0.00	100.00	47.56	0.00	23.52
550-574	211,696	0.85	8.178	0.00	559	36.46	84.05	74.68	22.01	100.00	100.00	0.00	0.00	100.00	31.43	0.00	3.57
575-599	212,138	2.42	7.805	0.00	584	41.08	88.48	77.44	20.46	99.03	100.00	0.00	0.00	100.00	44.25	0.00	3.81
600-624	232,967	5.76	6.522	0.00	612	42.78	83.47	68.05	26.07	97.72	100.00	0.00	0.00	100.00	51.19	0.00	2.62
625-649	281,779	8.01	5.970	0.00	636	41.75	81.09	58.01	30.37	98.14	100.00	0.00	0.00	100.00	58.30	0.00	2.69
650-674	271,665	10.43	5.886	0.00	660	42.10	84.65	63.51	24.64	99.03	90.59	0.00	9.41	100.00	59.95	0.00	4.34
675-699	269,830	5.55	5.675	0.00	687	42.07	85.18	56.14	30.93	99.59	86.36	0.00	13.64	100.00	49.89	0.00	3.06
700-724	286,458	3.04	5.670	0.00	712	42.84	84.87	60.42	27.79	100.00	87.26	0.00	12.74	100.00	66.93	0.00	2.10
725-749	310,151	2.14	5.675	0.00	736	41.63	84.75	71.57	16.60	98.08	73.42	0.00	26.58	100.00	73.08	0.00	0.00
750-774	309,123	1.19	5.675	0.00	761	43.90	83.08	54.76	20.58	100.00	76.27	0.00	23.73	100.00	64.93	0.00	0.00
775-799	309,830	0.75	5.891	0.00	788	38.50	85.49	53.75	14.34	95.80	69.43	0.00	30.57	100.00	63.87	0.00	0.00
800-824	158,950	0.03	7.999	0.00	801	37.55	80.00	100.00	0.00	100.00	0.00	0.00	100.00	100.00	0.00	0.00	0.00

Meritage Mortgage Loan Trust 2004-2



Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

�֎RBS Greenwich Capital

✷ RBS Greenwich Capital

MERITAGE MORTGAGE CORPORATION FIX

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6.250 - 6.500	9	1,852,100.00	4.76
6.501 - 7.000	26	4,515,492.68	11.61
7.001 - 7.500	9	1,384,069.57	3.56
7.501 - 8.000	27	2,136,875.92	5.50
8.001 - 8.500	36	2,617,579.33	6.73
8.501 - 9.000	28	1,580,488.68	4.07
9.001 - 9.500	49	2,875,532.33	7.40
9.501 - 10.000	81	4,293,392.30	11.04
10.001 - 10.500	30	1,632,116.19	4.20
10.501 - 11.000	70	3,688,912.93	9.49
11.001 - 11.500	97	3,476,621.20	8.94
11.501 - 12.000	63	2,914,669.10	7.50
12.001 - 12.500	36	1,577,358.96	4.06
12.501 - 13.000	33	1,044,950.00	2.69
13.001 - 13.500	17	419,664.79	1.08
13.501 - 14.000	7	251,700.00	0.65
14.001 - 14.500	72	1,722,024.03	4.43
14.501 - 15.000	19	485,096.85	1.25
15.001 - 15.500	3	87,800.00	0.23
15.501 - 16.000	10	270,046.15	0.69
16.001 - 16.250	2	52,000.00	0.13
Total	724	38,878,491.01	100.00

✕✕ RBS Greenwich Capital

MERITAGE MORTGAGE CORPORATION ARM

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.5000 - 4.5000	8	2,131,100.00	0.37
4.5001 - 5.0000	125	34,673,973.38	5.94
5.0001 - 5.5000	307	78,453,107.56	13.44
5.5001 - 6.0000	462	108,662,538.44	18.61
6.0001 - 6.5000	371	66,032,502.27	11.31
6.5001 - 7.0000	468	76,256,164.63	13.06
7.0001 - 7.5000	257	36,099,130.27	6.18
7.5001 - 8.0000	216	33,190,427.45	5.68
8.0001 - 8.5000	171	23,039,834.76	3.95
8.5001 - 9.0000	262	31,633,926.46	5.42
9.0001 - 9.5000	256	28,864,100.17	4.94
9.5001 - 10.0000	194	21,325,480.10	3.65
10.0001 - 10.5000	208	22,886,159.15	3.92
10.5001 - 11.0000	133	12,005,358.21	2.06
11.0001 - 11.5000	72	5,905,028.46	1.01
11.5001 - 12.0000	31	2,231,436.13	0.38
12.0001 - 12.5000	8	346,491.07	0.06
12.5001 - 12.7500	1	120,250.00	0.02
Total	3,550	583,857,008.51	100.00

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

✖RBS Greenwich Capital

Range	Count	Balance	% of Balance	Gross Rate	Gross Margin	Gross Lifecap	Gross Lifefloor	Master & Sub Serv Fees	Sched Rem Term	Rem Amort	Rem Term	Orig Term	Initial Cap	Periodic Cap	Month to Next Adj	Provided LTV	Known FICOs	Avg Balance	LTV>80w/MI
501-510	2	217,400.00	0.03%	10.500	7.625	17.500	10.500	0	357	357	357	360	3.000	1.500	21	84.99	510	108,700.00	0
521-530	31	2,658,255.31	0.43%	9.843	8.250	16.775	9.742	0	357	357	357	360	2.852	1.500	21	78.75	527	85,750.17	0
531-540	45	4,331,547.55	0.70%	9.415	8.100	16.220	9.342	0	358	358	358	360	2.840	1.500	22	74.74	536	96,256.61	0
541-550	47	5,340,598.62	0.86%	9.415	7.930	16.393	9.292	0	358	358	358	360	2.903	1.500	22	78.39	546	113,629.76	0
551-560	89	11,209,781.09	1.80%	8.918	7.528	15.883	8.765	0	358	358	358	360	2.796	1.500	22	82.64	556	125,952.60	0
561-570	72	6,994,399.77	1.12%	9.297	7.689	16.274	9.198	0	358	358	358	360	2.878	1.500	22	81.44	566	97,144.44	0
571-580	242	29,160,445.33	4.68%	9.280	7.218	16.279	9.183	0	356	356	356	359	2.890	1.500	22	91.64	577	120,497.71	0
581-590	209	26,219,915.95	4.21%	8.922	7.167	15.891	8.853	0	358	358	358	360	2.860	1.500	22	90.64	585	125,454.14	0
591-600	171	20,423,584.54	3.28%	8.838	6.938	15.781	8.681	0	355	357	355	357	2.874	1.500	22	89.00	596	119,436.17	0
601-610	410	45,695,619.30	7.34%	7.893	6.166	14.605	7.328	0	348	358	350	350	2.814	1.500	23	85.44	605	111,452.73	0
611-620	323	37,475,626.99	6.02%	7.535	5.996	14.203	7.020	0	347	356	349	349	2.784	1.500	22	84.30	615	116,023.61	0
621-630	352	49,545,082.84	7.96%	7.196	5.741	13.815	6.625	0	343	357	345	345	2.772	1.500	23	85.39	626	140,753.08	0
631-640	384	58,094,368.42	9.33%	6.807	5.630	13.600	6.398	0	350	358	352	352	2.798	1.500	23	84.26	635	151,287.42	0
641-650	301	46,368,219.85	7.45%	6.843	5.641	13.612	6.428	0	349	358	351	351	2.762	1.500	23	85.33	645	154,047.24	0
651-660	352	59,848,740.44	9.61%	6.552	5.536	13.367	6.258	0	351	358	354	354	2.677	1.500	24	86.76	655	170,024.83	0
661-670	283	45,392,715.67	7.29%	6.565	5.462	13.334	6.185	0	349	358	351	351	2.742	1.500	23	85.34	665	160,398.29	0
671-680	199	33,245,677.50	5.34%	6.536	5.471	13.332	6.210	0	350	357	353	353	2.688	1.500	23	87.18	676	167,063.71	0
681-690	199	34,114,132.27	5.48%	6.476	5.251	13.304	6.173	0	350	357	352	352	2.699	1.500	23	86.82	685	171,427.80	0
691-700	120	20,588,938.78	3.31%	6.456	5.170	13.294	6.174	0	349	358	351	351	2.602	1.500	23	86.52	696	171,574.49	0
701-710	109	20,545,272.25	3.30%	6.512	5.229	13.163	6.066	0	356	358	356	349	2.704	1.500	24	85.97	706	188,488.74	0
711-720	74	12,756,922.73	2.05%	6.334	5.264	13.079	6.020	0	345	358	345	347	2.538	1.500	23	86.56	716	172,390.85	0
721-730	72	14,045,462.66	2.26%	6.475	5.456	13.257	6.101	0	346	358	348	348	2.665	1.500	24	84.84	726	195,075.87	0
731-740	69	12,267,993.55	1.97%	6.325	5.043	13.159	6.073	0	349	357	349	351	2.789	1.500	25	87.59	736	177,797.01	0
741-750	43	8,904,156.64	1.43%	6.317	5.243	13.087	5.994	0	346	358	346	348	2.666	1.500	24	86.71	745	207,073.41	0
751-760	22	4,531,293.36	0.73%	5.948	5.146	12.789	5.949	0	349	358	349	351	2.705	1.500	22	81.40	757	205,967.88	0
761-770	14	3,877,648.11	0.62%	6.241	5.123	13.083	5.992	0	344	357	344	347	2.574	1.500	24	89.35	766	276,974.87	0
771-780	16	3,805,000.00	0.61%	6.246	4.932	13.115	6.115	0	347	358	347	349	2.571	1.500	24	90.67	776	237,812.50	0
781-790	11	2,823,400.00	0.45%	6.047	5.482	13.012	6.012	0	354	358	354	356	2.512	1.500	22	85.77	787	256,672.73	0
791-800	9	1,739,150.00	0.28%	6.346	5.244	13.089	5.922	0	335	358	335	337	2.550	1.500	24	86.04	796	193,238.89	0
801-810	4	514,150.00	0.08%	6.768	5.610	13.768	6.768	0	358	358	358	360	2.691	1.500	22	89.33	804	128,537.50	0
	4,274	622,735,499.52	100.00%	7.208	5.881	14.020	6.876	0	350	357	350	352	2.754	1.500	23	86.06	646	145,703.21	0

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

✕ RBS Greenwich Capital

Appendix A

Collateral Cuts for Subprime Pool

Note: Cells in red font are calculations

FICO DISTRIBUTION

FICO	Total Balance Amount	%[2]	LTV >	Adjusted Balance(1) Amount	%[2]	WAL Loan Balance	WAC	%Covered Mortgage Ins	WA FICO	WA LTV	WA DTI	%SFD/PUD	%Owner Occ	%Full Doc	%Cashout Refi
a. FICO NA	-	0.00%	>65.0	-	0.00%		0.00%	0.00%	0	0.00	0	0	0	0	0
b. 0 - 500	-	0.00%	>65.0	-	0.00%		0.00%	0.00%	0	0.00	0	0	0	0	0
c. 500.01 - 550	12,547,801	2.01%	>70.0	10,888,387	1.75%	100,382	9.53%	0.00%	538	77.32	38.44	90.87	92.04	99.74	63.07
d. 550.01 - 575	27,182,663	4.37%	>70.0	25,142,811	4.04%	114,213	9.18%	0.00%	564	84.66	39.23	95.35	98.3	100	51.53
e. 575.01 - 600	66,825,464	10.73%	>70.0	63,541,369	10.20%	122,616	8.98%	0.00%	586	90.70	40.86	97.45	98.51	99.02	36.1
f. 600.01 - 620	83,171,246	13.36%	>70.0	79,834,346	12.82%	113,467	7.73%	0.00%	610	84.93	42	92.68	98.31	99.65	30.39
g. 620.01 - 650	154,007,671	24.73%	>80.0	61,414,406	9.86%	148,513	6.94%	0.00%	635	84.95	41.71	88.02	97.79	90.1	33.73
h. 650.01 - 680	138,487,134	22.24%	>80.0	64,104,181	10.29%	166,052	6.55%	0.00%	663	86.39	41.8	85.92	98.31	83.94	33.61
i. 680.01 - 700	54,703,071	8.78%	>85.0	23,447,323	3.77%	171,483	6.47%	0.00%	689	86.71	41.92	83.09	98.78	80.46	25.55
j. 700.01 - 750	68,519,808	11.00%	>85.0	25,721,699	4.13%	186,702	6.41%	0.00%	722	86.23	42.06	77.92	97.96	73.93	18.32
k. 750.01 - 800	16,776,491	2.69%	>85.0	7,481,591	1.20%	233,007	6.14%	0.00%	772	86.56	42.22	71.77	98.84	75.47	8.99
l. 800 +	514,150	0.08%	>85.0	244,700	0.04%	128,538	6.77%	0.00%	804	89.33	37.03	78.51	78.51	69.08	12.6
TOTAL POOL	622,735,500	100.00%		361,820,813	58.10%	145,703	7.21%	0.00%	646	86.06	41.57	87.57	98.08	88.55	31.78

FICO: Average 646 Min: 510   Max: 808

DEBT-TO-INCOME (DTI) DISTRIBUTION

DTI	Total Balance Amount	%[2]	FICO <	Adjusted Balance(1) Amount	%[2]	WAL Loan Balance	WAC	%Covered Mortgage Ins	WA FICO	WA LTV	WA DTI	%SFD/PUD	%Owner Occ	%Full Doc	%Cashout Refi
a. <= 20.00	15,552,275	2.50%	<550	635,599	0.10%	149,111	7.00%		640	84.51	13.76	94.39	98.09	98.29	50.25
b. 20.001 - 25.00	15,632,027	2.51%	<550	159,100	0.03%	117,534	7.24%		642	85.26	22.79	89.87	93.81	94.41	45.86
c. 25.001 - 30.00	33,560,541	5.39%	<575	3,114,098	0.50%	123,840	7.22%		638	84.12	27.82	92.35	98.44	89.79	38.7
d. 30.001 - 35.00	63,256,133	10.16%	<575	4,593,750	0.74%	134,017	7.30%		640	86.27	32.65	93.3	97.57	90.07	40.38
e. 35.001 - 40.00	92,824,624	14.91%	<600	16,438,745	2.64%	135,116	7.35%		646	85.14	37.79	86.55	98.59	81.2	34.55
f. 40.001 - 45.00	158,893,469	25.52%	<625	44,528,257	7.15%	153,967	7.38%		650	85.72	42.68	85.37	98.68	77.25	26.39
g. 45.001 - 50.00	159,037,832	25.54%	<650	89,728,505	14.41%	156,597	7.15%		645	86.96	47.9	87.36	97.69	96.24	30.14
h. 50.001 - 55.00	83,822,599	13.46%	<675	64,375,484	10.34%	151,304	6.81%		649	87.05	52.47	85.35	98.1	98.95	26.61
i. 55 +	156,000	0.03%	<700	156,000	0.03%	156,000	7.00%		656	100.00	55.3	100	100	100	100
TOTAL POOL	622,735,500	100.00%		223,729,538	35.93%	145,703	7.21%		646	86.06	41.57	87.57	98.08	88.55	31.78

DTI: Average 41.57 Min: 2.79   Max: 55.30

LOAN-TO-VALUE (LTV) DISTRIBUTION

LTV	Total Balance Amount	%[2]	DTI >	Adjusted Balance(1) Amount	%[2]	WAL Loan Balance	WAC	%Covered Mortgage Ins	WA FICO	WA LTV	WA DTI	%SFD/PUD	%Owner Occ	%Full Doc	%Cashout Refi
a. <= 60.00	5,561,663	0.89%	>50	348,500	0.06%	129,341	6.61%		637	49.53	36.44	91.93	91.59	84.64	87.06
b. 60.01 - 70.00	17,852,093	2.87%	>50	1,728,350	0.28%	202,865	6.41%		622	67.14	39.49	88.45	93.55	96.97	71.80
c. 70.01 - 80.00	304,836,805	48.95%	>50	42,927,733	6.89%	168,418	6.70%		651	79.41	41.85	82.75	98.11	83.82	23.53
d. 80.01 - 85.00	36,018,451	5.78%	>50	2,540,980	0.41%	150,077	7.27%		625	84.41	39.37	87.24	87.20	95.33	65.80
e. 85.01 - 90.00	60,745,207	9.75%	>50	4,928,049	0.79%	171,113	7.37%		630	89.71	39.96	95.43	100.00	88.74	53.64
f. 90.01 - 95.00	66,527,928	10.68%	>50	7,127,885	1.14%	199,784	6.72%		647	94.83	40.70	94.16	100.00	88.97	47.11
g. 95.01 - 100.00	131,193,353	21.07%	>50	24,377,103	3.91%	93,376	8.62%		650	99.96	43.20	91.59	100.00	96.40	15.94
TOTAL POOL	622,735,500	100.00%		83,978,599	13.49%	145,703	7.21%		646	86.06	41.57	87.57	98.08	88.55	31.78

LTV: Average 86.06 Min: 17.96   Max: 100

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc. All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance - calculated automatically

etrade1

Appendix A

GEOGRAPHIC CONCENTRATION - TOP 12 STATES

STATE	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi	% Full Doc Refi
CA	191,823,526	30.80%	262,412	6.157		660	83.69	42.29	85.49	98.24	38.69	90.25
AZ	54,369,423	8.73%	139,409	7.087		643	87.07	40.88	98.38	99.72	27.18	92.25
FL	37,182,967	5.97%	123,531	7.699		636	88.21	40.24	95.68	99.26	22.49	83.73
WA	36,288,993	5.83%	157,778	6.659		650	84.95	42.58	91.35	98.02	33.46	93.37
OR	26,885,508	4.32%	139,303	6.699		646	84.81	42.25	94.73	99.61	29.18	94.67
MA	26,279,555	4.22%	230,522	7.588		678	82.70	43.59	16.58	100.00	7.91	56.62
NV	19,697,004	3.16%	164,142	7.154		648	84.76	40.74	95.70	97.45	41.46	83.06
CO	16,921,803	2.72%	185,954	6.847		646	86.48	40.41	95.42	98.03	51.47	92.90
IL	16,343,144	2.62%	114,288	8.284		646	89.18	42.01	65.76	98.78	20.14	75.87
MD	16,335,747	2.62%	183,548	7.566		642	83.23	39.50	98.59	100.00	37.36	82.06
MO	14,896,900	2.39%	82,761	8.737		619	87.89	41.39	93.36	92.13	41.32	94.53
VA	14,005,735	2.25%	184,286	7.763		650	90.07	41.37	97.32	98.06	30.23	87.88
TOTAL POOL	471,030,306	75.64%	177,212	6.854		652	85.18	41.76	86.07	98.49	33.14	87.66

PRINCIPAL BALANCE

Scheduled Principal Balance	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi	% Full Doc Refi
a. 0 - 50,000	24,729,767	3.97%	32,582	10.482	628.51	92	39.04	90.23	91.39	17.30	88.73	82.85
b. 50,001 - 200,000	292,050,269	46.90%	113,418	7.794	634.2	87	41.32	90.63	97.81	28.50	91.06	85.32
c. 200,001 - 250,000	71,104,628	11.42%	225,015	6.788	647.86	85	42.12	85.70	98.43	38.56	86.80	79.95
d. 250,001 - 300,000	55,058,107	8.84%	275,291	6.709	651.61	85	42.61	79.98	97.11	34.45	81.09	79.86
e. 300,001 - 400,000	80,441,118	12.92%	348,230	6.329	661.43	85	41.84	81.40	99.63	34.64	84.84	76.91
f. 400,001 - 500,000	49,242,419	7.91%	447,658	6.078	663.59	85	42.43	83.12	99.08	38.22	87.08	94.77
g. 500,001 - 600,000	22,655,515	3.64%	552,574	5.994	667.84	84	41.86	97.61	100.00	38.69	87.66	90.63
h. 600,001 - 700,000	24,518,676	3.94%	645,228	5.765	673.51	78	40.82	89.40	100.00	28.89	94.90	100.00
i. 700,001 - 800,000	2,935,000	0.47%	733,750	5.466	678.22	81	36.61	100.00	100.00	50.94	100.00	100.00
j. 800,001 - 900,000	-	0.00%	-	0.000	0	0	0.00	0.00	0.00	0.00	0.00	0.00
k. 900,001 - 1,000,000	-	0.00%	-	0.000	0	0	0.00	0.00	0.00	0.00	0.00	0.00
l. 1,000,001 >=	-	0.00%	-	0.000	0	0	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL POOL	622,735,500	100.00%	145,703	7.208	645.89	86	41.57	87.57	98.08	31.78	88.55	83.83

Prin Bal: Average 145,703.21   Min: Max: 750,000.00

DOCUMENTATION TYPE

Doc Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi
Full Documentation	551,432,015	88.55%	144,241	7.076		641	86.42	41.75	89.96	97.83	33.66
Stated Documentation	71,303,484	11.45%	158,101	8.236		682	83.29	40.16	69.14	99.95	17.25
TOTAL POOL	622,735,500	100.00%	145,703	7.208		646	86.06	41.57	87.57	98.08	31.78

Appendix A

PROPERTY TYPE

Property Type	Total Balance Amount	#[%][2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
Condominium	25,257,616	4%	142,698	6.860		664	85.06	41.62	96.69	22.52	87.03
PUD	132,927,665	21%	189,356	6.970		647	86.17	41.56	98.90	26.94	91.94
Single Family	412,430,052	66%	132,700	7.254		641	86.54	41.31	98.52	36.13	90.64
Townhouse	71,200	0%	71,200	6.625		687	80.00	44.88	100.00	0.00	100.00
Two-Four Family	52,048,965	8%	181,989	7.623		673	82.46	43.61	93.11	14.24	64.02
TOTAL POOL	622,735,500	100%	145,703	7.208		646	86.06	41.57	98.08	31.78	88.55

PMI - PRIMARY MORTGAGE INSURANCE

Mortgage Insurance	Total Balance Amount	#[%][2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 80 LTV
Loans >80 LTV w/MI	-	0.00%	-	0.000		0	0.00	0.00	0.00	0.00	0.00	
Loans >80 LTV w/o MI	294,484,939	47.29%	126,226	7.797		642	94.78	41.50	98.43	36.86	93.01	No
Other	328,250,561	52.71%	169,114	6.680		650	78.23	41.63	97.75	27.23	84.55	No
TOTAL	622,735,500	100.00%	145,703	7.208		646	86.06	41.57	98.08	31.78	88.55	

LOAN BALANCE

Loan Purpose	Total Balance Amount	#[%][2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ
Cash Out Refinance	197,917,053	31.78%	173763.8746	6.752		634	84.38	40.05	93.38	95.93
Purchase	417,544,947	67.05%	135040.4098	7.428		652	86.85	42.29	84.75	99.08
Rate/Term Refinance	7,273,499	1.17%	169151.1493	7.055		641	86.19	41.41	91.5	98.89
TOTAL POOL	622,735,500	100.00%	145703.2053	7.208		646	86.06	41.57	87.57	98.08

COLLATERAL TYPE - FIXED/FLOATING

Lien Status	Total Balance Amount	#[%][2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi	Index	Margin
ARM 2/28	543,250,377	87.24%	162,601	7.086		644	85.61	41.69	87.65	98.07	30.45	6.00	5.90
ARM 3/27	31,624,228	5.08%	184,937	6.225		663	85.07	39.60	90.07	97.62	53.76	6.00	5.62
Fixed	38,878,491	6.24%	53,700	9.935		655	94.11	41.15	84.34	98.95	26.46		0.00
ARM 5/25	8,982,404	1.44%	236,379	6.259		674	81.97	43.00	88.02	96.10	58.05	6.00	5.73
TOTAL POOL	622,735,500	100.00%	145,703	7.208		646	86.06	41.57	87.57	98.08	31.78		5.88

Appendix A

LIEN STATUS

Lien Status	Total Balance Amount	%(2)	WA Loan Balance	WAC	% Covered by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi
First Lien	595,268,872	95.59%	163,356	7.040		645	85.44	41.52	87.96	97.99	32.74
Second Lien	27,466,628	4.41%	43,598	10.867		660	99.49	42.63	79.12	100.00	11.08
TOTAL POOL	622,735,500	100.00%	145,703	7.208		646	86.06	41.57	87.57	98.08	31.78

OCCUPANCY TYPE

Occupancy Type	Total Balance Amount	%(2)	WA Loan Balance	WAC	% Covered by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi
Non-owner	11,811,845	1.90%	90,860	7.473		641	78.32	41.02	62.57	0.00	67.99
Primary	610,754,354	98.08%	147,490	7.203		646	86.21	41.58	88.05	100.00	31.09
Second Home	169,300	0.03%	56,433	8.833		595	78.55	30.24	100.00	0.00	14.47
TOTAL POOL	622,735,500	100.00%	145,703	7.208		646	86.06	41.57	87.57	98.08	31.78

PREPAYMENT PENALTY

Prepayment Charges Term at Origination	Total Balance Amount	%(2)	WA Loan Balance	WAC	% Covered by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi
0 Months	61,689,265	9.91%	95052.79698	8.657		633	87.76	40.89	91.24	98.56	25.75
12 Months	6,138,314	0.99%	153457.8418	8.096		645	86.00	40.70	68.27	98.44	10.87
24 Months	504,641,283	81.04%	153994.8988	7.079		646	86.04	41.85	87.01	98.08	30.47
36 Months	50,266,637	8.07%	163203.368	6.619		660	84.23	39.71	91.07	97.36	54.89
TOTAL POOL	622,735,500	100.00%	145703.2053	7.208		646	86.06	41.57	87.57	98.08	31.78

SECTION 32 LOANS

	Total Balance Amount	%(2)	WA Loan Balance	WAC	% Covered by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/PUD	% Owner Occ	% Cashout Refi
Section 32 Loans	-	0	0	0			0	0	0	0	0
Total	-										

Appendix A

TOP 5 MSA

MSA		%
CA	191,823,526.12	30.80%
AZ	54,369,423.16	8.73%
FL	37,182,966.77	5.97%
WA	36,288,993.48	5.83%
OR	26,885,507.53	4.32%

TOP 5 ORIGINATORS

Originator		%

SERVICERS

Servicer		%
Homeq		100.00%

STRESS ANALYSIS

Rating Agency Base Case Loss Expectations

Standard & Poor's Analyst Name:			Moody's Analyst Name:		
	Foreclosure Frequency	Loss Severity	Cum Losses	Foreclosure Frequency	Loss Severity	Cum Losses
AA						
A						
A-						
BBB+						
BBB						
BBB-						
B						

Assuming forward LIBOR and Loss Severity depending on MI (see table on the side for Loss Severity assumption); 100% advance of P&I; 12 month lag for liquidation losses,
Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
A-						
BBB+						
BBB						
BBB-						

Mortgage Insurance (MI) Coverage	Loss Severity %
None	50%
>70% Loans w/ >80 LTV down to 80%	45%
50 - 70% Loans w/ >80 LTV down to 80%	40%
50 - 70% Loans w/ >80 LTV down to 60%	35%
>70% LTV >80% down to 60%	30%

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

⁂ RBS Greenwich Capital

RBS Greenwich Capital

Deal Name: Meritage 2004-2

	# of Loans	Balance	% of group balance	WAC	WARM	FICO	LTV	% of full doc	% of owner Occ	SF	% Cash out/refi	DTI	2nd Liens
Aggregated:	4,274	622,735,499.52	100.00	7.208	7.027	645.89	86.06	88.55	98.08	66.23	77.68	41.56	4.41
Rate:													
10.001-10.500	238	24,518,275.34	3.94	10.349	10.348	595.38	93.20	89.89	99.09	71.68	68.03	41.79	6.66
10.501-11.000	203	15,694,271.14	2.52	10.817	10.797	590.24	94.30	96.23	99.09	77.19	65.96	41.83	17.96
11.001-11.500	169	9,381,649.66	1.51	11.322	11.298	600.99	95.03	90.91	99.08	73.24	58.92	41.20	32.27
11.501-12.000	94	5,146,105.23	0.83	11.806	11.770	615.31	96.54	79.04	97.66	73.48	65.67	39.08	54.48
12.001 +	208	6,317,381.85	1.02	13.528	12.395	628.42	99.10	66.59	99.48	63.56	67.20	41.68	92.68
Balance													
0-24,999	180	3,028,300.36	0.49	12.411	9.374	634.98	99.59	88.95	99.19	91.99	66.80	41.05	99.19
25-49,999	563	20,901,466.68	3.36	10.260	9.348	627.85	90.70	88.51	90.17	79.41	71.71	38.63	44.81
50-74,999	599	37,494,718.47	6.02	8.895	8.598	624.75	88.40	91.89	95.27	83.19	72.25	39.65	14.79
400K-500K	107	47,342,419.10	7.60	6.057	6.057	661.58	84.72	87.83	99.05	61.36	85.03	42.79	0.00
500K-600K	43	23,155,514.69	3.72	6.051	6.051	673.67	84.67	83.61	100.00	70.37	83.21	40.55	0.00
600K-700K	42	26,818,676.42	4.31	5.789	5.765	670.38	78.14	95.34	100.00	45.15	73.99	41.27	0.00
700K-800K	5	3,635,000.00	0.58	5.521	5.521	670.47	78.77	100.00	100.00	60.94	80.19	36.98	0.00
FICO													
475-500	0	0.00	-	0.000	0.000	.	0.00	0.00	0.00	0.00	0.00	0.00	0.00
501-525	7	460,398.53	0.07	10.222	10.222	517.92	81.14	100.00	90.23	100.00	79.44	38.78	0.00
526-550	118	12,087,402.95	1.94	9.498	9.461	538.72	77.18	99.73	92.11	74.57	85.33	38.42	0.00
551-575	238	27,182,662.96	4.37	9.184	9.147	564.31	84.66	100.00	98.30	81.30	80.71	39.06	0.00
576-600	545	68,825,463.72	10.73	8.985	8.967	586.20	90.70	99.02	98.51	79.42	73.51	40.86	0.46
601-650	1,770	237,178,917.40	38.09	7.219	6.936	626.34	84.94	93.45	97.97	66.70	80.17	41.81	5.69
LTV													
80.01-85.00	240	36,018,450.70	5.78	7.265	7.231	624.76	84.41	95.33	87.20	74.48	87.21	39.37	0.20
85.01-90.00	355	60,745,207.06	9.75	7.367	7.356	629.52	89.71	88.74	100.00	72.35	81.29	39.88	0.25
90.01-95.00	333	66,527,927.69	10.68	6.720	6.646	646.70	94.83	88.97	100.00	72.05	80.89	40.70	1.74
95.01-99.00	12	1,546,000.00	0.25	8.398	6.982	655.00	97.14	100.00	100.00	38.30	79.00	47.82	36.15
2nd Home	3	169,300.00	0.03	8.833	8.833	595.45	78.55	100.00	0.00	100.00	100.00	30.24	0.00
Invest Prop	130	11,811,845.20	1.90	7.473	7.416	640.90	78.32	99.72	0.00	50.23	87.32	41.02	0.00
Cashout	1,139	197,917,053.13	31.78	6.752	6.655	634.15	84.38	93.78	95.93	75.29	100.00	40.05	1.54
DOC													
Stated Doc	451	71,303,484.41	11.45	8.236	7.952	681.77	83.29	0.00	99.95	54.12	75.48	40.16	6.78
Reduced Doc	0	0.00	-	0.000	0.000	.	0.00	0.00	0.00	0.00	0.00	0.00	0.00
IO Loans	952	251,948,849.94	40.46	6.145	6.145	657.80	83.99	92.02	98.70	62.71	82.42	41.93	0.00
2nd Liens	630	27,466,627.83	4.41	10.867	0.000	659.81	99.49	82.40	100.00	57.53	74.10	42.63	100.00
Silent 2nds	1,533	262,809,648.61	42.20	6.666	6.659	658.21	79.61	83.48	99.78	58.57	75.52	42.41	0.00
Balloon Loans	578	26,144,141.17	4.20	10.807	0.000	660.50	99.48	81.89	100.00	55.93	73.63	42.60	100.00
2-4 Fam	286	52,048,965.32	8.36	7.623	7.308	672.90	82.46	64.02	93.11	0.00	77.20	43.61	9.08
DTI > 40													
40-45	1,032	158,893,469.07	25.52	7.377	7.168	650.03	85.72	77.25	98.68	67.03	73.92	42.68	5.48
46-50	1,013	159,037,831.70	25.54	7.151	6.986	644.90	86.96	96.24	97.69	64.36	79.06	47.90	3.71
50-55	554	83,822,598.75	13.46	6.906	6.553	649.35	87.05	98.95	98.10	61.96	77.37	52.47	5.49

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

RBS Greenwich Capital

Amortization	UPB	% of UPB	Avg Balance	WAC	WA FICO	WA LTV	WA DTI
Fully Amortizing	370,786,649.58	59.54%	111,615.49	7.931	638	87.47	41.32
IO	251,948,849.94	40.46%	264,652.15	6.145	658	83.99	41.93
TOTAL POOL	622,735,499.52	100.00%	145,703.21	7.208	646	86.06	41.57

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

RBS Greenwich Capital

✖ RBS Greenwich Capital

DTI	UPB	% of UPB	Avg Balance	WAC	WA FICO	WA LTV	WA DTI
b. 20.001 - 25.00	15,632,027.48	2.51%	117,534.04	7.235%	642	85.26	22.79
c. 25.001 - 30.00	33,560,541.38	5.39%	123,839.64	7.222%	638	84.12	27.82
d. 30.001 - 35.00	63,256,132.64	10.16%	134,017.23	7.296%	640	86.27	32.65
e. 35.001 - 40.00	92,824,623.61	14.91%	135,115.90	7.349%	646	85.14	37.79
f. 40.001 - 45.00	158,893,469.07	25.52%	153,966.54	7.377%	650	85.72	42.68
g. 45.001 - 50.00	159,037,831.70	25.54%	156,996.87	7.151%	645	86.96	47.90
h. 50.001 - 55.00	83,822,598.75	13.46%	151,304.33	6.806%	649	87.05	52.47
i. 55 +	156,000.00	0.03%	156,000.00	6.999%	656	100.00	55.30
TOTAL POOL	622,735,499.52	100.00%	145,703.21	7.208%	646	86.06	41.57

LTV	UPB	% of UPB	Avg Balance	WAC	WA FICO	WA LTV	WA DTI
a. <= 60.00	5,561,662.91	0.89%	129,341.00	6.608%	637	49.53	36.44
b. 60.01 - 70.00	17,852,093.49	2.87%	202,864.70	6.407%	622	67.14	39.49
c. 70.01 - 80.00	304,836,804.58	48.95%	168,418.12	6.698%	651	79.41	41.85
d. 80.01 - 85.00	36,018,450.70	5.78%	150,076.88	7.265%	625	84.41	39.37
e. 85.01 - 90.00	60,745,207.06	9.75%	171,113.26	7.367%	630	89.71	39.96
f. 90.01 - 95.00	66,527,927.69	10.68%	199,783.57	6.720%	647	94.83	40.70
g. 95.01 - 100.00	131,193,353.09	21.07%	93,376.05	8.688%	650	99.96	43.20
TOTAL POOL	622,735,499.52	100.00%	145,703.21	7.208%	646	86.06	41.57

Top 10 Zip Codes	UPB	% of UPB	Avg Balance	WAC	WA FICO	WA LTV	WA DTI
85242	2,079,150.00	0.33%	173,262.50	7.251	639	89.16	40.79
98682	2,083,731.73	0.33%	122,572.45	7.064	626	88.14	41.96
80108	2,212,800.00	0.36%	442,560.00	6.620	659	80.68	39.56
94565	2,275,750.00	0.37%	325,107.14	5.696	673	83.75	44.34
94589	2,290,600.00	0.37%	229,060.00	5.940	661	86.00	40.24
94585	2,297,100.00	0.37%	287,137.50	5.464	692	87.28	38.73
94583	2,341,300.00	0.38%	468,260.00	5.714	662	82.56	38.46
93635	2,401,322.10	0.39%	240,132.21	6.027	666	92.01	42.74
94044	2,411,000.00	0.39%	401,833.33	5.900	697	84.93	44.35
94591	3,142,900.00	0.50%	285,718.18	5.843	682	83.44	41.34
TOTAL POOL	23,535,653.83	3.78%	258,633.56	6.118	667	85.70	41.27

California Distribution	UPB	% of UPB	Avg Balance	WAC	WA FICO	WA LTV	WA DTI
CA-NORTH	107,297,291.46	17.23%	273,717.58	5.919	667	84.65	42.80
CA-SOUTH	84,526,234.66	13.57%	249,339.93	6.459	653	82.47	41.65

✖ RBS Greenwich Capital

OUTSIDE CA	430,911,973.40	69.20%	121,623.48	7.677	639	87.12	41.25
TOTAL POOL	622,735,499.52	100.00%	145,703.21	7.208	646	86.06	41.57

Amortization	UPB	% of UPB	Avg Balance	WAC	WA FICO	WA LTV	WA DTI
Fully Amortizing	370,786,649.58	59.54%	111,615.49	7.931	638	87.47	41.32
IO	251,948,849.94	40.46%	264,652.15	6.145	658	83.99	41.93
TOTAL POOL	622,735,499.52	100.00%	145,703.21	7.208	646	86.06	41.57

Silent Seconds	UPB	% of UPB	Avg Balance	WAC	WA FICO	WA LTV	WA DTI
No Silent Seconds	359,925,850.91	57.80%	131,311.88	7.605	637	90.77	40.96
Silent Seconds	262,809,648.61	42.20%	171,434.87	6.666	658	79.61	42.41
TOTAL POOL	622,735,499.52	100.00%	145,703.21	7.208	646	86.06	41.57

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

RBS Greenwich Capital

✖✖ RBS Greenwich Capital

Meritage 2004-2

Principal Balances ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
a. 0 - 50,000	94	3,848,725.92	1.46	79.39	620
b. 50,001 - 100,000	406	30,624,848.22	11.65	80.53	632
c. 100,001 - 150,000	428	53,112,094.96	20.21	80.06	649
d. 150,001 - 200,000	180	31,210,348.15	11.88	80.19	653
e. 200,001 - 250,000	129	29,035,733.24	11.05	80.07	668
f. 250,001 - 300,000	92	25,388,803.31	9.66	79.96	669
g. 300,001 - 350,000	52	16,932,267.86	6.44	80.00	668
h. 350,001 - 400,000	50	18,664,350.00	7.10	79.94	665
i. 400,001 - 450,000	29	12,387,160.88	4.71	80.02	680
j. 450,001 - 500,000	21	9,994,700.00	3.80	79.85	669
k. 500,001 - 550,000	11	5,742,666.07	2.19	79.12	670
l. 550,001 - 600,000	12	6,967,950.00	2.65	77.57	652
l. 600,001 - 650,000	26	16,735,000.00	6.37	74.55	676
l. 650,001 - 700,000	1	700,000.00	0.27	70.00	638
m. 700,001 - 750,000	2	1,465,000.00	0.56	77.51	690
TOTAL POOL	**1,533**	**262,809,648.61**	**100.00**	**79.61**	**658**

Fico Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
c. 521 - 540	11	507,350.00	0.19	77.62	531
d. 541 - 560	20	2,044,940.83	0.78	81.48	552
e. 561 - 580	27	2,274,912.50	0.87	86.92	571
f. 581 - 600	41	4,321,327.08	1.64	82.26	595
g. 601 - 620	321	38,165,525.67	14.52	79.86	610
h. 621 - 640	312	54,956,226.57	20.91	79.15	631
i. 641 - 660	275	50,605,142.76	19.26	79.62	650
j. 661 - 680	199	38,347,541.39	14.59	79.44	669
k. 681 - 700	136	25,500,072.98	9.70	79.49	689
l. 701 - 720	84	19,286,664.69	7.34	79.25	709
m. 721 - 740	59	14,111,280.14	5.37	79.72	731
n. 741 - 760	32	7,709,764.00	2.93	79.86	751
o. 761 - 780	11	3,300,100.00	1.26	78.98	770
p. 781 - 800	4	1,519,850.00	0.58	79.48	791
q. 800 +	1	158,950.00	0.06	80.00	801
TOTAL POOL	**1,533**	**262,809,648.61**	**100.00**	**79.61**	**658**

✖✖ RBS Greenwich Capital

LTV Ratio	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
b. 35.01 - 50.00	1	64,000.00	0.02	50.00	674
e. 60.01 - 65.00	2	682,500.00	0.26	65.00	635
f. 65.01 - 70.00	11	5,373,600.00	2.04	68.50	649
g. 70.01 - 75.00	38	9,631,800.00	3.66	73.86	665
h. 75.01 - 80.00	1,419	239,874,345.12	91.27	79.93	660
i. 80.01 - 85.00	28	4,020,237.77	1.53	83.66	605
j. 85.01 - 90.00	33	3,075,365.72	1.17	89.96	594
k. 90.01 - 95.00	1	87,800.00	0.03	94.97	582
TOTAL POOL	**1,533**	**262,809,648.61**	**100.00**	**79.61**	**658**

Note Rate	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
04.001-4.500	6	1,567,500.00	0.60	80.00	696
04.501-5.000	93	24,198,139.73	9.21	79.63	683
05.001-5.500	209	50,795,388.86	19.33	79.11	671
05.501-6.000	249	54,849,568.56	20.87	78.94	659
06.001-6.500	158	25,809,703.70	9.82	79.71	649
06.501-7.000	183	27,206,163.01	10.35	79.69	651
07.001-7.500	74	10,749,376.83	4.09	80.08	668
07.501-8.000	63	10,939,017.78	4.16	80.06	672
08.001-8.500	61	8,925,292.95	3.40	79.98	656
08.501-9.000	132	16,330,019.97	6.21	80.28	646
09.001-9.500	137	15,137,842.13	5.76	79.83	633
09.501-10.000	83	8,899,413.53	3.39	80.61	636
10.001-10.500	42	4,193,467.00	1.60	81.70	622
10.501-11.000	21	1,516,025.00	0.58	83.60	587
11.001-11.500	18	1,514,179.56	0.58	83.00	590
11.501-12.000	4	178,550.00	0.07	78.93	539
TOTAL POOL	**1,533**	**262,809,648.61**	**100.00**	**79.61**	**658**

Maximum Rate	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
07.001-7.500	1	232,800.00	0.09	80.00	654
11.001-11.500	7	2,039,500.00	0.79	80.00	697
11.501-12.000	93	24,198,139.73	9.32	79.63	683
12.001-12.500	209	50,710,588.86	19.53	79.11	671
12.501-13.000	248	54,701,568.56	21.07	78.94	659
13.001-13.500	155	25,328,853.70	9.75	79.70	649
13.501-14.000	173	25,260,763.01	9.73	79.81	649
14.001-14.500	72	10,495,757.26	4.04	80.08	668
14.501-15.000	62	10,867,017.78	4.19	80.06	672
15.001-15.500	59	8,410,492.95	3.24	79.97	653
15.501-16.000	130	16,172,907.43	6.23	80.29	646
16.001-16.500	137	15,137,842.13	5.83	79.83	633
16.501-17.000	83	8,899,413.53	3.43	80.61	636
17.001-17.500	42	4,193,467.00	1.61	81.70	622
17.501-18.000	21	1,516,025.00	0.58	83.60	587
18.001-18.500	15	1,318,550.00	0.51	82.81	589
>18.5	4	178,550.00	0.07	78.93	539
TOTAL POOL	**1,511**	**259,662,236.94**	**100.00**	**79.62**	**658**

		Principal Balance	% of Aggregate Principal Balance

✖ RBS Greenwich Capital

Minimum Rate	Number of Mortgage Loans	Outstanding as of the Cutoff Date	Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
<= 04.501	44	10,949,400.00	4.22	78.92	670
04.501-5.000	142	32,378,559.73	12.47	79.71	673
05.001-5.500	251	56,800,908.86	21.87	79.18	666
05.501-6.000	265	52,725,478.56	20.31	79.16	659
06.001-6.500	151	21,166,353.70	8.15	79.58	651
06.501-7.000	150	22,781,733.01	8.77	79.82	653
07.001-7.500	44	8,045,637.26	3.10	80.24	669
07.501-8.000	30	6,175,717.78	2.38	80.05	686
08.001-8.500	26	4,332,842.95	1.67	79.95	660
08.501-9.000	106	13,061,757.43	5.03	80.36	648
09.001-9.500	137	15,137,842.13	5.83	79.83	633
09.501-10.000	83	8,899,413.53	3.43	80.61	636
10.001-10.500	42	4,193,467.00	1.61	81.70	622
10.501-11.000	21	1,516,025.00	0.58	83.60	587
11.001-11.500	15	1,318,550.00	0.51	82.81	589
11.501-12.000	4	178,550.00	0.07	78.93	539
TOTAL POOL	**1,511**	**259,662,236.94**	**100.00**	**79.62**	**658**

Margin	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
03.501-4.000	22	5,378,150.00	2.07	79.55	690
04.001-4.500	185	44,753,800.99	17.24	79.02	672
04.501-5.000	322	66,606,824.83	25.65	79.38	660
05.001-5.500	258	47,259,895.83	18.20	79.44	657
05.501-6.000	178	28,100,549.20	10.82	79.73	656
06.001-6.500	131	17,742,439.87	6.83	80.09	662
06.501-7.000	130	17,870,748.39	6.88	79.78	655
07.001-7.500	126	14,787,690.18	5.69	79.83	647
07.501-8.000	84	9,585,484.32	3.69	80.99	626
08.001-8.500	42	4,435,237.50	1.71	82.25	621
08.501-9.000	21	2,173,615.83	0.84	82.56	606
09.001-9.500	10	899,550.00	0.35	82.29	593
09.501-10.000	2	68,250.00	0.03	77.64	531
TOTAL POOL	**1,511**	**259,662,236.94**	**100.00**	**79.62**	**658**

Prepay Term	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
0	175	21,641,530.24	8.23	80.22	650
12	19	3,638,861.90	1.38	80.00	654
21	264	80,816,444.75	30.75	79.07	668
24	986	139,849,296.81	53.21	79.88	652
33	9	2,783,500.00	1.06	80.62	667
36	80	14,080,014.91	5.36	78.77	672
TOTAL POOL	**1,533**	**262,809,648.61**	**100.00**	**79.61**	**658**

Lien	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
1ST	1,533	262,809,648.61	100.00	79.61	658
TOTAL POOL	**1,533**	**262,809,648.61**	**100.00**	**79.61**	**658**

	Number of	Principal Balance Outstanding as of	% of Aggregate Principal Balance Outstanding as of

❄ RBS Greenwich Capital

Remaining Term (months)	Mortgage Loans	the Cutoff Date	the Cutoff Date	WA-Ltv	WA-Fico
341-360	1,533	262,809,648.61	100.00	79.61	658
TOTAL POOL	1,533	262,809,648.61	100.00	79.61	658

✖ RBS Greenwich Capital

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
Condominium	72	12,495,497.85	4.75	79.90	667
PUD	269	58,451,000.71	22.24	78.67	656
Single Family	1,043	153,932,004.01	58.57	79.91	653
Townhouse	1	71,200.00	0.03	80.00	687
Two-Four Family	148	37,859,946.04	14.41	79.76	681
TOTAL POOL	**1,533**	**262,809,648.61**	**100.00**	**79.61**	**658**

Occupancy	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
Non-owner	11	580,153.75	0.22	79.88	605
Primary	1,522	262,229,494.86	99.78	79.61	658
TOTAL POOL	**1,533**	**262,809,648.61**	**100.00**	**79.61**	**658**

Loan Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
Cash Out Refinance	149	32,974,553.45	12.55	78.38	646
Purchase	1,382	229,699,895.16	87.40	79.79	660
Rate/Term Refinance	2	135,200.00	0.05	80.00	618
TOTAL POOL	**1,533**	**262,809,648.61**	**100.00**	**79.61**	**658**

✖ RBS Greenwich Capital

State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
Alabama	13	1,092,523.93	0.42	81.34	643
Arizona	157	24,529,248.87	9.33	79.25	652
Arkansas	2	160,200.00	0.06	90.00	581
California	278	85,561,646.63	32.56	79.14	669
Colorado	29	5,472,500.00	2.08	79.05	661
Connecticut	16	2,646,500.00	1.01	80.00	677
Delaware	4	508,100.00	0.19	79.53	615
Florida	105	13,541,563.50	5.15	80.07	651
Georgia	29	5,067,988.50	1.93	79.47	647
Idaho	29	2,921,966.36	1.11	80.23	637
Illinois	46	5,673,430.52	2.16	80.08	659
Indiana	62	4,536,804.36	1.73	80.42	618
Iowa	14	979,788.31	0.37	81.16	613
Kansas	33	2,462,237.26	0.94	79.89	619
Kentucky	6	516,400.00	0.20	82.37	604
Louisiana	8	663,200.00	0.25	79.99	641
Maryland	35	6,990,134.44	2.66	80.17	669
Massachusetts	74	21,282,695.48	8.10	80.02	683
Michigan	38	4,272,457.89	1.63	80.44	625
Minnesota	2	258,825.00	0.10	85.00	595
Mississippi	5	265,300.00	0.10	81.26	596
Missouri	58	4,712,837.71	1.79	80.54	627
Montana	3	493,950.00	0.19	79.98	629
Nebraska	17	1,498,950.00	0.57	80.19	619
Nevada	41	6,805,065.06	2.59	78.88	658
New Hampshire	1	143,900.00	0.05	79.99	664
New Jersey	2	340,000.00	0.13	80.00	631
New Mexico	10	1,154,200.00	0.44	80.00	680
Ohio	40	3,507,473.80	1.33	79.97	628
Oklahoma	16	1,162,039.72	0.44	80.61	629
Oregon	106	17,018,086.39	6.48	79.90	653
Pennsylvania	38	2,542,742.87	0.97	80.10	643
Rhode Island	9	1,719,200.00	0.65	80.00	649
South Dakota	7	503,950.00	0.19	79.39	644
Tennessee	6	554,600.00	0.21	80.87	608
Texas	14	1,604,110.00	0.61	80.70	645
Utah	47	6,461,673.82	2.46	78.71	641
Virginia	18	2,992,213.17	1.14	78.32	648
Washington	113	19,989,945.02	7.61	80.08	659
Wyoming	2	201,200.00	0.08	80.00	646
TOTAL POOL	**1,533**	**262,809,648.61**	**100.00**	**79.61**	**658**

RBS Greenwich Capital

Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
C	1	32,500.00	0.01	65.00	527
MS1	685	138,473,446.14	52.69	79.53	690
MS2	387	71,288,945.99	27.13	79.28	636
MS3	381	46,251,964.57	17.60	79.72	611
MS4	30	2,734,438.58	1.04	85.84	586
MS5	33	2,693,603.33	1.02	85.38	562
MS6	16	1,334,750.00	0.51	77.82	544
TOTAL POOL	1,533	262,809,648.61	100.00	79.61	658

PMI Provider	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
No MI	1,533	262,809,648.61	100.00	79.61	658
TOTAL POOL	1,533	262,809,648.61	100.00	79.61	658

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
2/28 6 Mo LIBOR ARM	1,440	245,151,533.70	93.28	79.65	657
3/27 6 Mo LIBOR ARM	54	10,289,153.24	3.92	78.80	672
5/25 6 Mo LIBOR ARM	17	4,221,550.00	1.61	79.89	682
Fixed Rate	22	3,147,411.67	1.20	79.15	668
TOTAL POOL	1,533	262,809,648.61	100.00	79.61	658

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

✳✳ RBS Greenwich Capital

✕ RBS Greenwich Capital

Meritage 2004-2

Principal Balances ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
b. 50,001 - 100,000	33	3,055,349.98	1.21	85.91	637
c. 100,001 - 150,000	183	23,331,434.99	9.26	83.40	644
d. 150,001 - 200,000	171	30,066,499.18	11.93	86.06	644
e. 200,001 - 250,000	161	36,376,701.13	14.44	84.33	658
f. 250,001 - 300,000	98	26,837,926.22	10.65	84.17	647
g. 300,001 - 350,000	79	25,864,713.39	10.27	87.17	665
h. 350,001 - 400,000	76	28,535,548.10	11.33	83.68	662
i. 400,001 - 450,000	47	19,915,010.88	7.90	83.02	669
j. 450,001 - 500,000	38	18,127,600.00	7.19	84.46	669
k. 500,001 - 550,000	18	9,520,116.07	3.78	84.04	655
l. 550,001 - 600,000	16	9,278,500.00	3.68	82.50	672
l. 600,001 - 650,000	24	15,382,500.00	6.11	78.16	673
l. 650,001 - 700,000	4	2,721,950.00	1.08	75.81	651
m. 700,001 - 750,000	4	2,935,000.00	1.16	80.86	678
TOTAL POOL	952	251,948,849.94	100.00	83.99	658

Fico Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
c. 521 - 540	7	1,395,650.00	0.55	76.08	534
d. 541 - 560	18	4,072,750.00	1.62	83.73	554
e. 561 - 580	40	7,684,900.00	3.05	87.68	574
f. 581 - 600	45	9,981,620.74	3.96	87.55	590
g. 601 - 620	131	29,794,049.98	11.83	83.62	611
h. 621 - 640	143	39,820,749.18	15.81	80.66	631
i. 641 - 660	183	50,636,707.89	20.10	84.51	651
j. 661 - 680	141	38,250,225.17	15.18	84.55	670
k. 681 - 700	95	25,844,093.97	10.26	84.66	690
l. 701 - 720	58	16,303,246.88	6.47	85.04	710
m. 721 - 740	40	12,476,900.00	4.95	84.46	731
n. 741 - 760	26	7,731,708.02	3.07	82.51	751
o. 761 - 780	13	4,464,048.11	1.77	85.47	771
p. 781 - 800	11	3,333,250.00	1.32	86.68	791
q. 800 +	1	158,950.00	0.06	80.00	801
TOTAL POOL	952	251,948,849.94	100.00	83.99	658

LTV Ratio	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
a. < 35.00	1	380,000.00	0.15	32.34	692
b. 35.01 - 50.00	2	650,000.00	0.26	47.35	625
c. 50.01 - 55.00	3	349,500.00	0.14	52.48	617
d. 55.01 - 60.00	3	844,000.00	0.33	57.08	708
e. 60.01 - 65.00	7	1,987,750.00	0.79	63.51	634
f. 65.01 - 70.00	23	7,359,100.00	2.92	68.35	629
g. 70.01 - 75.00	33	11,735,750.00	4.66	73.81	648
h. 75.01 - 80.00	510	131,004,826.70	52.00	79.81	663
i. 80.01 - 85.00	49	14,241,788.31	5.65	84.01	642
j. 85.01 - 90.00	87	25,696,573.65	10.20	89.66	644
k. 90.01 - 95.00	117	32,874,362.11	13.05	94.88	654
l. 95.01 - 100.00	117	24,825,199.17	9.85	99.92	670
TOTAL POOL	952	251,948,849.94	100.00	83.99	658

Note Rate	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
04.001-4.500	7	2,027,100.00	0.80	80.63	698
04.501-5.000	93	29,313,789.70	11.63	80.95	683
05.001-5.500	187	55,264,139.63	21.93	81.45	673
05.501-6.000	234	70,214,512.91	27.87	82.33	661
06.001-6.500	119	27,339,349.99	10.85	85.40	647
06.501-7.000	114	26,093,688.33	10.36	89.99	655
07.001-7.500	50	10,752,999.18	4.27	89.89	647
07.501-8.000	54	12,749,234.74	5.06	86.33	631
08.001-8.500	32	6,430,999.98	2.55	85.73	622
08.501-9.000	20	4,456,185.48	1.77	83.32	600
09.001-9.500	13	2,363,550.00	0.94	83.01	587
09.501-10.000	7	1,279,300.00	0.51	93.66	585
10.001-10.500	14	2,407,000.00	0.96	96.90	588
10.501-11.000	7	1,164,000.00	0.46	95.60	572
11.001-11.500	1	93,000.00	0.04	100.00	576
TOTAL POOL	952	251,948,849.94	100.00	83.99	658

Maximum Rate	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
07.001-7.500	1	232,800.00	0.09	80.00	654
11.001-11.500	7	2,027,100.00	0.80	80.63	698
11.501-12.000	93	29,313,789.70	11.63	80.95	683
12.001-12.500	188	55,285,839.63	21.94	81.49	673
12.501-13.000	233	70,066,512.91	27.81	82.33	661
13.001-13.500	119	27,339,349.99	10.85	85.40	647
13.501-14.000	113	25,987,188.33	10.31	89.95	655
14.001-14.500	50	10,752,999.18	4.27	89.89	647
14.501-15.000	54	12,749,234.74	5.06	86.33	631
15.001-15.500	32	6,430,999.98	2.55	85.73	622
15.501-16.000	20	4,456,185.48	1.77	83.32	600
16.001-16.500	13	2,363,550.00	0.94	83.01	587
16.501-17.000	7	1,279,300.00	0.51	93.66	585
17.001-17.500	14	2,407,000.00	0.96	96.90	588
17.501-18.000	7	1,164,000.00	0.46	95.60	572
18.001-18.500	1	93,000.00	0.04	100.00	576
TOTAL POOL	952	251,948,849.94	100.00	83.99	658

Minimum Rate	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
<= 04.501	37	10,551,200.00	4.19	78.15	676
04.501-5.000	106	32,609,889.70	12.94	80.87	680
05.001-5.500	203	58,987,839.63	23.41	81.35	669
05.501-6.000	221	64,713,562.91	25.69	82.98	660
06.001-6.500	90	21,093,849.99	8.37	87.29	647
06.501-7.000	114	26,164,738.33	10.38	89.75	657
07.001-7.500	48	11,145,999.18	4.42	89.89	647
07.501-8.000	44	9,559,034.74	3.79	87.52	623
08.001-8.500	29	5,924,499.98	2.35	85.72	621
08.501-9.000	19	4,028,185.48	1.60	83.67	594
09.001-9.500	13	2,363,550.00	0.94	83.01	587
09.501-10.000	6	1,142,500.00	0.45	94.10	580
10.001-10.500	14	2,407,000.00	0.96	96.90	588
10.501-11.000	7	1,164,000.00	0.46	95.60	572
11.001-11.500	1	93,000.00	0.04	100.00	576
TOTAL POOL	952	251,948,849.94	100.00	83.99	658

Margin	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
03.501-4.000	19	5,639,550.00	2.24	83.73	702
04.001-4.500	128	37,185,765.65	14.76	81.06	676
04.501-5.000	229	63,890,414.45	25.36	82.57	671
05.001-5.500	210	56,888,149.65	22.58	82.98	665
05.501-6.000	137	35,750,450.00	14.19	85.70	650
06.001-6.500	79	19,185,720.73	7.61	85.87	634
06.501-7.000	74	17,291,664.00	6.86	89.06	630
07.001-7.500	34	7,842,985.48	3.11	89.04	615
07.501-8.000	30	6,118,450.00	2.43	88.07	592
08.001-8.500	11	2,067,899.98	0.82	87.77	565
08.501-9.000	1	87,800.00	0.03	94.97	582
TOTAL POOL	952	251,948,849.94	100.00	83.99	658

Prepay Term	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
0	52	11,642,713.98	4.62	85.54	644
12	7	1,779,000.00	0.71	87.06	654
21	399	131,209,771.21	52.08	82.88	662
24	407	85,976,594.76	34.12	85.62	652
33	27	8,859,300.00	3.52	83.27	663
36	60	12,481,469.99	4.95	83.05	667
TOTAL POOL	952	251,948,849.94	100.00	83.99	658

Lien	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
1ST	952	251,948,849.94	100.00	83.99	658
TOTAL POOL	952	251,948,849.94	100.00	83.99	658

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
341-360	952	251,948,849.94	100.00	83.99	658
TOTAL POOL	952	251,948,849.94	100.00	83.99	658

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
Condominium	62	13,241,744.02	5.26	83.97	669
PUD	244	65,534,133.06	26.01	84.54	656
Single Family	602	158,001,537.38	62.71	84.20	656
Two-Four Family	44	15,171,435.48	6.02	79.41	677
TOTAL POOL	952	251,948,849.94	100.00	83.99	658

Occupancy	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
Non-owner	16	3,285,100.00	1.30	75.47	643
Primary	936	248,663,749.94	98.70	84.10	658
TOTAL POOL	952	251,948,849.94	100.00	83.99	658

Loan Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
Cash Out Refinance	341	93,460,636.95	37.10	83.60	644
Purchase	602	155,806,712.99	61.84	84.17	666
Rate/Term Refinance	9	2,681,500.00	1.06	87.04	666
TOTAL POOL	952	251,948,849.94	100.00	83.99	658

State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
Alabama	2	479,650.00	0.19	87.61	686
Arizona	118	24,497,349.99	9.72	85.99	649
Arkansas	1	194,700.00	0.08	100.00	679
California	438	143,015,571.20	56.76	82.90	662
Colorado	37	8,561,650.00	3.40	86.94	656
District of Columbia	1	243,000.00	0.10	90.00	568
Florida	39	7,765,573.66	3.08	87.03	642
Georgia	16	2,922,200.00	1.16	86.57	623
Idaho	2	467,200.00	0.19	80.00	634
Illinois	6	1,175,350.00	0.47	87.76	615
Indiana	1	117,500.00	0.05	100.00	627
Kansas	6	815,249.98	0.32	98.25	690
Louisiana	4	714,600.00	0.28	85.22	603
Maryland	21	5,621,114.00	2.23	82.53	647
Massachusetts	20	7,398,435.48	2.94	80.25	694
Michigan	5	1,122,700.00	0.45	83.58	653
Minnesota	1	165,750.00	0.07	85.00	616
Missouri	4	548,050.00	0.22	89.22	614
Nebraska	2	162,000.00	0.06	80.00	601
Nevada	42	8,476,366.26	3.36	82.82	653
New Mexico	1	399,600.00	0.16	90.00	592
Ohio	12	1,989,170.00	0.79	92.99	642
Oklahoma	1	106,500.00	0.04	75.00	648
Oregon	53	10,013,050.00	3.97	85.47	646
Pennsylvania	2	319,400.00	0.13	83.46	619
Texas	5	771,000.00	0.31	95.89	664
Utah	16	2,502,950.00	0.99	86.58	648
Virginia	15	4,257,750.00	1.69	88.93	660
Washington	80	17,024,219.37	6.76	84.01	658
Wyoming	1	101,200.00	0.04	80.00	605
TOTAL POOL	952	251,948,849.94	100.00	83.99	658

Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
MS1	510	141,492,230.04	56.16	84.83	690
MS2	182	52,158,499.18	20.70	81.08	637
MS3	155	36,035,299.98	14.30	83.46	612
MS4	70	14,881,770.74	5.91	88.60	584
MS5	26	5,472,400.00	2.17	83.86	560
MS6	9	1,908,650.00	0.76	75.85	536
TOTAL POOL	952	251,948,849.94	100.00	83.99	658

PMI Provider	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
No MI	952	251,948,849.94	100.00	83.99	658
TOTAL POOL	952	251,948,849.94	100.00	83.99	658

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
2/28 6 Mo LIBOR ARM	859	229,447,129.97	91.07	84.06	657
3/27 6 Mo LIBOR ARM	77	19,006,269.98	7.54	83.66	668
5/25 6 Mo LIBOR ARM	16	3,495,449.99	1.39	80.93	660
TOTAL POOL	952	251,948,849.94	100.00	83.99	658

Meritage Mortgage Loan Trust 2004-2



$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

RBS Greenwich Capital

Meritage 2004-2

Principal Balances ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
a. 0 - 50,000	759	24,729,767.04	3.97	91.73	629
b. 50,001 - 100,000	1,093	81,652,590.75	13.11	88.62	627
c. 100,001 - 150,000	955	118,872,465.32	19.09	86.85	636
d. 150,001 - 200,000	527	91,525,213.15	14.70	86.94	639
e. 200,001 - 250,000	316	71,104,628.07	11.42	85.32	648
f. 250,001 - 300,000	200	55,058,106.65	8.84	84.67	652
g. 300,001 - 350,000	126	41,081,801.88	6.60	86.10	661
h. 350,001 - 400,000	105	39,359,316.45	6.32	83.97	662
i. 400,001 - 450,000	60	25,384,098.45	4.08	84.92	664
j. 450,001 - 500,000	50	23,858,320.65	3.83	85.09	663
k. 500,001 - 550,000	20	10,546,116.07	1.69	83.66	657
l. 550,001 - 600,000	21	12,109,398.62	1.94	83.45	678
l. 600,001 - 650,000	33	21,123,976.42	3.39	78.34	677
l. 650,001 - 700,000	5	3,394,700.00	0.55	78.62	653
m. 700,001 - 750,000	4	2,935,000.00	0.47	80.86	678
TOTAL POOL	4,274	622,735,499.52	100.00	86.06	646

Fico Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
b. 001 - 520	2	217,400.00	0.03	84.99	510
c. 521 - 540	76	6,989,802.86	1.12	76.27	533
d. 541 - 560	136	16,550,379.71	2.66	81.27	552
e. 561 - 580	314	36,154,845.10	5.81	89.66	575
f. 581 - 600	380	46,643,500.49	7.49	89.92	590
g. 601 - 620	733	83,171,246.29	13.36	84.93	610
h. 621 - 640	736	107,639,451.26	17.28	84.78	631
i. 641 - 660	653	106,216,960.29	17.06	86.13	651
j. 661 - 680	482	78,638,393.17	12.63	86.12	669
k. 681 - 700	319	54,703,071.05	8.78	86.71	689
l. 701 - 720	183	33,302,194.98	5.35	86.20	709
m. 721 - 740	141	26,313,456.21	4.23	86.12	731
n. 741 - 760	65	13,435,450.00	2.16	84.92	749
o. 761 - 780	30	7,682,648.11	1.23	90.01	771
p. 781 - 800	20	4,562,550.00	0.73	85.87	790
q. 800 +	4	514,150.00	0.08	89.33	804
TOTAL POOL	4,274	622,735,499.52	100.00	86.06	646

LTV Ratio	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
a. < 35.00	4	502,500.00	0.08	31.06	671
b. 35.01 - 50.00	18	2,239,812.36	0.36	45.91	619
c. 50.01 - 55.00	10	1,056,000.00	0.17	53.30	606
d. 55.01 - 60.00	11	1,763,350.55	0.28	57.13	668
e. 60.01 - 65.00	25	4,165,503.99	0.67	62.97	611
f. 65.01 - 70.00	63	13,686,589.50	2.20	68.41	625
g. 70.01 - 75.00	136	24,061,409.23	3.86	73.98	634
h. 75.01 - 80.00	1,674	280,775,395.35	45.09	79.87	653
i. 80.01 - 85.00	240	36,018,450.70	5.78	84.41	625
j. 85.01 - 90.00	355	60,745,207.06	9.75	89.71	630
k. 90.01 - 95.00	333	66,527,927.69	10.68	94.83	647
l. 95.01 - 100.00	1,405	131,193,353.09	21.07	99.96	650
TOTAL POOL	4,274	622,735,499.52	100.00	86.06	646

Note Rate	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
04.001-4.500	8	2,131,100.00	0.34	80.60	696
04.501-5.000	125	34,673,973.38	5.57	80.80	682
05.001-5.500	307	78,453,107.56	12.60	81.19	669
05.501-6.000	462	108,662,538.44	17.45	82.90	661
06.001-6.500	380	67,884,602.27	10.90	85.73	652
06.501-7.000	494	80,771,657.31	12.97	88.18	653
07.001-7.500	266	37,483,199.84	6.02	89.93	651
07.501-8.000	243	35,327,303.37	5.67	88.52	642
08.001-8.500	207	25,657,414.09	4.12	87.88	632
08.501-9.000	290	33,214,415.14	5.33	83.52	620
09.001-9.500	305	31,739,632.50	5.10	84.58	614
09.501-10.000	275	25,618,872.40	4.11	89.86	614
10.001-10.500	238	24,518,275.34	3.94	93.20	595
10.501-11.000	203	15,694,271.14	2.52	94.30	590
11.001-11.500	169	9,381,649.66	1.51	95.03	601
11.501-12.000	94	5,146,105.23	0.83	96.54	615
12.001-12.500	44	1,923,850.03	0.31	98.10	631
12.501-13.000	34	1,165,200.00	0.19	98.44	645
13.001-13.500	17	419,664.79	0.07	99.99	630
13.501-14.000	7	251,700.00	0.04	99.23	629
>14.000	106	2,616,967.03	0.42	99.96	619
TOTAL POOL	4,274	622,735,499.52	100.00	86.06	646

Maximum Rate	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
07.001-7.500	1	232,800.00	0.04	80.00	654
10.501-11.000	1	109,600.00	0.02	80.00	536
11.001-11.500	9	2,603,100.00	0.45	80.49	697
11.501-12.000	125	34,673,973.38	5.94	80.80	682
12.001-12.500	308	78,474,807.56	13.44	81.22	669
12.501-13.000	462	108,623,788.44	18.60	82.92	661
13.001-13.500	371	66,032,502.27	11.31	86.20	652
13.501-14.000	467	76,149,664.63	13.04	88.60	652
14.001-14.500	257	36,099,130.27	6.18	90.35	651
14.501-15.000	216	33,190,427.45	5.68	88.28	638
15.001-15.500	169	22,444,634.76	3.84	86.82	624
15.501-16.000	262	31,647,876.46	5.42	82.97	617
16.001-16.500	256	28,864,100.17	4.94	83.11	608
16.501-17.000	194	21,325,480.10	3.65	87.98	605
17.001-17.500	207	22,776,559.15	3.90	92.78	591
17.501-18.000	133	12,005,358.21	2.06	93.24	580
18.001-18.500	72	5,905,028.46	1.01	93.45	584
>18.5	40	2,698,177.20	0.46	92.90	579
TOTAL POOL	3,550	583,857,008.51	100.00	85.52	645

Minimum Rate	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
<= 04.500	51	12,723,600.00	2.18	78.71	673
04.501-5.000	176	43,587,793.38	7.47	80.71	674
05.001-5.500	360	86,403,027.56	14.80	81.20	666
05.501-6.000	491	107,746,298.44	18.45	83.26	660
06.001-6.500	385	64,249,568.27	11.00	86.71	652
06.501-7.000	449	73,313,274.63	12.56	88.84	652
07.001-7.500	232	34,076,660.27	5.84	90.90	646
07.501-8.000	172	26,395,027.45	4.52	89.94	636
08.001-8.500	122	16,610,518.76	2.84	88.88	620
08.501-9.000	218	26,248,326.46	4.50	83.60	617
09.001-9.500	256	28,864,100.17	4.94	83.11	608
09.501-10.000	189	20,497,590.10	3.51	87.56	605
10.001-10.500	207	22,773,159.15	3.90	92.69	591
10.501-11.000	130	11,764,858.21	2.02	93.10	579
11.001-11.500	72	5,905,028.46	1.01	93.45	584
11.501-12.000	31	2,231,436.13	0.38	93.61	580
>12.000	9	466,741.07	0.08	89.49	576
TOTAL POOL	**3,550**	**583,857,008.51**	**100.00**	**85.52**	**645**

Margin	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
03.501-4.000	41	10,175,286.78	1.74	87.73	701
04.001-4.500	253	58,497,906.46	10.02	82.44	678
04.501-5.000	498	104,154,275.69	17.84	83.82	666
05.001-5.500	505	98,230,833.75	16.82	84.04	660
05.501-6.000	473	83,328,200.01	14.27	86.27	650
06.001-6.500	430	64,157,483.11	10.99	88.06	634
06.501-7.000	422	60,609,330.62	10.38	88.51	626
07.001-7.500	333	41,261,572.21	7.07	86.33	617
07.501-8.000	264	32,292,646.36	5.53	86.58	597
08.001-8.500	196	20,403,818.87	3.49	85.56	587
08.501-9.000	96	7,659,185.29	1.31	86.38	579
09.001-9.500	29	2,574,869.36	0.44	86.50	585
09.501-10.000	8	344,850.00	0.06	83.07	557
10.001-10.500	2	166,750.20	0.03	82.20	553
TOTAL POOL	**3,550**	**583,857,008.51**	**100.00**	**85.52**	**645**

Prepay Term	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
0	649	61,689,265.24	9.91	87.76	633
12	40	6,138,313.67	0.99	86.00	645
21	551	164,286,561.70	26.38	83.04	659
24	2,726	340,354,721.56	54.65	87.48	640
33	34	11,055,200.00	1.78	84.31	665
36	274	39,211,437.35	6.30	84.21	658
TOTAL POOL	**4,274**	**622,735,499.52**	**100.00**	**86.06**	**646**

Lien	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
1ST	3,644	595,268,871.69	95.59	85.44	645
2ND	630	27,466,627.83	4.41	99.49	660
TOTAL POOL	**4,274**	**622,735,499.52**	**100.00**	**86.06**	**646**

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
121-180	589	26,909,800.65	4.32	98.95	659
181-240	50	1,279,986.66	0.21	99.96	645
341-360	3,635	594,545,712.21	95.47	85.45	645
TOTAL POOL	4,274	622,735,499.52	100.00	86.06	646

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
Condominium	177	25,257,616.35	4.06	85.06	664
PUD	702	132,927,665.46	21.35	86.17	647
Single Family	3,108	412,430,052.39	66.23	86.54	641
Townhouse	1	71,200.00	0.01	80.00	687
Two-Four Family	286	52,048,965.32	8.36	82.46	673
TOTAL POOL	4,274	622,735,499.52	100.00	86.06	646

Occupancy	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
Non-owner	130	11,811,845.20	1.90	78.32	641
Primary	4,141	610,754,354.32	98.08	86.21	646
Second Home	3	169,300.00	0.03	78.55	595
TOTAL POOL	4,274	622,735,499.52	100.00	86.06	646

Loan Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
Cash Out Refinance	1,139	197,917,053.13	31.78	84.38	634
Purchase	3,092	417,544,946.97	67.05	86.85	652
Rate/Term Refinance	43	7,273,499.42	1.17	86.19	641
TOTAL POOL	4,274	622,735,499.52	100.00	86.06	646

State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
Alabama	54	4,995,584.08	0.80	90.79	626
Arizona	390	54,369,423.16	8.73	87.07	643
Arkansas	21	1,797,072.01	0.29	94.84	614
California	731	191,823,526.12	30.80	83.69	660
Colorado	91	16,921,802.91	2.72	86.49	646
Connecticut	43	5,684,385.27	0.91	86.72	654
Delaware	6	768,700.00	0.12	76.08	610
District of Columbia	10	2,318,364.96	0.37	82.47	656
Florida	301	37,182,966.77	5.97	88.21	636
Georgia	81	11,394,485.48	1.83	87.93	632
Idaho	67	6,116,333.02	0.98	86.10	625
Illinois	143	16,343,143.86	2.62	89.18	646
Indiana	174	11,985,572.72	1.92	87.52	614
Iowa	48	3,649,285.53	0.59	89.84	607
Kansas	132	9,483,943.86	1.52	89.50	622
Kentucky	29	2,163,956.06	0.35	92.14	612
Louisiana	48	4,726,223.79	0.76	91.08	621
Maryland	89	16,335,747.47	2.62	83.23	642
Massachusetts	114	26,279,555.23	4.22	82.70	678
Michigan	114	11,847,533.57	1.90	87.58	628
Minnesota	12	2,196,820.08	0.35	93.80	632
Mississippi	20	1,360,674.81	0.22	94.38	619
Missouri	180	14,896,900.22	2.39	87.89	619
Montana	13	1,894,731.61	0.30	91.86	658
Nebraska	61	5,247,428.13	0.84	90.35	621
Nevada	120	19,697,004.16	3.16	84.76	648
New Hampshire	3	373,850.00	0.06	75.77	626
New Jersey	8	1,168,400.00	0.19	86.64	620
New Mexico	21	2,203,444.76	0.35	86.37	653
North Dakota	2	196,000.00	0.03	90.10	660
Ohio	145	13,409,795.29	2.15	88.87	619
Oklahoma	63	4,149,945.25	0.67	89.76	621
Oregon	193	26,885,507.53	4.32	84.81	646
Pennsylvania	163	12,555,222.52	2.02	89.89	620
Rhode Island	16	2,024,900.00	0.33	81.70	654
South Carolina	4	371,650.00	0.06	91.40	624
South Dakota	16	1,257,900.00	0.20	86.24	624
Tennessee	40	3,568,233.65	0.57	93.91	613
Texas	95	9,717,233.48	1.56	94.04	624
Utah	89	11,516,223.48	1.85	84.29	643
Virginia	76	14,005,735.20	2.25	90.07	650
Washington	230	36,288,993.48	5.83	84.95	650
Wisconsin	9	618,950.00	0.10	91.16	615
Wyoming	9	942,350.00	0.15	88.82	664
TOTAL POOL	4,274	622,735,499.52	100.00	86.06	646

Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
A	1	81,900.00	0.01	83.57	587
A-	1	95,138.03	0.02	85.00	529
B	3	331,950.00	0.05	83.26	521
C	3	118,336.50	0.02	69.55	536
C-	1	32,991.07	0.01	60.00	538
MS1	1,625	283,219,921.59	45.48	86.47	689
MS2	915	138,292,199.26	22.21	84.83	636
MS3	866	98,695,366.60	15.85	84.87	611
MS4	539	67,349,009.81	10.82	91.42	585
MS5	210	23,249,671.03	3.73	82.52	562
MS6	110	11,269,015.63	1.81	76.79	538
TOTAL POOL	4,274	622,735,499.52	100.00	86.06	646

PMI Provider	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
No MI	4,141	527,801,512.35	100.00	86.33	648
TOTAL POOL	4,274	622,735,499.52	100.00	86.06	646

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
2/28 6 Mo LIBOR ARM	3,341	543,250,376.66	87.24	85.61	644
3/27 6 Mo LIBOR ARM	171	31,624,227.88	5.08	85.07	663
5/25 6 Mo LIBOR ARM	38	8,982,403.97	1.44	81.97	674
Fixed Rate	146	12,734,349.84	2.04	83.08	642
Fixed Rate Balloon	578	26,144,141.17	4.20	99.48	661
TOTAL POOL	4,274	622,735,499.52	100.00	86.06	646

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

✖RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

RBS Greenwich Capital

Meritage 2004-2 - Total Pool

FICO & Documentation (% of principal balance)

FICO Score	Full Doc	Alt Doc	Limited Doc	Stated Doc	All Docs	WAC	Avg Prin Bal	Current LTV
500 - 519	0.03	0.00	0.00	0.00	0.03	10.50	108,700.00	84.99
520 - 539	1.02	0.00	0.00	0.01	1.03	9.59	89,008.37	76.52
540 - 559	2.61	0.00	0.00	0.00	2.61	9.11	120,586.64	80.99
560 - 579	5.32	0.00	0.00	0.00	5.32	9.28	114,932.41	89.22
580 - 599	7.26	0.00	0.00	0.11	7.37	8.98	126,077.79	90.55
600 - 619	13.63	0.00	0.00	0.05	13.68	7.76	112,797.11	84.95
620 - 639	15.66	0.00	0.00	1.57	17.24	7.01	144,260.56	84.89
640 - 659	14.49	0.00	0.00	2.43	16.92	6.70	162,596.78	86.00
660 - 679	10.71	0.00	0.00	1.94	12.66	6.54	163,215.41	85.85
680 - 699	7.55	0.00	0.00	1.68	9.22	6.44	172,991.85	87.04
700 - 719	3.93	0.00	0.00	1.42	5.35	6.48	179,095.90	86.17
720 - 739	3.14	0.00	0.00	1.00	4.15	6.45	188,423.76	85.90
740 - 759	1.56	0.00	0.00	0.73	2.30	6.14	207,413.88	85.44
760 - 779	0.94	0.00	0.00	0.27	1.21	6.35	235,895.05	89.43
780 - 799	0.63	0.00	0.00	0.21	0.84	6.10	226,806.52	86.68
800 >=	0.06	0.00	0.00	0.03	0.08	6.77	128,537.50	89.33
TOTAL POOL	88.55	0.00	0.00	11.45	100.00	7.21	145,703.21	86.06

LTV & FICO (% of principal balance)

Current LTV	FICO <=600	601-650	651-700	701+-	total	Avg Prin Bal	WAC	Gross Margin	Limited Doc	Stated Doc
<=020	0.00	0.00	0.01	0.00	0.01	32,500.00	6.13	5.50	0.00	0.00
020.01-030	0.00	0.01	0.00	0.00	0.01	60,000.00	6.63	5.88	0.00	0.00
030.01-040	0.02	0.02	0.06	0.00	0.09	147,000.00	6.65	5.55	0.00	0.00
040.01-050	0.09	0.19	0.02	0.03	0.33	128,863.27	6.88	5.78	0.00	0.03
050.01-060	0.14	0.12	0.13	0.07	0.45	134,254.79	6.41	5.60	0.00	0.11
060.01-070	0.88	1.30	0.62	0.07	2.87	202,864.70	6.41	5.57	0.00	0.09
070.01-080	4.62	20.73	15.88	7.71	48.95	168,418.12	6.70	5.60	0.00	7.92
080.01-090	5.10	5.33	3.86	1.26	15.54	162,628.00	7.33	6.62	0.00	1.37
090.01-100	6.27	10.39	10.44	4.65	31.75	113,763.68	8.03	5.99	0.00	1.94
TOTAL POOL	17.11	38.09	31.02	13.78	100.00	145,703.21	7.21	5.88	0.00	11.45

Prin Balance & FICO (% of principal balance)

Prin Balance	FICO <=600	601-650	651-700	701+-	total	Avg Prin Bal	WAC	Gross Margin	Limited Doc	Stated Doc
a. 1 - 50,000	0.85	1.96	0.88	0.29	3.97	32,582.04	10.48	7.54	0.00	0.45
b. 50,001 - 100,000	3.97	5.48	2.69	0.97	13.11	74,705.02	8.61	6.52	0.00	1.08
c. 100,001 - 150,000	4.17	8.02	5.21	1.68	19.09	124,473.79	7.70	6.09	0.00	1.85
d. 150,001 - 200,000	3.43	4.99	4.63	1.65	14.70	173,672.13	7.19	5.94	0.00	1.27
e. 200,001 - 250,000	2.02	3.70	4.18	1.52	11.42	225,014.65	6.79	5.77	0.00	1.51
f. 250,001 - 300,000	1.46	2.93	2.78	1.67	8.84	275,290.53	6.71	5.83	0.00	1.67
g. 300,001 - 350,000	0.43	2.51	2.46	1.20	6.60	326,046.05	6.45	5.52	0.00	0.89
h. 350,001 - 400,000	0.42	2.23	2.65	1.02	6.32	374,850.63	6.21	5.47	0.00	1.07
i. 400,001 - 450,000	0.13	1.68	1.38	0.89	4.08	423,068.31	6.11	5.42	0.00	0.40
j. 450,001 - 500,000	0.15	1.61	1.14	0.92	3.83	477,166.41	6.04	5.50	0.00	0.62
k. 500,001 - 550,000	0.08	0.68	0.76	0.17	1.69	527,305.80	5.98	5.56	0.00	0.17
l. 550,001 - 600,000	0.00	0.75	0.55	0.65	1.94	576,638.03	6.00	5.37	0.00	0.28
m. 600,001 - 650,000	0.00	1.33	1.03	1.03	3.39	640,120.50	5.79	5.07	0.00	0.20
n. 650,001 - 700,000	0.00	0.22	0.32	0.00	0.55	678,940.00	5.60	5.28	0.00	0.00
o. 700,001 - 750,000	0.00	0.00	0.35	0.12	0.47	733,750.00	5.47	4.97	0.00	0.00
TOTAL POOL	17.11	38.09	31.02	13.78	100.00	145,703.21	7.21	5.88	0.00	11.45

Prepayment Penalty & FICO (% of principal balance)

Prepayment Penalty Term	FICO <=600	601-650	651-700	701+-	total	Current LTV	WAC	Gross Margin	Avg Prin Bal	Limited Doc	Stated Doc
0	2.69	3.82	2.26	1.13	9.91	87.76	8.66	6.74	95,052.80	0.00	1.50
12	0.13	0.46	0.29	0.11	0.99	86.00	8.10	6.30	153,457.84	0.00	0.21
21	2.61	9.18	9.21	5.39	26.38	83.04	5.98	5.32	298,160.73	0.00	2.74
24	10.98	21.91	16.10	5.67	54.65	87.48	7.61	6.04	124,855.00	0.00	6.70
33	0.04	0.68	0.73	0.33	1.78	84.31	5.83	5.40	325,152.94	0.00	0.10
36	0.66	2.04	2.44	1.16	6.30	84.21	6.84	5.73	143,107.44	0.00	0.19
TOTAL POOL	17.11	38.09	31.02	13.78	100.00	86.06	7.21	5.88	145,703.21	0.00	11.45

Mortg Rates & FICO (% of principal balance)

Mortg Rates	FICO <=600	601-650	651-700	701+	total	Current LTV	WAC	Gross Margin	Avg Prin Bal	Limited Doc	Stated Doc
04.001-4.500	0.00	0.05	0.17	0.13	0.34	80.60	4.50	4.02	266,367.50	0.00	0.00
04.501-5.000	0.08	1.05	2.55	1.88	5.57	80.80	4.91	4.46	277,391.79	0.00	0.00
05.001-5.500	0.16	4.33	5.36	2.75	12.60	81.19	5.31	4.83	255,547.58	0.00	0.47
05.501-6.000	0.56	7.02	7.40	2.46	17.45	82.90	5.80	5.24	235,200.30	0.00	0.67
06.001-6.500	0.76	5.13	3.69	1.32	10.90	85.73	6.31	5.47	178,643.69	0.00	0.41
06.501-7.000	1.08	5.68	4.09	2.12	12.97	88.18	6.83	5.73	163,505.38	0.00	1.53
07.001-7.500	0.81	2.44	1.90	0.87	6.02	89.93	7.33	6.03	140,914.29	0.00	0.88
07.501-8.000	1.14	2.31	1.47	0.75	5.67	88.52	7.81	6.54	145,379.85	0.00	1.54
08.001-8.500	1.17	1.56	0.94	0.45	4.12	87.88	8.32	7.00	123,948.86	0.00	1.07
08.501-9.000	1.82	2.17	1.05	0.31	5.33	83.52	8.82	7.15	114,532.47	0.00	1.62
09.001-9.500	1.85	1.96	0.97	0.31	5.10	84.58	9.32	7.32	104,064.37	0.00	1.22
09.501-10.000	1.86	1.35	0.66	0.24	4.11	89.86	9.84	7.30	93,159.54	0.00	0.89
10.001-10.500	2.59	1.04	0.26	0.04	3.94	93.20	10.35	7.42	103,017.96	0.00	0.40
10.501-11.000	1.85	0.58	0.04	0.05	2.52	94.30	10.82	7.74	77,311.68	0.00	0.09
11.001-11.500	0.92	0.44	0.11	0.04	1.51	95.03	11.32	8.16	55,512.72	0.00	0.14
11.501-12.000	0.36	0.32	0.11	0.04	0.83	96.54	11.81	8.63	54,745.80	0.00	0.17
12.001-12.500	0.07	0.12	0.12	0.00	0.31	98.10	12.37	9.08	43,723.86	0.00	0.11
12.501-13.000	0.02	0.07	0.08	0.02	0.19	98.44	12.86	10.13	34,270.59	0.00	0.09
13.001-13.500	0.00	0.06	0.00	0.00	0.07	99.99	13.34	0.00	24,686.16	0.00	0.00
13.501-14.000	0.00	0.04	0.00	0.00	0.04	99.23	13.91	0.00	35,957.14	0.00	0.03
14.001-14.500	0.00	0.23	0.04	0.00	0.28	99.99	14.32	0.00	23,917.00	0.00	0.05
14.501-15.000	0.01	0.07	0.00	0.00	0.08	99.97	14.87	0.00	25,531.41	0.00	0.01
15.001-15.500	0.00	0.01	0.00	0.00	0.01	99.98	15.42	0.00	29,266.67	0.00	0.00
15.501-16.000	0.00	0.04	0.00	0.00	0.04	99.76	15.94	0.00	27,004.62	0.00	0.04
16.001-16.500	0.00	0.01	0.00	0.00	0.01	100.00	16.25	0.00	26,000.00	0.00	0.01
TOTAL POOL	17.11	38.09	31.02	13.78	100.00	86.06	7.21	5.88	145,703.21	0.00	11.45

Mortg Rates & LTV (% of principal balance)

Mortg Rates	LTV <=70	70.1-75	75.1-80	80.1-85	85.1-90	90.1+	total	FICO	Gross Margin	Avg Prin Bal	Limited Doc	Stated Doc
04.001-4.500	0.00	0.00	0.31	0.00	0.04	0.00	0.34	696.01	4.02	266,387.50	0.00	0.00
04.501-5.000	0.12	0.28	4.15	0.52	0.27	0.23	5.57	681.82	4.46	277,391.79	0.00	0.00
05.001-5.500	0.59	1.01	8.20	0.61	0.92	1.27	12.60	669.28	4.83	255,547.58	0.00	0.47
05.501-6.000	1.35	0.93	8.79	0.94	2.06	3.38	17.45	661.12	5.24	235,200.30	0.00	0.67
06.001-6.500	0.60	0.13	4.68	0.93	1.07	3.49	10.90	651.52	5.47	178,643.69	0.00	0.41
06.501-7.000	0.27	0.51	4.85	0.59	1.06	5.68	12.97	652.99	5.73	163,505.38	0.00	1.53
07.001-7.500	0.12	0.12	1.92	0.25	0.48	3.12	6.02	650.80	6.03	140,914.29	0.00	0.88
07.501-8.000	0.25	0.09	1.98	0.12	0.70	2.53	5.67	641.89	6.54	145,379.85	0.00	1.54
08.001-8.500	0.04	0.15	1.72	0.13	0.38	1.70	4.12	632.43	7.00	123,948.86	0.00	1.07
08.501-9.000	0.15	0.25	3.08	0.35	0.59	0.91	5.33	619.77	7.15	114,532.47	0.00	1.62
09.001-9.500	0.19	0.17	2.83	0.21	0.61	1.08	5.10	614.20	7.32	104,064.37	0.00	1.22
09.501-10.000	0.04	0.10	1.46	0.20	0.53	1.78	4.11	613.95	7.30	93,159.54	0.00	0.89
10.001-10.500	0.02	0.06	0.66	0.41	0.50	2.30	3.94	595.38	7.42	103,017.96	0.00	0.40
10.501-11.000	0.01	0.03	0.27	0.31	0.30	1.60	2.52	590.24	7.74	77,311.68	0.00	0.09
11.001-11.500	0.01	0.01	0.17	0.15	0.12	1.05	1.51	600.99	8.16	55,512.72	0.00	0.14
11.501-12.000	0.01	0.02	0.02	0.03	0.09	0.65	0.83	615.31	8.63	54,745.80	0.00	0.17
12.001-12.500	0.01	0.00	0.00	0.01	0.02	0.28	0.31	630.71	9.08	43,723.86	0.00	0.11
12.501-13.000	0.00	0.00	0.00	0.02	0.00	0.17	0.19	645.28	10.13	34,270.59	0.00	0.09
13.001-13.500	0.00	0.00	0.00	0.00	0.00	0.07	0.07	629.70	0.00	24,686.16	0.00	0.00
13.501-14.000	0.00	0.00	0.00	0.00	0.00	0.04	0.04	628.99	0.00	35,957.14	0.00	0.03
14.001-14.500	0.00	0.00	0.00	0.00	0.00	0.28	0.28	619.45	0.00	23,917.00	0.00	0.05
14.501-15.000	0.00	0.00	0.00	0.00	0.00	0.08	0.08	608.60	0.00	25,531.41	0.00	0.01
15.001-15.500	0.00	0.00	0.00	0.00	0.00	0.01	0.01	611.28	0.00	29,266.67	0.00	0.00
15.501-16.000	0.00	0.00	0.00	0.00	0.00	0.04	0.04	634.93	0.00	27,004.62	0.00	0.04
16.001-16.500	0.00	0.00	0.00	0.00	0.00	0.01	0.01	629.46	0.00	26,000.00	0.00	0.01
TOTAL POOL	3.76	3.86	45.09	5.78	9.75	31.75	100.00	645.89	5.88	145,703.21	0.00	11.45

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Co-Underwriter

�֍ RBS Greenwich Capital

✕✕ RBS Greenwich Capital

MERITAGE MORTGAGE CORPORATION ACA

		Minimum	Maximum
Total Outstanding Principal Balance:	27,466,628		
Number Of Loans:	630		
Average Outstanding Principal Balance:	$43,597.82	$9,992.58	$250,000.00
Weighted Average Current Loan Rate:	10.867 %	7.250	16.250 %
Weighted Average Remaining Term:	180.70 months	174.00	239.00 months
Weighted Average Seasoning:	2.10 months	1.00	6.00 months

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Second Lien	630	27,466,627.83	100.00
Total	630	27,466,627.83	100.00

		Minimum	Maximum
WAVG Original LTV:	99.49 %	73.83	100.00 %
WAVG LTV (including silent 2nds):	99.49 %	73.83	100.00 %
WAVG Credit Score:	660	600	798

Prepay Penalties:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Prepayment Penalty	440	20,553,164.51	74.83
No Prepayment Penalty	190	6,913,463.32	25.17
Total	630	27,466,627.83	100.00

ARM Characteristics:		Minimum	Maximum
WAVG Gross Coupon:	0.000 %	0.000	0.000 %
WAVG Remaining Term:	0.00 months	0.00	0.00 months
WAVG Gross Margin:	0.000 %	0.000	0.000 %
WAVG Initial Periodic Rate Cap:	0.000 %	0.000	0.000 %
WAVG Periodic Rate Cap:	0.000 %	0.000	0.000 %
WAVG Maximum Loan Rate:	0.000 %	0.000	0.000 %
WAVG Months to Roll:	0 months	0	0 months

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fixed Rate Balloon	578	26,144,141.17	95.19
Fixed Rate	52	1,322,486.66	4.81
Total	630	27,466,627.83	100.00

✖ RBS Greenwich Capital

TOP Index CONCENTRATIONS ($):   100.00 % Fixed Rate

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	574	24,408,109.84	88.86
Cash Out Refinance	55	3,042,517.99	11.08
Rate/Term Refinance	1	16,000.00	0.06
Total	630	27,466,627.83	100.00

Occupancy:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	630	27,466,627.83	100.00
Total	630	27,466,627.83	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	425	15,801,097.32	57.53
PUD	103	5,929,963.80	21.59
Two-Four Family	75	4,723,463.57	17.20
Condominium	27	1,012,103.14	3.68
Total	630	27,466,627.83	100.00

Doc Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	522	22,631,675.89	82.40
Stated Documentation	108	4,834,951.94	17.60
Total	630	27,466,627.83	100.00

MI:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No MI	630	27,466,627.83	100.00
Total	630	27,466,627.83	100.00

✖ RBS Greenwich Capital

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
600 - 619	166	4,879,779.88	17.77
620 - 639	147	6,563,866.24	23.90
640 - 659	99	4,386,855.47	15.97
660 - 679	78	3,625,896.03	13.20
680 - 699	49	2,586,057.77	9.42
700 - 719	42	2,214,737.82	8.06
720 - 739	27	1,621,241.26	5.90
740 - 759	11	682,450.00	2.48
>= 760	11	905,743.36	3.30
Total	**630**	**27,466,627.83**	**100.00**

Original Loan-to-value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
73.83 - 80.00	2	146,000.00	0.53
80.01 - 90.00	4	226,410.84	0.82
90.01 - 100.00	624	27,094,216.99	98.64
Total	**630**	**27,466,627.83**	**100.00**

Principal Balance ():	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
9,993 - 25,000	182	3,078,800.36	11.21
25,001 - 50,000	274	9,341,291.68	34.01
50,001 - 75,000	90	5,569,519.33	20.28
75,001 - 100,000	43	3,795,755.31	13.82
100,001 - 150,000	31	3,674,761.15	13.38
150,001 - 200,000	5	817,500.00	2.98
200,001 - 250,000	5	1,189,000.00	4.33
Total	**630**	**27,466,627.83**	**100.00**

✗ RBS Greenwich Capital

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	7	168,141.26	0.61
Arizona	71	2,656,811.26	9.67
California	118	8,684,363.93	31.62
Colorado	8	505,200.00	1.84
Connecticut	11	440,050.00	1.60
Delaware	1	25,600.00	0.09
Florida	45	1,653,587.11	6.02
Georgia	13	750,100.00	2.73
Idaho	8	147,150.00	0.54
Illinois	28	900,442.05	3.28
Indiana	16	342,364.55	1.25
Iowa	3	69,650.00	0.25
Kansas	15	242,734.83	0.88
Kentucky	2	41,800.00	0.15
Louisiana	2	42,993.36	0.16
Maryland	15	657,296.11	2.39
Massachusetts	30	2,174,059.75	7.92
Michigan	15	493,073.00	1.80
Mississippi	3	47,800.00	0.17
Missouri	21	403,379.18	1.47
Montana	2	138,481.61	0.50
Nebraska	7	174,450.00	0.64
Nevada	20	1,000,622.77	3.64
New Hampshire	1	27,000.00	0.10
New Jersey	2	142,000.00	0.52
New Mexico	6	159,700.00	0.58
Ohio	15	334,300.00	1.22
Oklahoma	8	167,726.76	0.61
Oregon	40	1,650,680.09	6.01
Pennsylvania	18	322,650.00	1.17
Rhode Island	6	273,200.00	0.99
South Dakota	3	56,900.00	0.21
Tennessee	2	37,300.00	0.14
Texas	6	159,000.00	0.58
Utah	11	369,755.46	1.35
Virginia	8	235,850.00	0.86
Washington	41	1,720,114.75	6.26
Wyoming	2	50,300.00	0.18
Total	**630**	**27,466,627.83**	**100.00**

Meritage Mortgage Loan Trust 2004-2

Meritage
Mortgage Corporation

$983,003,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corporation
Co-Underwriter

❉ RBS Greenwich Capital

Preliminary Term Sheet   ***Date Prepared: July 22, 2004***

Meritage Mortgage Loan Trust 2004-2

$983,003,000 (Approximate)

Publicly Offered Certificates

Class[1,3]	Principal Amount ($)	WAL (Years) Call/Mat[2]	Payment Window (Mths) Call/Mat[2]	Certificate Type	Expected Rating S&P/Moody's/Fitch
I-A1	$664,700,000	2.53 / 2.68	1-75 / 1-156	Floating Rate Senior	AAA / Aaa / AAA
II-A1	$28,300,000	0.72 / 0.72	1-13 / 1-13	Floating Rate Senior	AAA / Aaa / AAA
II-A2	$94,400,000	2.63 / 2.63	13-72 / 13-72	Floating Rate Senior	AAA / Aaa / AAA
II-A3	$13,659,000	6.27 / 8.67	72-75 / 72-178	Floating Rate Senior	AAA / Aaa / AAA
M-1	$32,851,000	4.58 / 5.01	41-75 / 41-155	Floating Rate Subordinate	AA+ / Aa1 / AA+
M-2	$30,324,000	4.54 / 4.95	40-75 / 40-131	Floating Rate Subordinate	AA+ / Aa2 / AA+
M-3	$20,216,000	4.52 / 4.91	39-75 / 39-126	Floating Rate Subordinate	AA / Aa3 / AA
M-4	$17,689,000	4.51 / 4.89	39-75 / 39-121	Floating Rate Subordinate	AA- / A1/ AA-
M-5	$17,689,000	4.50 / 4.86	38-75 / 38-117	Floating Rate Subordinate	A+ / A2 / A+
M-6	$15,162,000	4.49 / 4.83	38-75 / 38-112	Floating Rate Subordinate	A / A3 / A
M-7	$15,162,000	4.49 / 4.80	38-75 / 38-107	Floating Rate Subordinate	A- / Baa1 / A-
M-8	$10,108,000	4.47 / 4.74	37-75 / 37-100	Floating Rate Subordinate	BBB+ / Baa2 / BBB+
M-9	$10,108,000	4.47 / 4.69	37-75 / 37-95	Floating Rate Subordinate	BBB / Baa3 / BBB
M-10	$12,635,000	4.47 / 4.60	37-75 / 37-89	Floating Rate Subordinate	BBB- / Ba1 / BB+
B-1[4]	$10,108,000	Not Marketed Hereby		Floating Rate Subordinate	BB / NR / NR
B-2[4]	$8,000	Not Marketed Hereby		Floating Rate Subordinate	BB / NR / NR
Total	$983,003,000				

(1)   The Class I-A1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein), and the Class II-A1, Class II-A2 and Class II-A3 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Subordinate Certificates as defined herein are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The certificate principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2)   The WAL and Payment Windows for the Offered Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.

(3)   The Class I-A1, Class II-A1, Class II-A2, Class II-A3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates are priced to the Clean-up Call Date and the Class M-10, Class B-1 and Class B-2 Certificates are priced to maturity. The margin on the Class A Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.

(4)   The Class B-1 and Class B-2 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".

2

✶✶ RBS Greenwich Capital

Depositor:	Financial Asset Securities Corp.
Servicer:	Saxon Mortgage Services, Inc.
Lead Underwriter:	Greenwich Capital Markets, Inc. ("**RBS Greenwich Capital**")
Co-Underwriter:	WAMU Capital Corporation
Trustee:	[Deutsche Bank National Trust Company.]
Originator:	Meritage Mortgage Corporation.
Certificates:	The Class I-A1 Certificates (the "**Group I Certificates**"), the Class II-A1, Class II-A2 and Class II-A3 Certificates (the "**Group II Certificates**"; and together with the Group I Certificates, the "**Senior Certificates**"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 Certificates (together, the "**Class M Certificates**"), the Class B-1 and the Class B-2 Certificates (together, with the Class M Certificates the "**Subordinate Certificates**"). The Senior Certificates along with the Subordinate Certificates are referred to herein as the "**Offered Certificates**." The Class B-1 and Class B-2 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Statistical Calculation Date:	Various dates.
Cut-off Date:	The close of business on August 1, 2004.
Expected Pricing Date:	On or about July [27], 2004.
Expected Closing Date:	On or about August [12], 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in September 2004.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

3

✕ RBS Greenwich Capital

ERISA Eligibility:	The Offered Certificates (other than the Class B-1 and Class B-2 Certificates) are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates will not constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the *"Clean-up Call"*), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date, and (ii) the Pre-funding Amount on the Closing Date (such date is referred to herein as the *"Clean-up Call Date"*).
Pricing Prepayment Speed:	The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC   (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC   (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

4

✖✖RBS Greenwich Capital

Initial Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the mortgage loans described herein was approximately $622,735,500 consisting of primarily first lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans (the "***Initial Mortgage Loans***"). See attached collateral descriptions for more information.

The Mortgage Loans will be divided into the Group I Mortgage Loans and Group II Mortgage Loans.

As of the Statistical Calculation Date, the "***Group I Initial Mortgage Loans***" consisted primarily of first and second lien, fixed rate and hybrid adjustable rate, conforming mortgage loans with an aggregate principal balance of approximately $516,698,549. Approximately 2.14% of the Group I Initial Mortgage Loans have fixed rates and approximately 97.86% of the Group I Initial Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two, three, or five years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

As of the Statistical Calculation Date, the "***Group II Initial Mortgage Loans***" consisted primarily of first and second lien, fixed rate and hybrid adjustable rate, non-conforming mortgage loans with an aggregate principal balance of approximately $106,036,950. Approximately 26.25% of the Group II Initial Mortgage Loans have fixed rates and approximately 73.75% of the Group II Initial Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two, three or five years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

As of the Cut-off Date, up to [2.00%] of the aggregate principal balance of the Initial Mortgage Loans may be 30 or more days delinquent.

Pass-Through Rate: The "***Pass-Through Rate***" for the Offered Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" for the Offered Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.

Base Rate: The "***Base Rate***" for the Offered Certificates is One Month LIBOR plus the related margin.

Net WAC Rate: The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.

Maximum Cap: The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

5

✖ RBS Greenwich Capital

Adjusted Net Mortgage Rate:	The *"Adjusted Net Mortgage Rate"* for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.
Adjusted Net Maximum Mortgage Rate:	The *"Adjusted Net Maximum Mortgage Rate"* for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.
Net WAC Rate Carryover Amount:	If, on any Distribution Date, the related Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Rate, the *"Net WAC Rate Carryover Amount"* for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Pre-funding Amount:	On the Closing Date, the trust will deposit approximately $388,064,500 (the **"Pre-funding Amount"**), which will consist of approximately $321,986,404 deposited into the **"Group I Pre-funding Account"** and approximately $66,078,096 deposited into the **"Group II Pre-funding Account."** The Group I Pre-funding Account and the Group II Pre-funding Account are referred to herein as the **"Pre-funding Accounts."** Funds on deposit in the Pre-funding Accounts will be used from time to time to acquire *"Subsequent Mortgage Loans"* during the Pre-funding Period. It is expected that the composition and characteristics of the Subsequent Mortgage Loans will be similar to those of the Initial Mortgage Loans in all material respects.

The *"Pre-funding Period"* commences on the Closing Date and ends on the earlier of (i) the date on which the amount on deposit in the Pre-funding Accounts is reduced to zero and (ii) November 10, 2004.

To the extent that the Trust does not fully use the amounts on deposit in the Pre-funding Accounts to purchase Subsequent Mortgage Loans by November 10, 2004, the Trust will apply the remaining amounts as a prepayment of principal to the Offered Certificates on the Distribution Date in November 2004. It is not anticipated that a material amount of principal will be prepaid on the Offered Certificates from amounts in the Pre-funding Accounts.

6

✖ RBS Greenwich Capital

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "**Yield Maintenance Agreement**" to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates to the extent necessary on the Distribution Dates occurring from September 2004 to February 2007. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

Excess Cashflow:

The "**Excess Cashflow**" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "**Overcollateralization Amount**" is equal to the excess of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans and (ii) any outstanding Pre-funding Amounts, over the aggregate certificate principal balance of the Offered Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 1.00% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the Pre-funding Amounts on the Closing Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Target is reached.

Required Overcollateralization Target:

On any Distribution Date, the "**Required Overcollateralization Target**" is equal to:
(i) prior to the Stepdown Date, 1.00% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date, and (ii) the Pre-funding Amounts on the Closing Date, and
(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:
    (a) 2.00% of the current principal balance of the Mortgage Loans;
    (b) 0.50% of the (i) the initial principal balance of the Initial Mortgage Loans and (ii) the Pre-funding Amounts on the Closing Date (the "**OC Floor**"), and
(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

/

RBS Greenwich Capital

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the aggregate certificate principal balance of the Senior Certificates has been reduced to zero and
(ii) the later to occur of
    (x) the Distribution Date occurring in September 2007 and
    (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 41.50%.

Credit Enhancement Percentage:

The *"Credit Enhancement Percentage"* for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate certificate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

	Initial Credit Enhancement Percentage	Credit Enhancement Percentage on or After Stepdown Date
Senior	20.75%	41.50%
M-1	17.50%	35.00%
M-2	14.50%	29.00%
M-3	12.50%	25.00%
M-4	10.75%	21.50%
M-5	9.00%	18.00%
M-6	7.50%	15.00%
M-7	6.00%	12.00%
M-8	5.00%	10.00%
M-9	4.00%	8.00%
M-10	2.75%	5.50%
B-1	1.75%	3.50%
B-2	1.00%	2.00%

Trigger Event:

A *"Trigger Event"* is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [39.00]% of the current Credit Enhancement Percentage with respect to the Senior Certificates or (ii) cumulative realized losses as a percentage of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the Pre-funding Amounts as of the Closing Date for the related Distribution Date are greater than:

Distribution Date	Percentage
September 2007 – August 2008	[4.25%]
September 2008 – August 2009	[6.50%]
September 2009 – August 2010	[7.50%]
September 2010 and thereafter	[7.75%]

8

✖✖ RBS Greenwich Capital

Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a *"Realized Loss."* Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-2 Certificates, second to the Class B-1 Certificates, third to the Class M-10 Certificates, fourth to the Class M-9 Certificates, fifth to the Class M-8 Certificates, sixth to the Class M-7 Certificates, seventh to the Class M-6 Certificates, eighth to the Class M-5 Certificates, ninth to the Class M-4 Certificates, tenth to the Class M-3 Certificates, eleventh to the Class M-2 Certificates and twelfth, to the Class M-1 Certificates.

Priority of Distributions: Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first to pay servicing fees and trustee fees, second monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third monthly interest to the Class M-1 Certificates, fourth monthly interest to the Class M-2 Certificates, fifth monthly interest to the Class M-3 Certificates, sixth monthly interest to the Class M-4 Certificates, seventh monthly interest to the Class M-5 Certificates, eighth monthly interest to the Class M-6 Certificates, ninth monthly interest to the Class M-7 Certificates, tenth monthly interest to the Class M-8 Certificates, eleventh monthly interest to the Class M-9 Certificates, twelfth monthly interest to the Class M-10 Certificates, thirteenth monthly interest to the Class B-1 Certificates and fourteenth monthly interest to the Class B-2 Certificates. In certain limited circumstances described in the prospectus supplement, interest funds will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

2) Principal funds, as follows: in each case as described under "Principal Paydown", first monthly principal to the Senior Certificates, generally from the related loan group, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2 Certificates, fourth monthly principal to the Class M-3 Certificates, fifth monthly principal to the Class M-4 Certificates, sixth monthly principal to the Class M-5 Certificates, seventh monthly principal to the Class M-6 Certificates, eighth monthly principal to the Class M-7 Certificates, ninth monthly principal to the Class M-8 Certificates, tenth monthly principal to the Class M-9 Certificates, eleventh monthly principal to the Class M-10 Certificates, twelfth monthly principal to the Class B-1 Certificates and thirteenth monthly principal to the Class B-2 Certificates.

RBS Greenwich Capital

3) Excess Cashflow as follows: first, as principal to the Offered Certificates to build the Overcollateralization Amount in the order of priority described below, then, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class M-10 Certificates, then any unpaid applied Realized Loss amount to the Class M-10 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates and then any previously unpaid interest to the Class B-2 Certificates, and then any unpaid applied Realized Loss amount to the Class B-2 Certificates.

4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Offered Certificates *pro rata* based on aggregate certificate principal balance.

5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class M-10 Certificates, then to the Class B-1 Certificates and lastly to the Class B-2 Certificates.

6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

RBS Greenwich Capital

Principal Paydown:

Principal allocated to the Group I Certificates will be distributed to the Class I-A1 Certificates until the aggregate principal balance thereof has been reduced to zero and principal allocated to the Group II Certificates will be distributed sequentially to the Class II-A1, Class II-A2 and Class II-A3 Certificates, in that order, until the aggregate certificate principal balance thereof has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally based on the principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-8 Certificates, ninth to the Class M-9 Certificates, tenth to the Class M-10 Certificates, eleventh to the Class B-1 Certificates, and twelfth to the Class B-2 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally based on the principal collected in the related loan group, such that the Senior Certificates will have at least 41.50% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 35.00% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 29.00% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 25.00% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 21.50% credit enhancement, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 18.00% credit enhancement, seventh to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 15.00% credit enhancement, eighth to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 12.00% credit enhancement, ninth to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 10.00% credit enhancement, tenth to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 8.00% credit enhancement, eleventh to the Class M-10 Certificates such that the Class M-10 Certificates will have at least 5.50% credit enhancement, twelfth to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 3.50% credit enhancement and thirteenth, to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 2.00% credit enhancement (subject, in each case, to any overcollateralization floors).

11

⚡ RBS Greenwich Capital

Yield Maintenance Agreement Schedule

Period	Notional Amount	Cap Strike	Cap Ceiling
1	1,000,692,000	2.813730	10.000000
2	996,725,178	6.698200	10.000000
3	990,169,470	6.481680	10.000000
4	982,435,935	6.697230	10.000000
5	973,519,426	6.480630	10.000000
6	963,450,078	6.480020	10.000000
7	952,239,053	7.173570	10.000000
8	939,886,179	6.478620	10.000000
9	926,465,393	6.693760	10.000000
10	911,977,861	6.476970	10.000000
11	896,475,378	6.691920	10.000000
12	880,040,544	6.475240	10.000000
13	862,729,666	6.474540	10.000000
14	844,616,174	6.689870	10.000000
15	825,737,746	6.473820	10.000000
16	806,158,352	6.689600	10.000000
17	785,913,736	6.474040	10.000000
18	765,073,230	6.474510	10.000000
19	743,685,239	7.169020	10.000000
20	721,784,619	6.476240	10.000000
21	699,477,872	6.693420	10.000000
22	676,797,436	6.627530	10.000000
23	653,880,018	8.135430	10.000000
24	631,280,132	7.873040	10.000000
25	609,075,514	8.803220	10.000000
26	587,617,541	9.097100	10.000000
27	566,908,770	8.804060	10.000000
28	546,938,051	9.190290	10.000000
29	527,667,823	9.557810	10.000000
30	509,108,564	9.557550	10.000000
31 and thereafter	0	0.000000	0.000000

✖ RBS Greenwich Capital

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule [1]	Period	Effective Net WAC Cap Schedule [1]	Period	Effective Net WAC Cap Schedule [1]
1	2.8137	31	11.1381	61	12.6078
2	10.0000	32	10.0595	62	13.0231
3	10.0000	33	10.3965	63	12.5989
4	10.0000	34	10.1539	44	13.0138
5	10.0000	35	11.2234	65	12.5992
6	10.0000	36	10.8834	66	12.5952
7	10.0000	37	11.4343	67	13.9477
8	10.0000	38	11.8131	68	12.5928
9	10.0000	39	11.4314	69	13.0079
10	10.0000	40	11.8899	70	12.5831
11	10.0000	41	12.0532	71	13.0073
12	10.0000	42	12.0634	72	12.5833
13	10.0000	43	13.3496	73	12.5857
14	10.0000	44	12.4847	74	12.9995
15	10.0000	45	12.8987	75	12.5751
16	10.0000	46	12.4964	76	12.9885
17	10.0000	47	12.9362		
18	10.0000	48	12.5281		
19	10.0000	49	12.5633		
20	10.0000	50	12.9778		
21	10.0000	51	12.5565		
22	10.0000	52	12.9727		
23	10.0000	53	12.5713		
24	10.0000	54	12.5787		
25	10.0000	55	13.9480		
26	10.0000	56	12.5938		
27	10.0000	57	13.0108		
28	10.0000	58	12.5868		
29	10.0000	59	13.0208		
30	10.0000	60	12.5978		

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

13

✖ RBS Greenwich Capital

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR	Assumed 6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
1	1.43300	1.90300	1.23	No	Yes
2	1.64500	2.07800	4.51	No	Yes
3	1.86500	2.24100	4.21	No	Yes
4	1.98600	2.39200	4.17	No	Yes
5	2.13700	2.54600	3.93	No	Yes
6	2.30900	2.69800	3.75	No	Yes
7	2.46900	2.84300	3.88	No	Yes
8	2.61800	2.98100	3.43	No	Yes
9	2.76200	3.11200	3.39	No	Yes
10	2.90200	3.23600	3.13	No	Yes
11	3.03600	3.35200	3.10	No	Yes
12	3.16700	3.46400	2.85	No	Yes
13	3.28800	3.57100	2.73	No	Yes
14	3.39400	3.67200	2.74	No	Yes
15	3.49400	3.76900	2.52	No	Yes
16	3.59400	3.86500	2.54	No	Yes
17	3.69800	3.95400	2.31	No	Yes
18	3.79600	4.02200	2.21	No	Yes
19	3.88500	4.03800	2.53	No	Yes
20	3.97000	4.06600	2.03	No	Yes
21	4.06000	4.09500	2.08	No	Yes
22	4.12100	4.12500	2.01	No	Yes
23	4.09700	4.16000	3.31	No	Yes
24	3.88900	4.21200	3.35	No	Yes
25	4.05000	4.31300	4.10	No	Yes
26	4.14500	4.39800	4.15	No	Yes
27	4.23700	4.47600	3.89	No	Yes
28	4.32400	4.54900	4.01	No	Yes
29	4.40600	4.61300	4.12	No	Yes
30	4.48100	4.66900	4.03	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

✕ RBS Greenwich Capital

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR	Assumed 6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
31	4.55000	4.71600	4.77	No	Yes
32	4.61000	4.75400	4.17	No	Yes
33	4.66200	4.78700	4.28	No	Yes
34	4.70400	4.81500	4.08	No	Yes
35	4.73500	4.84000	4.37	No	Yes
36	4.75600	4.86500	4.17	No	Yes
37	4.77500	4.89200	4.26	No	Yes
38	4.80100	4.92000	4.46	No	Yes
39	4.82800	4.94900	4.28	No	Yes
40	4.85400	4.97900	4.46	No	Yes
41	4.88200	5.01100	4.36	No	Yes
42	4.91000	5.04500	4.35	No	Yes
43	4.94000	5.08200	4.79	No	Yes
44	4.97200	5.12000	4.38	No	Yes
45	5.00600	5.15900	4.53	No	Yes
46	5.04300	5.19800	4.32	No	Yes
47	5.08200	5.23600	4.58	No	Yes
48	5.12400	5.27100	4.35	No	Yes
49	5.16600	5.30200	4.39	No	Yes
50	5.20200	5.32900	4.55	No	Yes
51	5.23500	5.35200	4.32	No	Yes
52	5.26300	5.37000	4.51	No	Yes
53	5.28800	5.38300	4.36	No	Yes
54	5.30800	5.39200	4.35	No	Yes
55	5.32400	5.39500	4.97	No	Yes
56	5.33500	5.39700	4.36	No	Yes
57	5.34100	5.40400	4.56	No	Yes
58	5.34200	5.41400	4.37	No	Yes
59	5.33800	5.43000	4.62	No	Yes
60	5.32800	5.45100	4.44	No	Yes
				(Continued on next page)	

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

15

✖ RBS Greenwich Capital

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR	Assumed 6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
61	5.33800	5.48000	4.48	No	Yes
62	5.37100	5.51100	4.66	No	Yes
63	5.40300	5.54100	4.43	No	Yes
64	5.43400	5.56900	4.62	No	Yes
65	5.46400	5.59700	4.49	No	Yes
66	5.49300	5.62300	4.47	No	Yes
67	5.52000	5.64700	5.12	No	Yes
68	5.54700	5.67000	4.50	No	Yes
69	5.57100	5.69200	4.69	No	Yes
70	5.59500	5.71200	4.48	No	Yes
71	5.61600	5.73000	4.74	No	Yes
72	5.63700	5.74600	4.53	No	Yes
73	5.65500	5.76100	4.57	No	Yes
74	5.67200	5.77400	4.77	No	Yes
75	5.68800	5.78500	4.56	No	Yes
76	5.70100	5.79400	4.77	Yes	Yes

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

※ RBS Greenwich Capital

Breakeven Losses

Class	S&P / Moody's / Fitch	Static LIBOR		Forward LIBOR	
		CDR Break	Collateral Cum Loss	CDR Break	Collateral Cum Loss
M-1	AA+ / Aa1 / AA+	31.810	23.75	28.133	22.09
M-2	AA+ / Aa2 / AA+	26.553	21.28	23.176	19.51
M-3	AA / Aa3 / AA	23.380	19.59	20.185	17.76
M-4	AA- / A1/ AA-	20.772	18.08	17.724	16.19
M-5	A+ / A2 / A+	18.334	16.56	15.421	14.61
M-6	A / A3 / A	16.336	15.22	13.538	13.23
M-7	A- / Baa1 / A-	14.400	13.84	11.723	11.81
M-8	BBB+ / Baa2 / BBB+	13.096	12.86	10.516	10.82
M-9	BBB / Baa3 / BBB	11.741	11.79	9.272	9.75
M-10	BBB- / Ba1 / BB+	10.245	10.56	7.841	8.46

Assumptions:

1) Run at the Pricing Speed to Maturity
2) Loss severity at 40.00%
3) Triggers are failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

17

✕✕ RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.



Weighted Average Life Tables

Class I-A1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.43	2.93	2.53	2.13	1.78
MDUR (yr)	3.25	2.79	2.43	2.06	1.73
First Prin Pay	9/25/04	9/25/04	9/25/04	9/25/04	9/25/04
Last Prin Pay	7/25/13	1/25/12	11/25/10	11/25/09	2/25/09

Class I-A1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.65	3.10	2.68	2.25	1.87
MDUR (yr)	3.43	2.94	2.56	2.16	1.81
First Prin Pay	9/25/04	9/25/04	9/25/04	9/25/04	9/25/04
Last Prin Pay	2/25/23	12/25/19	8/25/17	5/25/15	8/25/13

Class II-A1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	0.88	0.79	0.72	0.66	0.60
MDUR (yr)	0.87	0.78	0.71	0.65	0.59
First Prin Pay	9/25/04	9/25/04	9/25/04	9/25/04	9/25/04
Last Prin Pay	1/25/06	11/25/05	9/25/05	8/25/05	7/25/05

Class II-A1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	0.88	0.79	0.72	0.66	0.60
MDUR (yr)	0.87	0.78	0.71	0.65	0.59
First Prin Pay	9/25/04	9/25/04	9/25/04	9/25/04	9/25/04
Last Prin Pay	1/25/06	11/25/05	9/25/05	8/25/05	7/25/05

RBS Greenwich Capital

Weighted Average Life Tables

Class II-A2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.55	3.03	2.63	2.25	1.89
MDUR (yr)	3.38	2.91	2.54	2.18	1.84
First Prin Pay	1/25/06	11/25/05	9/25/05	8/25/05	7/25/05
Last Prin Pay	1/25/13	8/25/11	8/25/10	10/25/09	8/25/07

Class II-A2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.55	3.03	2.63	2.25	1.89
MDUR (yr)	3.38	2.91	2.54	2.18	1.84
First Prin Pay	1/25/06	11/25/05	9/25/05	8/25/05	7/25/05
Last Prin Pay	1/25/13	8/25/11	8/25/10	10/25/09	8/25/07

Class II-A3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	8.92	7.43	6.27	5.28	4.36
MDUR (yr)	8.11	6.85	5.85	4.97	4.14
First Prin Pay	1/25/13	8/25/11	8/25/10	10/25/09	8/25/07
Last Prin Pay	7/25/13	1/25/12	11/25/10	11/25/09	2/25/09

Class II-A3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.70	10.02	8.67	7.52	6.20
MDUR (yr)	10.31	8.96	7.85	6.88	5.75
First Prin Pay	1/25/13	8/25/11	8/25/10	10/25/09	8/25/07
Last Prin Pay	3/25/22	8/25/19	6/25/19	7/25/18	6/25/16

20

✖✖RBS Greenwich Capital

Weighted Average Life Tables

Class M-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.13	5.15	4.58	4.31	4.49
MDUR (yr)	5.67	4.82	4.31	4.08	4.25
First Prin Pay	12/25/07	10/25/07	1/25/08	5/25/08	11/25/08
Last Prin Pay	7/25/13	1/25/12	11/25/10	11/25/09	2/25/09

Class M-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.71	5.66	5.01	4.67	4.91
MDUR (yr)	6.13	5.23	4.68	4.40	4.62
First Prin Pay	12/25/07	10/25/07	1/25/08	5/25/08	11/25/08
Last Prin Pay	5/25/20	6/25/19	7/25/17	6/25/15	9/25/13

Class M-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.13	5.15	4.54	4.18	4.18
MDUR (yr)	5.66	4.81	4.28	3.95	3.96
First Prin Pay	12/25/07	10/25/07	12/25/07	2/25/08	6/25/08
Last Prin Pay	7/25/13	1/25/12	11/25/10	11/25/09	2/25/09

Class M-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.70	5.63	4.95	4.51	4.44
MDUR (yr)	6.11	5.20	4.62	4.24	4.20
First Prin Pay	12/25/07	10/25/07	12/25/07	2/25/08	6/25/08
Last Prin Pay	9/25/19	7/25/17	7/25/15	11/25/13	6/25/12

✖✖RBS Greenwich Capital

Weighted Average Life Tables

Class M-3 Certificates to Clean-up Call Date

FRM Prepay Speed	85% PPC	100% PPC	115% PPC	125% PPC	145% PPC
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.13	5.15	4.52	4.10	3.98
MDUR (yr)	5.64	4.79	4.24	3.87	3.77
First Prin Pay	12/25/07	9/25/07	11/25/07	1/25/08	4/25/08
Last Prin Pay	7/25/13	1/25/12	11/25/10	11/25/09	2/25/09

Class M-3 Certificates to Maturity

FRM Prepay Speed	85% PPC	100% PPC	115% PPC	125% PPC	145% PPC
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.69	5.60	4.91	4.42	4.23
MDUR (yr)	6.07	5.16	4.57	4.15	3.99
First Prin Pay	12/25/07	9/25/07	11/25/07	1/25/08	4/25/08
Last Prin Pay	6/25/19	12/25/16	2/25/15	5/25/13	12/25/11

Class M-4 Certificates to Clean-up Call Date

FRM Prepay Speed	85% PPC	100% PPC	115% PPC	125% PPC	145% PPC
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.13	5.15	4.51	4.06	3.88
MDUR (yr)	5.56	4.74	4.20	3.80	3.65
First Prin Pay	12/25/07	9/25/07	11/25/07	12/25/07	2/25/08
Last Prin Pay	7/25/13	1/25/12	11/25/10	11/25/09	2/25/09

Class M-4 Certificates to Maturity

FRM Prepay Speed	85% PPC	100% PPC	115% PPC	125% PPC	145% PPC
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.67	5.58	4.89	4.37	4.12
MDUR (yr)	5.97	5.08	4.51	4.06	3.86
First Prin Pay	12/25/07	9/25/07	11/25/07	12/25/07	2/25/08
Last Prin Pay	1/25/19	7/25/16	9/25/14	1/25/13	9/25/11

22

❊❊ RBS Greenwich Capital

Weighted Average Life Tables

Class M-5 Certificates to Clean-up Call Date

FRM Prepay Speed	85% PPC	100% PPC	115% PPC	125% PPC	145% PPC
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.13	5.15	4.50	4.03	3.79
MDUR (yr)	5.53	4.71	4.16	3.76	3.56
First Prin Pay	12/25/07	9/25/07	10/25/07	11/25/07	1/25/08
Last Prin Pay	7/25/13	1/25/12	11/25/10	11/25/09	2/25/09

Class M-5 Certificates to Maturity

FRM Prepay Speed	85% PPC	100% PPC	115% PPC	125% PPC	145% PPC
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.64	5.56	4.86	4.32	4.02
MDUR (yr)	5.92	5.04	4.46	4.00	3.76
First Prin Pay	12/25/07	9/25/07	10/25/07	11/25/07	1/25/08
Last Prin Pay	7/25/18	2/25/16	5/25/14	9/25/12	6/25/11

Class M-6 Certificates to Clean-up Call Date

FRM Prepay Speed	85% PPC	100% PPC	115% PPC	125% PPC	145% PPC
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.13	5.15	4.49	3.99	3.74
MDUR (yr)	5.48	4.68	4.13	3.70	3.49
First Prin Pay	12/25/07	9/25/07	10/25/07	11/25/07	12/25/07
Last Prin Pay	7/25/13	1/25/12	11/25/10	11/25/09	2/25/09

Class M-6 Certificates to Maturity

FRM Prepay Speed	85% PPC	100% PPC	115% PPC	125% PPC	145% PPC
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.61	5.53	4.83	4.26	3.95
MDUR (yr)	5.83	4.98	4.40	3.93	3.67
First Prin Pay	12/25/07	9/25/07	10/25/07	11/25/07	12/25/07
Last Prin Pay	12/25/17	8/25/15	12/25/13	5/25/12	2/25/11

✖✖RBS Greenwich Capital

Weighted Average Life Tables

Class M-7 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.13	5.15	4.49	3.98	3.69
MDUR (yr)	5.41	4.62	4.09	3.66	3.42
First Prin Pay	12/25/07	9/25/07	10/25/07	10/25/07	11/25/07
Last Prin Pay	7/25/13	1/25/12	11/25/10	11/25/09	2/25/09

Class M-7 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.56	5.49	4.80	4.22	3.88
MDUR (yr)	5.72	4.89	4.33	3.86	3.58
First Prin Pay	12/25/07	9/25/07	10/25/07	10/25/07	11/25/07
Last Prin Pay	4/25/17	2/25/15	7/25/13	1/25/12	11/25/10

Class M-8 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.13	5.15	4.47	3.96	3.66
MDUR (yr)	5.38	4.60	4.06	3.63	3.38
First Prin Pay	12/25/07	9/25/07	9/25/07	10/25/07	11/25/07
Last Prin Pay	7/25/13	1/25/12	11/25/10	11/25/09	2/25/09

Class M-8 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.50	5.45	4.74	4.17	3.83
MDUR (yr)	5.65	4.83	4.26	3.80	3.52
First Prin Pay	12/25/07	9/25/07	9/25/07	10/25/07	11/25/07
Last Prin Pay	7/25/16	6/25/14	12/25/12	7/25/11	6/25/10

✖✖ RBS Greenwich Capital

Weighted Average Life Tables

Class M-9 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.13	5.15	4.47	3.96	3.63
MDUR (yr)	5.09	4.39	3.89	3.50	3.24
First Prin Pay	12/25/07	9/25/07	9/25/07	10/25/07	10/25/07
Last Prin Pay	7/25/13	1/25/12	11/25/10	11/25/09	2/25/09

Class M-9 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.43	5.39	4.69	4.13	3.76
MDUR (yr)	5.28	4.55	4.04	3.62	3.34
First Prin Pay	12/25/07	9/25/07	9/25/07	10/25/07	10/25/07
Last Prin Pay	12/25/15	12/25/13	7/25/12	3/25/11	3/25/10

Class M-10 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.13	5.15	4.47	3.94	3.61
MDUR (yr)	5.09	4.39	3.89	3.48	3.23
First Prin Pay	12/25/07	9/25/07	9/25/07	9/25/07	10/25/07
Last Prin Pay	7/25/13	1/25/12	11/25/10	11/25/09	2/25/09

Class M-10 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.30	5.28	4.60	4.03	3.69
MDUR (yr)	5.20	4.48	3.98	3.55	3.28
First Prin Pay	12/25/07	9/25/07	9/25/07	9/25/07	10/25/07
Last Prin Pay	2/25/15	5/25/13	1/25/12	10/25/10	10/25/09

✖ RBS Greenwich Capital

Initial Mortgage Loans
As of the Statistical Calculation Date

		Minimum	Maximum
Total Original Balance	$622,762,212.00		
Total Current Balance	$622,735,499.52		
Number of Loans	4,274		
Average Original Balance	$145,709.46	$10,000.00	$750,000.00
Average Current Balance	$145,703.21	$9,992.58	$750,000.00
Average Collateral Value	$197,930.90	$30,000.00	$1,175,000.00
Weighted Average Gross Coupon	7.2085 %	4.5000 %	16.2500 %
Weighted Average Gross Margin	5.8807 %	3.6250 %	10.2400 %
Weighted Average First Rate Cap	2.7537 %	2.0000 %	7.0000 %
Weighted Average Period Rate Cap	1.5000 %	1.5000 %	1.5000 %
Weighted Average Maximum Rate	14.0196 %	7.2500 %	19.7500 %
Weighted Average Initial Rate Adj. Frequency	25 months	24 months	60 months
Weighted Average Rate Adj. Frequency	6 months	6 months	6 months
Weighted Average Months to Roll	24 months	18 months	60 months
Weighted Average LTV	86.07 %	17.96 %	100.00 %
Weighted Average FICO Score	646	510	808
Weighted Average Amortization Term	359.53 months	180.00 months	360.00 months
Weighted Average Original Term	351.98 months	180.00 months	360.00 months
Weighted Average Remaining Term	350.80 months	175.00 months	360.00 months
Weighted Average Seasoning	1.17 months	0.00 months	6.00 months
Weighted Average Prepayment Term	24 months	0 months	36 months
Weighted Average IO Term	25 months	0 months	60 months
Weighted Average IO Remaining Term	24 months	0 months	60 months

Top Prepayment Penalty Concentrations ($)	90.09 % Prepayment Penalty, 9.91 % No Prepayment Penalty
Top State Concentrations ($)	30.80 % California, 8.73 % Arizona, 5.97 % Florida
Maximum Zip Code Concentration ($)	0.50 % 94591

First Pay Date	Feb. 01, 2004	Aug. 01, 2004
Maturity Date	Feb. 01, 2019	Jul. 01, 2034

26

※RBS Greenwich Capital

Product	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
2/28 6 Mo LIBOR ARM	3,341	$543,250,376.66	87.24%
3/27 6 Mo LIBOR ARM	171	31,624,227.88	5.08
5/25 6 Mo LIBOR ARM	38	8,982,403.97	1.44
Fixed Rate	146	12,734,349.84	2.04
Fixed Rate Balloon	578	26,144,141.17	4.20
Total	4,274	$622,735,499.52	100.00%

Index	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
6 Mo LIBOR	3,550	$583,857,008.51	93.76%
Fixed Rate	724	38,878,491.01	6.24
Total	4,274	$622,735,499.52	100.00%

Amortization	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Fully Amortizing	3,322	$370,786,649.58	59.54%
Interest Only	952	251,948,849.94	40.46
Total	4,274	$622,735,499.52	100.00%

Lien	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
First Lien	3,644	$595,268,871.69	95.59%
Second Lien	630	27,466,627.83	4.41
Total	4,274	$622,735,499.52	100.00%

Silent Second	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
No Silent Second	2,741	$359,925,850.91	57.80%
Silent Second	1,533	262,809,648.61	42.20
Total	4,274	$622,735,499.52	100.00%

27

RBS Greenwich Capital

Original Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
10,000 - 25,000	183	$3,103,300.36	0.50%
25,001 - 50,000	576	21,626,466.68	3.47
50,001 - 75,000	598	37,819,718.47	6.07
75,001 - 100,000	495	43,832,872.28	7.04
100,001 - 125,000	493	55,782,968.71	8.96
125,001 - 150,000	462	63,089,496.61	10.13
150,001 - 175,000	286	46,270,945.22	7.43
175,001 - 200,000	241	45,254,267.93	7.27
200,001 - 225,000	165	35,112,467.66	5.64
225,001 - 250,000	151	35,992,160.41	5.78
250,001 - 275,000	95	24,925,961.22	4.00
275,001 - 300,000	105	30,132,145.43	4.84
300,001 - 325,000	63	19,823,984.02	3.18
325,001 - 350,000	63	21,257,817.86	3.41
350,001 - 375,000	55	19,922,100.00	3.20
375,001 - 400,000	50	19,437,216.45	3.12
400,001 - 425,000	36	14,879,644.14	2.39
425,001 - 450,000	24	10,504,454.31	1.69
450,001 - 475,000	24	11,088,270.65	1.78
475,001 - 500,000	26	12,770,050.00	2.05
500,001 - 525,000	9	4,626,416.07	0.74
525,001 - 550,000	11	5,919,700.00	0.95
550,001 - 575,000	11	6,183,700.00	0.99
575,001 - 600,000	10	5,925,698.62	0.95
600,001 - 625,000	8	4,925,976.42	0.79
625,001 - 650,000	25	16,198,000.00	2.60
650,001 - 675,000	2	1,332,000.00	0.21
675,001 - 700,000	3	2,062,700.00	0.33
700,001 - 725,000	2	1,440,000.00	0.23
725,001 - 750,000	2	1,495,000.00	0.24
Total	4,274	$622,735,499.52	100.00%

✖RBS Greenwich Capital

Current Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
9,993 - 25,000	183	$3,103,300.36	0.50%
25,001 - 50,000	576	21,626,466.68	3.47
50,001 - 75,000	598	37,819,718.47	6.07
75,001 - 100,000	495	43,832,872.28	7.04
100,001 - 125,000	493	55,782,968.71	8.96
125,001 - 150,000	462	63,089,496.61	10.13
150,001 - 175,000	287	46,445,858.03	7.46
175,001 - 200,000	240	45,079,355.12	7.24
200,001 - 225,000	165	35,112,467.66	5.64
225,001 - 250,000	151	35,992,160.41	5.78
250,001 - 275,000	95	24,925,961.22	4.00
275,001 - 300,000	105	30,132,145.43	4.84
300,001 - 325,000	63	19,823,984.02	3.18
325,001 - 350,000	63	21,257,817.86	3.41
350,001 - 375,000	55	19,922,100.00	3.20
375,001 - 400,000	50	19,437,216.45	3.12
400,001 - 425,000	36	14,879,644.14	2.39
425,001 - 450,000	24	10,504,454.31	1.69
450,001 - 475,000	24	11,088,270.65	1.78
475,001 - 500,000	26	12,770,050.00	2.05
500,001 - 525,000	9	4,626,416.07	0.74
525,001 - 550,000	11	5,919,700.00	0.95
550,001 - 575,000	11	6,183,700.00	0.99
575,001 - 600,000	10	5,925,698.62	0.95
600,001 - 625,000	8	4,925,976.42	0.79
625,001 - 650,000	25	16,198,000.00	2.60
650,001 - 675,000	2	1,332,000.00	0.21
675,001 - 700,000	3	2,062,700.00	0.33
700,001 - 725,000	2	1,440,000.00	0.23
725,001 - 750,000	2	1,495,000.00	0.24
Total	4,274	$622,735,499.52	100.00%

29

✖ RBS Greenwich Capital

Gross Coupon (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
4.500	8	$2,131,100.00	0.34%
4.501 - 5.000	125	34,673,973.38	5.57
5.001 - 5.500	307	78,453,107.56	12.60
5.501 - 6.000	462	108,662,538.44	17.45
6.001 - 6.500	380	67,884,602.27	10.90
6.501 - 7.000	494	80,771,657.31	12.97
7.001 - 7.500	266	37,483,199.84	6.02
7.501 - 8.000	243	35,327,303.37	5.67
8.001 - 8.500	207	25,657,414.09	4.12
8.501 - 9.000	290	33,214,415.14	5.33
9.001 - 9.500	305	31,739,632.50	5.10
9.501 - 10.000	275	25,618,872.40	4.11
10.001 - 10.500	238	24,518,275.34	3.94
10.501 - 11.000	203	15,694,271.14	2.52
11.001 - 11.500	169	9,381,649.66	1.51
11.501 - 12.000	94	5,146,105.23	0.83
12.001 - 12.500	44	1,923,850.03	0.31
12.501 - 13.000	34	1,165,200.00	0.19
13.001 - 13.500	17	419,664.79	0.07
13.501 - 14.000	7	251,700.00	0.04
14.001 - 14.500	72	1,722,024.03	0.28
14.501 - 15.000	19	485,096.85	0.08
15.001 - 15.500	3	87,800.00	0.01
15.501 - 16.000	10	270,046.15	0.04
16.001 - 16.250	2	52,000.00	0.01
Total	4,274	$622,735,499.52	100.00%

۞ RBS Greenwich Capital

Gross Margin (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
0.000 - 4.000	41	$10,175,286.78	1.74%
4.001 - 5.000	751	162,652,182.15	27.86
5.001 - 6.000	978	181,559,033.76	31.10
6.001 - 7.000	852	124,766,813.73	21.37
7.001 - 8.000	597	73,554,218.57	12.60
8.001 - 9.000	292	28,063,004.16	4.81
9.001 - 10.000	37	2,919,719.36	0.50
10.001 - 10.240	2	166,750.00	0.03
Total	3,550	$583,857,008.51	100.00%

First Rate Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
2.000	549	$144,188,829.94	24.70%
3.000	3,000	439,572,978.57	75.29
7.000	1	95,200.00	0.02
Total	3,550	$583,857,008.51	100.00%

Period Rate Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
1.500	3,550	$583,857,008.51	100.00%
Total	3,550	$583,857,008.51	100.00%

✖ RBS Greenwich Capital

Maximum Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
0.000 - 8.000	1	$232,800.00	0.04%
10.001 - 11.000	1	109,600.00	0.02
11.001 - 12.000	134	37,277,073.38	6.38
12.001 - 13.000	770	187,098,596.00	32.05
13.001 - 14.000	838	142,182,166.90	24.35
14.001 - 15.000	473	69,289,557.72	11.87
15.001 - 16.000	431	54,092,511.22	9.26
16.001 - 17.000	450	50,189,580.27	8.60
17.001 - 18.000	340	34,781,917.36	5.96
18.001 - 19.000	103	8,136,464.59	1.39
19.001 - 19.750	9	466,741.07	0.08
Total	**3,550**	**$583,857,008.51**	**100.00%**

Next Rate Reset Date (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
18	1	$152,612.18	0.03%
20	30	5,075,151.24	0.87
21	445	70,029,886.62	11.99
22	823	134,933,021.62	23.11
23	897	143,073,770.00	24.50
24	1,145	189,985,935.00	32.54
32	1	131,331.73	0.02
33	26	4,436,186.15	0.76
34	36	5,319,500.00	0.91
35	41	8,591,850.00	1.47
36	67	13,145,360.00	2.25
55	1	202,105.36	0.03
57	5	1,338,698.61	0.23
58	6	1,280,600.00	0.22
59	11	3,068,250.00	0.53
60	15	3,092,750.00	0.53
Total	**3,550**	**$583,857,008.51**	**100.00%**

✖RBS Greenwich Capital

Amortization Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
180	11	$765,659.48	0.12%
240	50	1,279,986.66	0.21
360	4,213	620,689,853.38	99.67
Total	4,274	$622,735,499.52	100.00%

Original Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
180	589	$26,909,800.65	4.32%
240	50	1,279,986.66	0.21
360	3,635	594,545,712.21	95.47
Total	4,274	$622,735,499.52	100.00%

Remaining Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
175 - 192	589	$26,909,800.65	4.32%
217 - 240	50	1,279,986.66	0.21
337 - 360	3,635	594,545,712.21	95.47
Total	4,274	$622,735,499.52	100.00%

✖️RBS Greenwich Capital

Original LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
17.96 - 20.00	1	$32,500.00	0.01%
25.01 - 30.00	1	60,000.00	0.01
30.01 - 35.00	2	410,000.00	0.07
35.01 - 40.00	2	178,000.00	0.03
40.01 - 45.00	5	702,312.36	0.11
45.01 - 50.00	11	1,359,500.00	0.22
50.01 - 55.00	10	1,056,000.00	0.17
55.01 - 60.00	11	1,763,350.55	0.28
60.01 - 65.00	25	4,165,503.99	0.67
65.01 - 70.00	63	13,686,589.50	2.20
70.01 - 75.00	136	24,061,409.23	3.86
75.01 - 80.00	1,674	280,775,395.35	45.09
80.01 - 85.00	240	36,018,450.70	5.78
85.01 - 90.00	355	60,745,207.06	9.75
90.01 - 95.00	333	66,527,927.69	10.68
95.01 - 100.00	1,405	131,193,353.09	21.07
Total	4,274	$622,735,499.52	100.00%

FICO Score	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
510 - 525	7	$460,398.53	0.07%
526 - 550	118	12,087,402.95	1.94
551 - 575	238	27,182,662.96	4.37
576 - 600	545	66,825,463.72	10.73
601 - 625	871	102,803,325.98	16.51
626 - 650	899	134,375,591.42	21.58
651 - 675	739	122,301,426.17	19.64
676 - 700	414	70,888,778.49	11.38
701 - 725	222	39,651,007.64	6.37
726 - 750	145	28,868,800.19	4.64
751 - 775	41	9,653,341.47	1.55
776 - 800	31	7,123,150.00	1.14
801 - 808	4	514,150.00	0.08
Total	4,274	$622,735,499.52	100.00%

✖ RBS Greenwich Capital

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Single Family	3,108	$412,430,052.39	66.23%
PUD	702	132,927,665.46	21.35
Two-Four Family	286	52,048,965.32	8.36
Condominium	177	25,257,616.35	4.06
Townhouse	1	71,200.00	0.01
Total	4,274	$622,735,499.52	100.00%

Occupancy	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Primary	4,141	$610,754,354.32	98.08%
Non-owner	130	11,811,845.20	1.90
Second Home	3	169,300.00	0.03
Total	4,274	$622,735,499.52	100.00%

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Purchase	3,092	$417,544,946.97	67.05%
Cash Out Refinance	1,139	197,917,053.13	31.78
Rate/Term Refinance	43	7,273,499.42	1.17
Total	4,274	$622,735,499.52	100.00%

Documentation	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Full Documentation	3,823	$551,432,015.11	88.55%
Stated Documentation	451	71,303,484.41	11.45
Total	4,274	$622,735,499.52	100.00%

RBS Greenwich Capital

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Prepayment Penalty	3,626	$561,077,584.28	90.10%
No Prepayment Penalty	648	61,657,915.24	9.90
Total	**4,274**	**$622,735,499.52**	**100.00%**

Prepayment Penalty Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
N/A	649	$61,689,265.24	9.91%
12	40	6,138,313.67	0.99
21	551	164,286,561.70	26.38
24	2,726	340,354,721.56	54.65
33	34	11,055,200.00	1.78
36	274	39,211,437.35	6.30
Total	**4,274**	**$622,735,499.52**	**100.00%**

Grade	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
A	1	$81,900.00	0.01%
A-	1	95,138.03	0.02
B	3	331,950.00	0.05
C	3	118,336.50	0.02
C-	1	32,991.07	0.01
MS1	1,625	283,219,921.59	45.48
MS2	915	138,292,199.26	22.21
MS3	866	98,695,366.60	15.85
MS4	539	67,349,009.81	10.82
MS5	210	23,249,671.03	3.73
MS6	110	11,269,015.63	1.81
Total	**4,274**	**$622,735,499.52**	**100.00%**

36

✵ RBS Greenwich Capital

State	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Alabama	54	$4,995,584.08	0.80%
Arizona	390	54,369,423.16	8.73
Arkansas	21	1,797,072.01	0.29
California	731	191,823,526.12	30.80
Colorado	91	16,921,802.91	2.72
Connecticut	43	5,684,385.27	0.91
Delaware	6	768,700.00	0.12
District of Columbia	10	2,318,364.96	0.37
Florida	301	37,182,966.77	5.97
Georgia	81	11,394,485.48	1.83
Idaho	67	6,116,333.02	0.98
Illinois	143	16,343,143.86	2.62
Indiana	174	11,985,572.72	1.92
Iowa	48	3,649,285.53	0.59
Kansas	132	9,483,943.86	1.52
Kentucky	29	2,163,956.06	0.35
Louisiana	48	4,726,223.79	0.76
Maryland	89	16,335,747.47	2.62
Massachusetts	114	26,279,555.23	4.22
Michigan	114	11,847,533.57	1.90
Minnesota	12	2,196,820.08	0.35
Mississippi	20	1,360,674.81	0.22
Missouri	180	14,896,900.22	2.39
Montana	13	1,894,731.61	0.30
Nebraska	61	5,247,428.13	0.84
Nevada	120	19,697,004.16	3.16
New Hampshire	3	373,850.00	0.06
New Jersey	8	1,168,400.00	0.19
New Mexico	21	2,203,444.76	0.35
North Dakota	2	196,000.00	0.03
Ohio	145	13,409,795.29	2.15
Oklahoma	63	4,149,945.25	0.67
Oregon	193	26,885,507.53	4.32
Pennsylvania	163	12,555,222.52	2.02
Rhode Island	16	2,024,900.00	0.33
South Carolina	4	371,650.00	0.06

Continued Next Page...

✖ RBS Greenwich Capital

State *(Continued)*	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
South Dakota	16	1,257,900.00	0.20
Tennessee	40	3,568,233.65	0.57
Texas	95	9,717,233.48	1.56
Utah	89	11,516,223.48	1.85
Virginia	76	14,005,735.20	2.25
Washington	230	36,288,993.48	5.83
Wisconsin	9	618,950.00	0.10
Wyoming	9	942,350.00	0.15
Total	4,274	$622,735,499.52	100.00%

✻ RBS Greenwich Capital

Group I Initial Mortgage Loans
As of Statistical Calculation Date

			Minimum		Maximum	
Total Original Balance	$516,718,117.00					
Total Current Balance	$516,698,549.32					
Number of Loans	3,209					
			Minimum		**Maximum**	
Average Original Balance	$161,021.54		$30,000.00		$750,000.00	
Average Current Balance	$161,015.44		$30,000.00		$750,000.00	
Weighted Average Gross Coupon	6.9659	%	4.5000	%	11.8750	%
Weighted Average Gross Margin	5.7740	%	3.6250	%	8.0000	%
Weighted Average First Rate Cap	2.7850	%	2.0000	%	3.0000	%
Weighted Average Period Rate Cap	1.5000	%	1.5000	%	1.5000	%
Weighted Average Maximum Rate	13.9413	%	7.2500	%	18.7500	%
Weighted Average Initial Rate Adj Frequency	25	months	24	months	60	months
Weighted Average Rate Adj Frequency	6	months	6	months	6	months
Weighted Average Months to Roll	23	months	17	months	59	months
Weighted Average Original LTV	85.41	%	17.96	%	100.00	%
Weighted Average FICO Score	647		510		808	
Weighted Average Amortization Term	359.75	months	180.00	months	360.00	months
Weighted Average Original Term	359.75	months	180.00	months	360.00	months
Weighted Average Remaining Term	357.70	months	176.00	months	359.00	months
Weighted Average Seasoning	2.05	months	1.00	months	7.00	months
Weighted Average Prepayment Term	24	months	0	months	36	months
Weighted Average IO Term	26	months	0	months	60	months
Weighted Average IO Remaining Term	24	months	0	months	59	months

Top Prepayment Penalty Concentrations ($)	91.47% Prepayment Penalty, 8.53% No Prepayment Penalty
Top State Concentrations ($)	29.65% California, 9.25% Arizona, 6.28% Washington
Maximum Zip Code Concentration ($)	0.49 % 94591

First Pay Date	Feb 01, 2004	Aug 1, 2004
Maturity Date	Apr 01, 2019	Jul 1, 2034

⚒ RBS Greenwich Capital

Product	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
2/28 6 Mo LIBOR ARM	2,923	$468,146,546.25	90.60%
3/27 6 Mo LIBOR ARM	156	29,100,334.54	5.63
5/25 6 Mo LIBOR ARM	37	8,407,005.35	1.63
Fixed Rate	93	11,044,663.18	2.14
Total	3,209	$516,698,549.32	100.00%

Index	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
6 Mo LIBOR	3,116	$505,653,886.14	97.86%
Fixed Rate	93	11,044,663.18	2.14
Total	3,209	$516,698,549.32	100.00%

Amortization	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Fully Amortizing	2,344	$301,024,329.78	58.26%
Interest Only	865	215,674,219.54	41.74
Total	3,209	$516,698,549.32	100.00%

Lien	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
First Lien	3,209	$516,698,549.32	100.00%
Total	3,209	$516,698,549.32	100.00%

Silent Second	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
No Silent Second	1,787	$278,722,403.18	53.94%
Silent Second	1,422	237,976,146.14	46.06
Total	3,209	$516,698,549.32	100.00%

✖✖RBS Greenwich Capital

Original Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
30,000-50,000	199	$8,248,881.82	1.60%
50,001-75,000	440	27,940,967.34	5.41
75,001-100,000	406	36,042,546.36	6.98
100,001-125,000	437	49,432,030.40	9.57
125,001-150,000	423	57,822,435.38	11.19
150,001-175,000	266	43,053,176.47	8.33
175,001-200,000	232	43,589,355.43	8.44
200,001-225,000	160	34,049,517.66	6.59
225,001-250,000	139	33,083,252.12	6.40
250,001-275,000	89	23,357,061.22	4.52
275,001-300,000	102	29,256,245.43	5.66
300,001-325,000	63	19,823,984.02	3.84
325,001-350,000	47	15,748,281.67	3.05
350,001-375,000	37	13,369,400.00	2.59
375,001-400,000	39	15,153,300.00	2.93
400,001-425,000	27	11,199,364.00	2.17
425,001-450,000	18	7,900,400.00	1.53
450,001-475,000	12	5,521,900.00	1.07
475,001-500,000	17	8,351,050.00	1.62
500,001-525,000	6	3,080,950.00	0.60
525,001-550,000	10	5,371,700.00	1.04
550,001-575,000	7	3,916,450.00	0.76
575,001-600,000	5	2,951,800.00	0.57
600,001-625,000	4	2,459,500.00	0.48
625,001-650,000	17	11,043,000.00	2.14
650,001-675,000	2	1,332,000.00	0.26
675,001-700,000	2	1,385,000.00	0.27
700,001-725,000	1	720,000.00	0.14
725,001-750,000	2	1,495,000.00	0.29
Total	3,209	$516,698,549.32	100.00%

✕ RBS Greenwich Capital

Current Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
30,000-50,000	199	$8,248,881.82	1.60%
50,001-75,000	440	27,940,967.34	5.41
75,001- 100,000	406	36,042,546.36	6.98
100,001- 125,000	437	49,432,030.40	9.57
125,001- 150,000	423	57,822,435.38	11.19
150,001- 175,000	267	43,228,089.28	8.37
175,001- 200,000	231	43,414,442.62	8.40
200,001- 225,000	160	34,049,517.66	6.59
225,001- 250,000	139	33,083,252.12	6.40
250,001- 275,000	89	23,357,061.22	4.52
275,001- 300,000	102	29,256,245.43	5.66
300,001- 325,000	63	19,823,984.02	3.84
325,001- 350,000	47	15,748,281.67	3.05
350,001- 375,000	37	13,369,400.00	2.59
375,001- 400,000	39	15,153,300.00	2.93
400,001- 425,000	27	11,199,364.00	2.17
425,001- 450,000	18	7,900,400.00	1.53
450,001- 475,000	12	5,521,900.00	1.07
475,001- 500,000	17	8,351,050.00	1.62
500,001- 525,000	6	3,080,950.00	0.60
525,001- 550,000	10	5,371,700.00	1.04
550,001- 575,000	7	3,916,450.00	0.76
575,001- 600,000	5	2,951,800.00	0.57
600,001- 625,000	4	2,459,500.00	0.48
625,001- 650,000	17	11,043,000.00	2.14
650,001- 675,000	2	1,332,000.00	0.26
675,001- 700,000	2	1,385,000.00	0.27
700,001- 725,000	1	720,000.00	0.14
725,001- 750,000	2	1,495,000.00	0.29
Total	3,209	$516,698,549.32	100.00%

※ RBS Greenwich Capital

Gross Coupon (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
4.500	5	$1,044,100.00	0.20%
4.501-5.000	115	29,612,957.31	5.73
5.001-5.500	283	67,571,359.45	13.08
5.501-6.000	432	94,561,108.61	18.30
6.001-6.500	367	62,408,742.98	12.08
6.501-7.000	480	74,293,741.90	14.38
7.001-7.500	262	36,109,299.84	6.99
7.501-8.000	223	32,978,773.23	6.38
8.001-8.500	140	18,588,850.74	3.60
8.501-9.000	225	26,596,658.10	5.15
9.001-9.500	224	25,072,020.01	4.85
9.501- 10.000	161	18,364,208.50	3.55
10.001- 10.500	154	16,775,929.32	3.25
10.501- 11.000	78	7,835,745.74	1.52
11.001- 11.500	45	3,725,628.83	0.72
11.501- 11.875	15	1,159,424.76	0.22
Total	3,209	$516,698,549.32	100.00%

Gross Margin (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
3.625- 4.000	35	$8,008,286.78	1.58%
4.001- 5.000	709	143,201,486.72	28.32
5.001- 6.000	940	163,793,103.31	32.39
6.001- 7.000	839	118,718,918.96	23.48
7.001- 8.000	593	71,932,090.37	14.23
Total	3,116	$505,653,886.14	100.00%

First Rate Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
2.00	466	$108,730,799.54	21.50%
3.00	2,650	396,923,086.60	78.50
Total	3,116	$505,653,886.14	100.00%

43

✖✖RBS Greenwich Capital

Period Rate Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
1.50	3,116	$505,653,886.14	100.00%
Total	3,116	$505,653,886.14	100.00%

Maximum Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
7.250- 8.000	1	$232,800.00	0.05%
10.001-11.000	1	109,600.00	0.02
11.001-12.000	121	31,129,057.31	6.16
12.001-13.000	715	162,006,168.06	32.04
13.001-14.000	812	130,595,592.20	25.83
14.001-15.000	468	66,997,927.58	13.25
15.001-16.000	347	43,527,296.30	8.61
16.001-17.000	378	43,099,812.34	8.52
17.001-18.000	222	23,631,275.06	4.67
18.001-18.750	51	4,324,357.29	0.86
Total	3,116	$505,653,886.14	100.00%

✻ RBS Greenwich Capital

Next Rate Reset Date (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
17	1	$152,612.18	0.03%
19	25	3,730,246.17	0.74
20	350	47,898,678.50	9.47
21	670	99,493,739.40	19.68
22	824	137,035,460.00	27.10
23	1,053	179,835,810.00	35.57
31	1	131,331.73	0.03
32	20	3,005,992.81	0.59
33	31	4,559,150.00	0.90
34	38	8,370,600.00	1.66
35	66	13,033,260.00	2.58
54	1	202,105.36	0.04
56	4	763,299.99	0.15
57	6	1,280,600.00	0.25
58	11	3,068,250.00	0.61
59	15	3,092,750.00	0.61
Total	3,116	$505,653,886.14	100.00%

Amortization Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
180	9	$723,159.48	0.14%
360	3,200	515,975,389.84	99.86
Total	3,209	$516,698,549.32	100.00%

Original Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
180	9	$723,159.48	0.14%
360	3,200	515,975,389.84	99.86
Total	3,209	$516,698,549.32	100.00%

✷✷ RBS Greenwich Capital

Remaining Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
176- 192	9	$723,159.48	0.14%
337- 359	3,200	515,975,389.84	99.86
Total	3,209	$516,698,549.32	100.00%

Seasoning (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
1- 7	3,209	$516,698,549.32	100.00%
Total	3,209	$516,698,549.32	100.00%

Original LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
17.96-20.00	1	$32,500.00	0.01%
25.01-30.00	1	60,000.00	0.01
35.01-40.00	2	178,000.00	0.03
40.01-45.00	4	597,312.36	0.12
45.01-50.00	10	1,265,500.00	0.24
50.01-55.00	10	1,056,000.00	0.20
55.01-60.00	9	1,320,359.48	0.26
60.01-65.00	23	3,734,003.99	0.72
65.01-70.00	52	11,109,926.22	2.15
70.01-75.00	103	20,642,776.03	4.00
75.01-80.00	1,544	253,949,090.73	49.15
80.01-85.00	186	28,698,028.37	5.55
85.01-90.00	248	44,274,370.78	8.57
90.01-95.00	252	52,688,910.31	10.20
95.01-100.00	764	97,091,771.05	18.79
Total	3,209	$516,698,549.32	100.00%

46

✖ RBS Greenwich Capital

FICO Score	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
510- 525	2	$217,400.00	0.04%
526- 550	48	6,193,394.78	1.20
551- 575	153	19,505,332.79	3.77
576- 600	425	54,222,985.00	10.49
601- 625	636	87,959,820.17	17.02
626- 650	695	114,923,611.40	22.24
651- 675	587	105,287,485.43	20.38
676- 700	330	57,905,278.97	11.21
701- 725	167	33,029,280.47	6.39
726- 750	109	23,955,010.31	4.64
751- 775	31	7,689,900.00	1.49
776- 800	22	5,294,900.00	1.02
801- 808	4	514,150.00	0.10
Total	**3,209**	**$516,698,549.32**	**100.00%**

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Single Family	2,333	$341,876,037.91	66.17%
PUD	548	108,538,957.76	21.01
Two to Four Family	185	43,365,579.38	8.39
Condominium	142	22,846,774.27	4.42
Townhouse	1	71,200.00	0.01
Total	**3,209**	**$516,698,549.32**	**100.00%**

Occupancy	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Primary	3,114	$507,335,625.69	98.19%
Non-Owner	93	9,218,123.63	1.78
Second Home	2	144,800.00	0.03
Total	**3,209**	**$516,698,549.32**	**100.00%**

47

✖✖RBS Greenwich Capital

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Purchase	2,245	$346,389,304.30	67.04%
Cash Out Refinance	930	164,226,161.45	31.78
Rate/Term Refinance	34	6,083,083.57	1.18
Total	3,209	$516,698,549.32	100.00%

Documentation	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Full Documentation	2,906	$459,898,166.85	89.01%
Stated Documentation	303	56,800,382.47	10.99
Total	3,209	$516,698,549.32	100.00%

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Prepayment Penalty	2,857	$472,600,686.17	91.47%
No Prepayment Penalty	352	44,097,863.15	8.53
Total	3,209	$516,698,549.32	100.00%

Prepayment Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
N/A	352	$44,097,863.15	8.53%
12	25	4,235,211.90	0.82
21	489	136,491,600.64	26.42
24	2,075	285,748,746.96	55.30
33	33	10,680,700.00	2.07
36	235	35,444,426.67	6.86
Total	3,209	$516,698,549.32	100.00%

48

✖ RBS Greenwich Capital

Grade:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
A	1	$81,900.00	0.02%
A-	1	95,138.03	0.02
B	3	331,950.00	0.06
C	1	39,986.50	0.01
MS1	1,273	237,186,172.81	45.90
MS2	704	117,519,791.45	22.74
MS3	635	85,376,099.95	16.52
MS4	418	53,901,319.72	10.43
MS5	133	16,733,340.86	3.24
MS6	40	5,432,850.00	1.05
Total	3,209	$516,698,549.32	100.00%

49

‌✱✱RBS Greenwich Capital

State	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Alabama	42	$4,539,492.82	0.88%
Arizona	307	47,778,661.91	9.25
Arkansas	17	1,452,072.01	0.28
California	546	153,187,102.51	29.65
Colorado	76	14,303,454.38	2.77
Connecticut	27	4,267,650.00	0.83
Delaware	5	743,100.00	0.14
District of Columbia	8	1,787,800.00	0.35
Florida	239	32,017,415.68	6.20
Georgia	59	9,068,933.54	1.76
Idaho	55	5,336,399.82	1.03
Illinois	98	13,207,301.81	2.56
Indiana	135	10,230,967.10	1.98
Iowa	28	2,289,130.77	0.44
Kansas	94	7,785,385.77	1.51
Kentucky	22	1,810,106.06	0.35
Louisiana	39	3,936,102.74	0.76
Maryland	65	13,815,032.61	2.67
Massachusetts	77	22,132,195.48	4.28
Michigan	75	9,129,108.20	1.77
Minnesota	8	1,410,645.08	0.27
Mississippi	13	1,066,274.81	0.21
Missouri	128	11,992,480.88	2.32
Montana	10	1,725,650.00	0.33
Nebraska	47	4,400,678.13	0.85
Nevada	93	16,889,514.25	3.27
New Hampshire	1	143,900.00	0.03
New Jersey	3	483,900.00	0.09
New Mexico	14	1,958,944.76	0.38
North Dakota	2	196,000.00	0.04
Ohio	104	11,074,612.03	2.14
Oklahoma	46	3,437,668.49	0.67
Oregon	147	23,592,560.62	4.57
Pennsylvania	118	10,005,121.02	1.94
Rhode Island	9	1,607,700.00	0.31

Continued Next Page...

✖RBS Greenwich Capital

State *(Continued)*	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
South Carolina	3	287,100.00	0.06
South Dakota	13	1,201,000.00	0.23
Tennessee	32	2,887,483.65	0.56
Texas	78	8,843,033.48	1.71
Utah	75	10,486,268.02	2.03
Virginia	56	10,455,641.53	2.02
Washington	182	32,423,209.36	6.28
Wisconsin	7	490,250.00	0.09
Wyoming	6	821,500.00	0.16
Total	3,209	$516,698,549.32	100.00%

✖✖RBS Greenwich Capital

Group II Initial Mortgage Loans
As of Statistical Calculation Date

			Minimum		Maximum	
Total Original Balance	$106,044,095.00					
Total Current Balance	$106,036,950.20					
Number of Loans	1,065					
Average Original Balance	$99,571.92		$10,000.00		$720,000.00	
Average Current Balance	$99,565.21		$9,992.58		$720,000.00	
Weighted Average Gross Coupon	8.3905	%	4.5000	%	16.2500	%
Weighted Average Gross Margin	6.5703	%	3.6250	%	10.2400	%
Weighted Average First Rate Cap	2.5515	%	2.0000	%	7.0000	%
Weighted Average Period Rate Cap	1.5000	%	1.5000	%	1.5000	%
Weighted Average Maximum Rate	14.5263	%	11.5000	%	19.7500	%
Weighted Average Initial Rate Adj Frequency	25	months	24	months	60	months
Weighted Average Rate Adj Frequency	6	months	6	months	6	months
Weighted Average Months to Roll	22	months	19	months	56	months
Weighted Average Original LTV	89.24	%	32.34	%	100.00	%
Weighted Average FICO Score	641		525		798	
Weighted Average Amortization Term	358.48	months	180.00	months	360.00	months
Weighted Average Original Term	314.10	months	180.00	months	360.00	months
Weighted Average Remaining Term	311.33	months	174.00	months	359.00	months
Weighted Average Seasoning	2.77	months	1.00	months	6.00	months
Weighted Average Prepayment Term	23	months	0	months	36	months
Weighted Average IO Term	24	months	0	months	36	months
Weighted Average IO Remaining Term	21	months	0	months	33	months

Top Prepayment Penalty Concentrations ($)	83.41% Prepayment Penalty, 16.59% No Prepayment Penalty
Top State Concentrations ($)	36.44% California, 6.22% Arizona, 4.87% Florida
Maximum Zip Code Concentration ($)	1.71% 94583

First Pay Date	Mar 01, 2004	Aug 1, 2004
Maturity Date	Feb 01, 2019	Jul 1, 2034

52

❈RBS Greenwich Capital

Product	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
2/28 6 Mo LIBOR ARM	418	$75,103,830.41	70.83%
3/27 6 Mo LIBOR ARM	15	2,523,893.34	2.38
5/25 6 Mo LIBOR ARM	1	575,398.62	0.54
Fixed Rate	53	1,689,686.66	1.59
Fixed Rate Balloon	578	26,144,141.17	24.66
Total	1,065	$106,036,950.20	100.00%

Index	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
6 Mo LIBOR	434	$78,203,122.37	73.75%
Fixed Rate	631	27,833,827.83	26.25
Total	1,065	$106,036,950.20	100.00%

Amortization	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Fully Amortizing	978	$69,762,319.80	65.79%
Interest Only	87	36,274,630.40	34.21
Total	1,065	$106,036,950.20	100.00%

Lien	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
First Lien	435	$78,570,322.37	74.10%
Second Lien	630	27,466,627.83	25.90
Total	1,065	$106,036,950.20	100.00%

53

RBS Greenwich Capital

Silent Second	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
No Silent Second	954	$81,203,447.73	76.58%
Silent Second	111	24,833,502.47	23.42
Total	**1,065**	**$106,036,950.20**	**100.00%**

Original Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
10,000-25,000	183	$3,103,300.36	2.93%
25,001-50,000	377	13,377,584.86	12.62
50,001-75,000	158	9,878,751.13	9.32
75,001- 100,000	89	7,790,325.92	7.35
100,001- 125,000	56	6,350,938.31	5.99
125,001- 150,000	39	5,267,061.23	4.97
150,001- 175,000	20	3,217,768.75	3.03
175,001- 200,000	9	1,664,912.50	1.57
200,001- 225,000	5	1,062,950.00	1.00
225,001- 250,000	12	2,908,908.29	2.74
250,001- 275,000	6	1,568,900.00	1.48
275,001- 300,000	3	875,900.00	0.83
325,001- 350,000	16	5,509,536.19	5.20
350,001- 375,000	18	6,552,700.00	6.18
375,001- 400,000	11	4,283,916.45	4.04
400,001- 425,000	9	3,680,280.14	3.47
425,001- 450,000	6	2,604,054.31	2.46
450,001- 475,000	12	5,566,370.65	5.25
475,001- 500,000	9	4,419,000.00	4.17
500,001- 525,000	3	1,545,466.07	1.46
525,001- 550,000	1	548,000.00	0.52
550,001- 575,000	4	2,267,250.00	2.14
575,001- 600,000	5	2,973,898.62	2.80
600,001- 625,000	4	2,466,476.42	2.33
625,001- 650,000	8	5,155,000.00	4.86
675,001- 700,000	1	677,700.00	0.64
700,001- 720,000	1	720,000.00	0.68
Total	**1,065**	**$106,036,950.20**	**100.00%**

✖✖RBS Greenwich Capital

Current Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
9,993-25,000	183	$3,103,300.36	2.93%
25,001-50,000	377	13,377,584.86	12.62
50,001-75,000	158	9,878,751.13	9.32
75,001- 100,000	89	7,790,325.92	7.35
100,001- 125,000	56	6,350,938.31	5.99
125,001- 150,000	39	5,267,061.23	4.97
150,001- 175,000	20	3,217,768.75	3.03
175,001- 200,000	9	1,664,912.50	1.57
200,001- 225,000	5	1,062,950.00	1.00
225,001- 250,000	12	2,908,908.29	2.74
250,001- 275,000	6	1,568,900.00	1.48
275,001- 300,000	3	875,900.00	0.83
325,001- 350,000	16	5,509,536.19	5.20
350,001- 375,000	18	6,552,700.00	6.18
375,001- 400,000	11	4,283,916.45	4.04
400,001- 425,000	9	3,680,280.14	3.47
425,001- 450,000	6	2,604,054.31	2.46
450,001- 475,000	12	5,566,370.65	5.25
475,001- 500,000	9	4,419,000.00	4.17
500,001- 525,000	3	1,545,466.07	1.46
525,001- 550,000	1	548,000.00	0.52
550,001- 575,000	4	2,267,250.00	2.14
575,001- 600,000	5	2,973,898.62	2.80
600,001- 625,000	4	2,466,476.42	2.33
625,001- 650,000	8	5,155,000.00	4.86
675,001- 700,000	1	677,700.00	0.64
700,001- 720,000	1	720,000.00	0.68
Total	1,065	$106,036,950.20	100.00%

55

✖ RBS Greenwich Capital

Gross Coupon (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
4.500	3	$1,087,000.00	1.03%
4.501-5.000	10	5,061,016.07	4.77
5.001-5.500	24	10,881,748.11	10.26
5.501-6.000	30	14,101,429.83	13.30
6.001-6.500	13	5,475,859.29	5.16
6.501-7.000	14	6,477,915.41	6.11
7.001-7.500	4	1,373,900.00	1.30
7.501-8.000	20	2,348,530.14	2.21
8.001-8.500	67	7,068,563.35	6.67
8.501-9.000	65	6,617,757.04	6.24
9.001-9.500	81	6,667,612.49	6.29
9.501-10.000	114	7,254,663.90	6.84
10.001-10.500	84	7,742,346.02	7.30
10.501-11.000	125	7,858,525.40	7.41
11.001-11.500	124	5,656,020.83	5.33
11.501-12.000	79	3,986,680.47	3.76
12.001-12.500	44	1,923,850.03	1.81
12.501-13.000	34	1,165,200.00	1.10
13.001-13.500	17	419,664.79	0.40
13.501-14.000	7	251,700.00	0.24
14.001-14.500	72	1,722,024.03	1.62
14.501-15.000	19	485,096.85	0.46
15.001-15.500	3	87,800.00	0.08
15.501-16.000	10	270,046.15	0.25
16.001-16.250	2	52,000.00	0.05
Total	1,065	$106,036,950.20	100.00%

56

❊ RBS Greenwich Capital

Gross Margin (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
3.625- 4.000	6	$2,167,000.00	2.77%
4.001- 5.000	42	19,450,695.43	24.87
5.001- 6.000	38	17,765,930.45	22.72
6.001- 7.000	13	6,047,894.77	7.73
7.001- 8.000	4	1,622,128.20	2.07
8.001- 9.000	292	28,063,004.16	35.88
9.001-10.000	37	2,919,719.36	3.73
10.001-10.240	2	166,750.00	0.21
Total	434	$78,203,122.37	100.00%

First Rate Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
2.00	83	$35,458,030.40	45.34%
3.00	350	42,649,891.97	54.54
7.00	1	95,200.00	0.12
Total	434	$78,203,122.37	100.00%

Period Rate Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
1.50	434	$78,203,122.37	100.00%
Total	434	$78,203,122.37	100.00%

✕✕RBS Greenwich Capital

Maximum Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
11.500-12.000	13	$6,148,016.07	7.86%
12.001-13.000	55	25,092,427.94	32.09
13.001-14.000	26	11,586,574.70	14.82
14.001-15.000	5	2,291,630.14	2.93
15.001-16.000	84	10,565,214.92	13.51
16.001-17.000	72	7,089,767.93	9.07
17.001-18.000	118	11,150,642.30	14.26
18.001-19.000	52	3,812,107.30	4.87
19.001-19.750	9	466,741.07	0.60
Total	**434**	**$78,203,122.37**	**100.00%**

Next Rate Reset Date (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
19	5	$1,344,905.07	1.72%
20	95	22,131,208.12	28.30
21	153	35,439,282.22	45.32
22	73	6,038,310.00	7.72
23	92	10,150,125.00	12.98
32	6	1,430,193.34	1.83
33	5	760,350.00	0.97
34	3	221,250.00	0.28
35	1	112,100.00	0.14
56	1	575,398.62	0.74
Total	**434**	**$78,203,122.37**	**100.00%**

Amortization Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
180	2	$42,500.00	0.04%
240	50	1,279,986.66	1.21
360	1,013	104,714,463.54	98.75
Total	**1,065**	**$106,036,950.20**	**100.00%**

58

✖✖RBS Greenwich Capital

Original Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
180	580	$26,186,641.17	24.70%
240	50	1,279,986.66	1.21
360	435	78,570,322.37	74.10
Total	1,065	$106,036,950.20	100.00%

Remaining Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
174- 192	580	$26,186,641.17	24.70%
217- 240	50	1,279,986.66	1.21
337- 359	435	78,570,322.37	74.10
Total	1,065	$106,036,950.20	100.00%

Seasoning (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
1- 6	1,065	$106,036,950.20	100.00%
Total	1,065	$106,036,950.20	100.00%

✖ RBS Greenwich Capital

Original LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
32.34-35.00	2	$410,000.00	0.39%
40.01-45.00	1	105,000.00	0.10
45.01-50.00	1	94,000.00	0.09
55.01-60.00	2	442,991.07	0.42
60.01-65.00	2	431,500.00	0.41
65.01-70.00	11	2,576,663.28	2.43
70.01-75.00	33	3,418,633.20	3.22
75.01-80.00	130	26,826,304.62	25.30
80.01-85.00	54	7,320,422.33	6.90
85.01-90.00	107	16,470,836.28	15.53
90.01-95.00	81	13,839,017.38	13.05
95.01-100.00	641	34,101,582.04	32.16
Total	**1,065**	**$106,036,950.20**	**100.00%**

FICO Score	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
525	5	$242,998.53	0.23%
526- 550	70	5,894,008.17	5.56
551- 575	85	7,677,330.17	7.24
576- 600	120	12,602,478.72	11.88
601- 625	235	14,843,505.81	14.00
626- 650	204	19,451,980.02	18.34
651- 675	152	17,013,940.74	16.05
676- 700	84	12,983,499.52	12.24
701- 725	55	6,621,727.17	6.24
726- 750	36	4,913,789.88	4.63
751- 775	10	1,963,441.47	1.85
776- 798	9	1,828,250.00	1.72
Total	**1,065**	**$106,036,950.20**	**100.00%**

✖ RBS Greenwich Capital

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Single Family	775	$70,554,014.48	66.54%
PUD	154	24,388,707.70	23.00
Two-Four Family	101	8,683,385.94	8.19
Condominium	35	2,410,842.08	2.27
Total	1,065	$106,036,950.20	100.00%

Occupancy	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Primary	1,027	$103,418,728.63	97.53%
Non-Owner	37	2,593,721.57	2.45
Second Home	1	24,500.00	0.02
Total	1,065	$106,036,950.20	100.00%

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Purchase	847	$71,155,642.67	67.10%
Cash Out Refinance	209	33,690,891.68	31.77
Rate/Term Refinance	9	1,190,415.85	1.12
Total	1,065	$106,036,950.20	100.00%

Documentation	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Full Documentation	917	$91,533,848.26	86.32%
Stated Documentation	148	14,503,101.94	13.68
Total	1,065	$106,036,950.20	100.00%

61

❉ RBS Greenwich Capital

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Prepayment Penalty	768	$88,445,548.11	83.41%
No Prepayment Penalty	297	17,591,402.09	16.59
Total	1,065	$106,036,950.20	100.00%

Prepayment Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
N/A	297	$17,591,402.09	16.59%
12	15	1,903,101.77	1.79
21	62	27,794,961.06	26.21
24	651	54,605,974.60	51.50
33	1	374,500.00	0.35
36	39	3,767,010.68	3.55
Total	1,065	$106,036,950.20	100.00%

Grade:	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
C	2	$78,350.00	0.07%
C-	1	32,991.07	0.03
MS1	352	46,033,748.78	43.41
MS2	211	20,772,407.81	19.59
MS3	231	13,319,266.65	12.56
MS4	121	13,447,690.09	12.68
MS5	77	6,516,330.17	6.15
MS6	70	5,836,165.63	5.50
Total	1,065	$106,036,950.20	100.00%

❊ RBS Greenwich Capital

State	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Alabama	12	$456,091.26	0.43%
Arizona	83	6,590,761.25	6.22
Arkansas	4	345,000.00	0.33
California	185	38,636,423.61	36.44
Colorado	15	2,618,348.53	2.47
Connecticut	16	1,416,735.27	1.34
Delaware	1	25,600.00	0.02
District of Columbia	2	530,564.96	0.50
Florida	62	5,165,551.09	4.87
Georgia	22	2,325,551.94	2.19
Idaho	12	779,933.20	0.74
Illinois	45	3,135,842.05	2.96
Indiana	39	1,754,605.62	1.65
Iowa	20	1,360,154.76	1.28
Kansas	38	1,698,558.09	1.60
Kentucky	7	353,850.00	0.33
Louisiana	9	790,121.05	0.75
Maryland	24	2,520,714.86	2.38
Massachusetts	37	4,147,359.75	3.91
Michigan	39	2,718,425.37	2.56
Minnesota	4	786,175.00	0.74
Mississippi	7	294,400.00	0.28
Missouri	52	2,904,419.34	2.74
Montana	3	169,081.61	0.16
Nebraska	14	846,750.00	0.80
Nevada	27	2,807,489.91	2.65
New Hampshire	2	229,950.00	0.22
New Jersey	5	684,500.00	0.65
New Mexico	7	244,500.00	0.23
Ohio	41	2,335,183.26	2.20
Oklahoma	17	712,276.76	0.67
Oregon	46	3,292,946.91	3.11
Pennsylvania	45	2,550,101.50	2.40
Rhode Island	7	417,200.00	0.39
South Carolina	1	84,550.00	0.08

Continued Next Page...

✕ RBS Greenwich Capital

63

State *(Continued)*	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
South Dakota	3	56,900.00	0.05
Tennessee	8	680,750.00	0.64
Texas	17	874,200.00	0.82
Utah	14	1,029,955.46	0.97
Virginia	20	3,550,093.67	3.35
Washington	48	3,865,784.12	3.65
Wisconsin	2	128,700.00	0.12
Wyoming	3	120,850.00	0.11
Total	1,065	$106,036,950.20	100.00%

✖RBS Greenwich Capital